UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported) May 15, 2026

Dominion Energy, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Virginia	001-08489	54-1229715
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

600 East Canal Street Richmond, Virginia	23219
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code (804) 819-2284

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	D	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On May 15, 2026, Dominion Energy, Inc. (Dominion Energy) entered into an Agreement and Plan of Merger (the Merger Agreement) with NextEra Energy, Inc. (NextEra Energy), WG Development Corp., a wholly owned subsidiary of NextEra Energy (Merger Sub Corp), and CS Holdco, LLC, a wholly owned subsidiary of NextEra Energy (LLC Sub). Pursuant to the terms and subject to the conditions in the Merger Agreement and the related plans of merger, (i) Merger Sub Corp will merge with and into Dominion Energy (the First Merger) with Dominion Energy surviving as a wholly owned subsidiary of NextEra Energy (the Surviving Corporation) and (ii) the Surviving Corporation will immediately thereafter merge with and into LLC Sub (the Second Merger and, together with the First Merger, the Mergers) with LLC Sub surviving as a wholly owned subsidiary of NextEra Energy (the Surviving Entity).

The Board of Directors of Dominion Energy (the Board) unanimously determined that it is in the best interests of Dominion Energy and its shareholders to enter into the Merger Agreement and consummate the First Merger. Accordingly, the Board unanimously adopted the Merger Agreement and the plan of merger relating to the First Merger and resolved to recommend that holders of Dominion Energy’s common stock (Dominion Energy Common Stock) vote to approve the Merger Agreement and the plan of merger relating to the First Merger at a special meeting to be called by Dominion Energy for such purpose.

Under the Merger Agreement, NextEra Energy has agreed to, as soon as practical after the effective time of the First Merger (the Effective Time), increase the size of its board of directors to consist of 14 members and to appoint four mutually agreeable members of the Board or Dominion Energy’s executive management to serve as directors of NextEra Energy, one of which will be Dominion Energy’s current Chair and Chief Executive Officer. NextEra Energy has also agreed to maintain Dominion Energy’s current headquarters in Richmond, Virginia and an operating headquarters in Cayce, South Carolina.

At the Effective Time: (a) each share of Dominion Energy Common Stock issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist, and each such share will be automatically converted into the right to receive (i) cash in an amount equal to a pro rata share of an aggregate of $360 million (the Cash Consideration), without interest, based on the number of shares of Dominion Energy Common Stock issued and outstanding immediately prior to the Effective Time, together with the number of shares of Dominion Energy Common Stock underlying certain Dominion Energy equity awards outstanding immediately prior to the Effective Time, and (ii) 0.8138 shares of common stock of NextEra Energy (NextEra Energy Common Stock); (b) each share of Dominion Energy Common Stock owned by NextEra Energy or Dominion Energy, or by any wholly owned subsidiary of NextEra Energy (including Merger Sub Corp) or Dominion Energy, will be cancelled and will cease to exist and no consideration will be delivered in exchange therefore; and (c) each share of capital stock of Merger Sub Corp issued and outstanding immediately prior to the Effective Time will be converted into one share of capital stock of the Surviving Corporation. At the effective time of the Second Merger (the Second Effective Time), (i) each share of capital stock of the Surviving Corporation issued and outstanding immediately prior to the Second Effective Time will be cancelled without any conversion thereof and no consideration will be delivered in exchange therefor and (ii) the membership interests of LLC Sub will be unaffected by the Second Merger and will remain outstanding as membership interests of the Surviving Entity. No fractional shares of NextEra Energy Common Stock will be issued in the First Merger. Each holder of Dominion Energy Common Stock that would otherwise be entitled to receive fractional shares will instead be entitled to receive cash, without interest, in an amount based upon the volume-weighted average price of the NextEra Energy Common Stock for the 10 consecutive trading days ending on and including the second trading day prior to the Effective Time. If the First Merger is consummated, the Dominion Energy Common Stock will be delisted from the New York Stock Exchange (NYSE) and subsequently deregistered under the Securities Exchange Act of 1934, as amended (the Exchange Act).

Each restricted stock award granted under an Dominion Energy equity award plan that is outstanding immediately prior to the Effective Time will, at the Effective Time, be assumed and converted into (or cancelled and replaced by) a NextEra Energy restricted stock award relating to a number of shares of NextEra Energy Common Stock equal to the product, rounded to the nearest whole number of shares, of (i) the number of shares of Dominion Energy Common Stock subject to such award immediately prior to the Effective Time and (ii) 0.8138 (the Equity Award Exchange Ratio). The terms and conditions applicable to such NextEra Energy award will be the same as those applicable to such Dominion Energy award prior to the Effective Time, and will also include the right to receive the equity award holder’s pro rata share of the Cash Consideration, subject to the same vesting conditions as such award (an Equity Award Cash Distribution Right).

Each performance share award and performance share unit granted under an Dominion Energy equity award plan that is outstanding immediately prior to the Effective Time will, at the Effective Time, be assumed and converted into (or cancelled and replaced by) an award of NextEra Energy restricted stock units relating to a number of shares of NextEra Energy Common Stock equal to the product, rounded to the nearest whole number of shares, of (i) the number of shares of Dominion Energy Common Stock subject to such award immediately prior to the Effective Time (as determined based upon the number of shares of Dominion Energy Common Stock that would be earned if the performance level achieved was the greater of the “target” level performance and the actual level of performance based on a shortened performance period ending immediately prior to the Effective Time) and (ii) the Equity Award Exchange Ratio. The terms and conditions applicable to such NextEra Energy restricted stock units will be the same, excluding performance-based vesting conditions, as those applicable to such Dominion Energy awards or units as of immediately prior to the Effective Time, and will also include an Equity Award Cash Distribution Right.

Each deferred unit credited or deemed credited to a stock unit account under Dominion Energy’s Non-Employee Directors Compensation Plan that is outstanding immediately prior to the Effective Time will be converted, at the Effective Time, into a deferred unit with respect to a number of shares of NextEra Energy Common Stock equal to the product, rounded to the nearest whole number of shares, of (i) the number of shares of Dominion Energy Common Stock subject to such award immediately prior to the Effective Time (including any accumulated dividend equivalent rights) and (ii) the Equity Award Exchange Ratio, to be payable pursuant to the terms of Dominion Energy’s Non-Employee Directors Compensation Plan, and will also include an Equity Award Cash Distribution Right.

Under the terms of the Merger Agreement, Dominion Energy is required to redeem all of its currently issued and outstanding 4.35% Series C Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Stock prior to the Effective Time if the Effective Time occurs after January 15, 2027.

The closing of the First Merger is subject to the satisfaction or waiver of certain closing conditions specified in the Merger Agreement. These include (i) approval of the Merger Agreement and the plan of merger relating to the First Merger by the holders of a majority of the outstanding shares of Dominion Energy Common Stock entitled to vote thereon (the Dominion Energy Shareholder Approval), (ii) approval of the issuance of the shares of NextEra Energy Common Stock to be issued in the First Merger by the holders of a majority of the votes cast by the holders of the outstanding shares of NextEra Energy Common Stock entitled to vote thereon in accordance with the rules and regulations of the NYSE (the NextEra Energy Shareholder Approval and, together with the Dominion Energy Shareholder Approval, the Shareholder Approvals), (iii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the HSR Act), (iv) receipt of specified consents of or under (a) the HSR Act, (b) the Federal Energy Regulatory Commission, (c) the U.S. Nuclear Regulatory Commission, (d) the Virginia State Corporation Commission, (e) the North Carolina Utilities Commission and (f) the Public Service Commission of South Carolina (collectively, the Regulatory Clearances), in each case, without the imposition, individually or in the aggregate, of a Burdensome Condition (as defined in the Merger Agreement), (v) the absence of legal restraints prohibiting the First Merger, (vi) approval for listing on the NYSE of the shares of NextEra Energy Common Stock to be issued in the First Merger, (vii) the initial and continued effectiveness of the registration statement on Form S-4 to be filed by NextEra Energy in connection with the Mergers, (viii) the accuracy of each party’s representations and warranties (subject to certain materiality and knowledge qualifiers) and compliance by each party with its covenants under the Merger Agreement in all material respects and (ix) the absence of a material adverse effect with respect to either Dominion Energy or NextEra Energy.

The Merger Agreement contains customary representations and warranties for a transaction of this nature. The Merger Agreement also contains customary covenants of Dominion Energy and NextEra Energy, including pre-closing covenants to refrain from taking certain actions without the consent of the other party and to conduct their respective businesses in the ordinary course consistent with past practice. Dominion Energy and NextEra Energy have also agreed to use their reasonable best efforts to obtain all consents and permits from governmental authorities (including all necessary regulatory clearances) or any other person required to consummate the mergers, except to the extent that doing so would constitute a Burdensome Condition.

Under the Merger Agreement, each of Dominion Energy and NextEra Energy are subject to certain restrictions on its ability to solicit, engage in discussions with respect to or otherwise knowingly encourage or facilitate an alternative Company Acquisition Proposal or an alternative Parent Acquisition Proposal (each as defined in the Merger Agreement), subject to customary exceptions.

The Merger Agreement contains customary termination rights for each of Dominion Energy and NextEra Energy, including (i) if the First Merger has not been consummated by November 15, 2027, which date is extendable to August 15, 2028 if specified conditions relating to the Regulatory Clearances, the absence of a Burdensome Condition or the absence of certain governmental orders have not been satisfied, (ii) if either of the required Shareholder Approvals is not obtained, (iii) upon a change of recommendation by the board of directors of the other party, as well as, in the case of Dominion Energy, a change in recommendation by the Board and concurrent entry into a definitive agreement for a superior proposal, or (iv) due to certain breaches of the Merger Agreement by the other party, in each case on the terms and subject to the conditions set forth in the Merger Agreement.

In certain circumstances in connection with or following termination of the Merger Agreement, including (i) upon a termination by Dominion Energy to enter into a definitive agreement for a superior proposal, (ii) following a change of recommendation by the Board or (iii) upon entry into an alternative transaction within 12 months following the public announcement or disclosure of another bona fide acquisition proposal with respect to Dominion Energy prior to such termination (where such termination is due to a failure to obtain the Dominion Energy Shareholder Approval or certain breaches of the Merger Agreement by Dominion Energy), Dominion Energy will be required to pay NextEra Energy a termination fee of $2.24 billion. In comparable circumstances, NextEra Energy will be required to pay Dominion Energy a termination fee of $6.52 billion. In other specified circumstances where the Merger Agreement is terminated and such termination results from the failure of one or more specified conditions relating to or involving certain regulatory matters having been satisfied or waived, NextEra Energy will be required to pay Dominion Energy a termination fee of $4.83 billion.

The foregoing description is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K (this Report) and incorporated herein by reference.

The representations, warranties and covenants contained in the Merger Agreement have been made solely for the benefit of the parties thereto. In addition, such representations, warranties and covenants (i) have been made only for purposes of the Merger Agreement, (ii) have been qualified by (a) matters specifically disclosed in any reports filed by Dominion Energy or NextEra Energy with the Securities and Exchange Commission (the SEC) prior to the date of the Merger Agreement (subject to certain exceptions) and (b) confidential disclosures made in confidential disclosure letters delivered in connection with the Merger Agreement, (iii) are subject to materiality qualifications contained in the Merger Agreement that may differ from what may be viewed as material by investors, (iv) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (v) have been included in the Merger Agreement for the purpose of allocating contractual risk between the parties rather than establishing matters as fact. Accordingly, the Merger Agreement is included with this Report only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the parties thereto or their respective businesses. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties to the Merger Agreement or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Dominion Energy’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Dominion Energy and NextEra Energy that is or will be contained in, or incorporated by reference into, the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents that Dominion Energy or NextEra Energy files with the SEC.

Item 7.01	Regulatory FD Disclosure.

On May 18, 2026, Dominion Energy and NextEra Energy issued a joint press release announcing the entry into the Merger Agreement. A copy of the press release is furnished as Exhibit 99.1 to this Report and incorporated herein by reference.

Also on May 18, 2026, Dominion Energy and NextEra Energy intend to hold a joint conference call available to investors and the public. Details for accessing the conference call can be found in the joint press release furnished as Exhibit 99.1 to this Report. A presentation for reference during the call is furnished as Exhibit 99.2 to this Report and is incorporated herein by reference.

The information in this Item 7.01 and Exhibits 99.1 and 99.2 shall not be deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act except as expressly set forth by specific reference in such filing.

Item 9.01	Financial Statements and Exhibits.

Exhibits

2.1	Agreement and Plan of Merger, dated as of May 15, 2026, by and among NextEra Energy, Inc., WG Development Corp., CS Holdco, LLC and Dominion Energy, Inc.

99.1	Joint Press Release, dated May 18, 2026

99.2	Joint Investor Presentation, dated May 18, 2026

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Forward-Looking Statements

This Report includes “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included or incorporated by reference in this Report, including, among other things, statements regarding the proposed business combination transaction between NextEra Energy and Dominion Energy and future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the proposed transactions, the anticipated impact of the proposed transactions on the combined company’s business and future financial and operating results, the anticipated closing date for the proposed transactions and other aspects of NextEra Energy’s or Dominion Energy’s operations or operating results, are forward-looking statements. Words and phrases such as “ambition,” “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions or events can be used to identify forward-looking statements. Where, in any forward-looking statement, NextEra Energy or Dominion Energy expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. Any forward-looking statement is not a guarantee of future performance, outcomes or results and is subject to numerous risks, uncertainties and other factors, many of which are beyond NextEra Energy’s or Dominion Energy’s control, that could cause actual performance, outcomes or results to differ materially from what is expressed or implied in the forward-looking statement.

These factors include a failure by NextEra Energy to successfully integrate Dominion Energy’s businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits of the proposed transactions may not be fully realized or may take longer to realize than expected; each party’s ability to obtain the approval of its shareholders required to consummate the proposed transactions and the timing of the closing of the proposed transactions, including the risk that the conditions to closing are not satisfied on a timely basis or at all or the failure of the transactions to close for any other reason or to close on the anticipated terms, including with the anticipated tax treatment; the risk that any governmental or regulatory approval, consent or authorization that may be required for the proposed transactions is not obtained, is delayed or is obtained subject to conditions that are not anticipated or that cause the termination of the Merger Agreement and abandonment of the transactions; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement by either party; the risk that certain provisions in the Merger Agreement or the pendency of the transactions may impact either party’s ability to pursue certain business opportunities or strategic transactions; unanticipated difficulties, liabilities or expenditures relating to the transactions, including the impact of potential litigation relating to the transactions; the effect of the announcement, pendency or completion of the proposed transactions on the parties’ business relationships and business operations generally, including the parties’ relationship with regulators, suppliers, vendors and customers; the effect of the announcement or pendency of the proposed transactions on the parties’ common stock prices and uncertainty as to the long-term value of either party’s common stock; risks that the proposed transactions disrupt either party’s current plans and operations, including due to the diversion of the attention of management from ordinary course business operations, and potential difficulties in hiring or retaining employees as a result of the proposed transactions; any rating agency actions; and the impact of the announcement or pendency of the proposed transactions on either party’s ability to access capital, including the short- and long-term debt markets, on a timely and affordable basis; general worldwide economic conditions and related uncertainties; the effect and timing of changes in laws or in governmental regulations (including environmental); fluctuations in trading prices of securities of NextEra Energy and in the financial results of NextEra Energy or Dominion Energy; and the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity or gas. The registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the SEC will describe additional risks in connection with the proposed transactions. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and joint proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to NextEra Energy’s and Dominion Energy’s respective periodic reports and other filings with the SEC, including the risk factors contained in NextEra Energy’s and Dominion Energy’s most recently filed Annual Reports on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q.

Any forward-looking statements included in this Report represent current expectations and are inherently uncertain and are made only as of the date hereof (or, if applicable, the dates indicated in such statement). Except as required by law, neither NextEra Energy nor Dominion Energy undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This Report is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transactions and Where to Find It

In connection with the proposed transactions, NextEra Energy intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of NextEra Energy and Dominion Energy that also constitutes a prospectus of NextEra Energy. Each of NextEra Energy and Dominion Energy may also file other relevant documents with the SEC regarding the proposed transactions. This Report is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that NextEra Energy or Dominion Energy may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of NextEra Energy and Dominion Energy. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT NEXTERA ENERGY, DOMINION ENERGY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when available) and other documents containing important information about NextEra Energy, Dominion Energy and the proposed transactions, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by NextEra Energy will be available free of charge on NextEra Energy’s website at http://www.investor.nexteraenergy.com/ or by contacting NextEra Energy’s Investor Relations Department by email at investors@nexteraenergy.com or by phone at (800) 222-4511. Copies of the documents filed with the SEC by Dominion Energy will be available free of charge on Dominion Energy’s website at http://investors.dominionenergy.com or by contacting Dominion Energy’s Investor Relations Department by email at investor.relations@dominionenergy.com or by phone at (804) 819-2438.

Participants in the Solicitation

NextEra Energy, Dominion Energy and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions.

Information about the directors and executive officers of NextEra Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i)  NextEra Energy’s proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on April 1, 2026, including under the headings “Proposal 1: Election as directors of the nominees specified in this proxy statement,” “Director Compensation,” “Executive Compensation,” and “Common Stock Ownership of Certain Beneficial Owners and Management,” (ii) NextEra Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 13, 2026, including under the heading “Item 1. Business—Information About Our Executive Officers” and (iii) to the extent certain holdings of NextEra Energy securities by its directors or executive officers have changed since the amounts set forth in NextEra Energy’s proxy statement for its 2026 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

Information about the directors and executive officers of Dominion Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) Dominion Energy’s proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on March 19, 2026, including under the headings “Item 1: Election of Directors – Director Nominees, “Compensation of Non-Employee Directors,” “Executive Compensation” and “Security Ownership of Certain Beneficial Owners and Management,” (ii) Dominion Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 23, 2026, including under the heading “Information about our Executive Officers” and (iii) to the extent certain holdings of Dominion Energy securities by its directors or executive officers have changed since the amounts set forth in Dominion Energy’s proxy statement for its 2026 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by NextEra Energy and Dominion Energy will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by NextEra Energy and Dominion Energy will be available free of charge through the sources indicated above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION ENERGY, INC.
Registrant

/s/ Steven D. Ridge
Name:	Steven D. Ridge
Title:	Executive Vice President and Chief Financial Officer

Date: May 18, 2026

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

NextEra Energy, Inc.,

WG Development Corp.,

CS Holdco, LLC

and

Dominion Energy, Inc.

Dated as of May 15, 2026

i

Exhibits

Exhibit A	–	Definitions

Exhibit B-1	–	First Plan of Merger

Exhibit B-2	–	Second Plan of Merger

ii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of May 15, 2026 (this “Agreement”), is entered into by and among NextEra Energy, Inc., a Florida corporation (“Parent”), WG Development Corp., a Virginia corporation and a wholly-owned Subsidiary of Parent (“Merger Sub Corp”), CS Holdco, LLC, a Virginia limited liability company and wholly-owned Subsidiary of Parent (“LLC Sub” and together with Merger Sub Corp, the “Merger Subs”) and Dominion Energy, Inc., a Virginia corporation (the “Company”).

RECITALS

WHEREAS, the board of directors of Parent (the “Parent Board”) has (a) determined, in accordance with its good faith business judgment, that it is in the best interests of Parent and, as the sole shareholder of Merger Sub Corp and sole member of LLC Sub, the Merger Subs, that Parent and the Merger Subs enter into this Agreement and consummate the merger of Merger Sub Corp with and into the Company (the “First Merger”) and, immediately following the First Merger, the merger of the Surviving Corporation (as defined below) with and into LLC Sub (the “Second Merger” and, together with the First Merger, the “Mergers”), with LLC Sub continuing as the surviving entity as a wholly-owned Subsidiary of Parent, (b) approved this Agreement and the plans of merger in the form attached hereto as Exhibit B-1 (the “First Plan of Merger”) and Exhibit B-2 (the “Second Plan of Merger” and together with the First Plan of Merger, the “Plans of Merger”) and approved the transactions contemplated by this Agreement, including the Mergers and the issuance of Parent Shares in connection with the First Merger (the “Parent Share Issuance”), in each case on the terms and subject to the conditions set forth in this Agreement and the Plans of Merger, and (c) resolved to recommend that the shareholders of Parent approve the Parent Share Issuance and directed that such matter be submitted for consideration of the shareholders of Parent at the Parent Shareholder Meeting;

WHEREAS, the board of directors of the Company (the “Company Board”) has (a) determined, in accordance with its good faith business judgment, that it is in the best interests of the Company and the shareholders of the Company that the Company enter into this Agreement and consummate the Mergers (including, subject to Section 5.12(b), the Second Merger) and the other transactions contemplated by this Agreement with respect to the Mergers (including, subject to Section 5.12(b), the Second Merger) on the terms and subject to the conditions set forth in this Agreement and the Plans of Merger, (b) adopted this Agreement and the Plans of Merger (including, subject to Section 5.12(b), the Second Plan of Merger) and approved the Mergers (including, subject to Section 5.12(b), the Second Merger) and the other transactions contemplated by this Agreement with respect to the Mergers (including, subject to Section 5.12(b), the Second Plan of Merger), (c) directed that the approval of this Agreement and the First Plan of Merger be submitted to a vote at the Company Shareholders Meeting and (d) resolved to recommend that the shareholders of the Company approve this Agreement and the First Plan of Merger;

WHEREAS, the board of directors of Merger Sub Corp has (a) determined, in accordance with its good faith business judgment, that it is in the best interests of Merger Sub Corp and the sole shareholder of Merger Sub Corp that Merger Sub Corp enter into this Agreement and consummate the First Merger and the other transactions contemplated by this Agreement on the terms and subject to the conditions set forth in this Agreement and the First Plan of Merger, (b) adopted this Agreement and the First Plan of Merger and approved the transactions contemplated by this Agreement, including the First Merger and (c) resolved to recommend that the sole shareholder of Merger Sub Corp approve this Agreement and the First Plan of Merger;

WHEREAS, Parent, as the sole member of LLC Sub, has adopted and approved this Agreement and the Second Plan of Merger and the transactions contemplated by this Agreement, including the Second Merger, on the terms and subject to the conditions set forth in this Agreement and the Second Plan of Merger;

WHEREAS, for U.S. federal income tax purposes, the parties hereto intend that (a) the Mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”), and (b) this Agreement is, and be adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and Treasury Regulations Section 1.368-2(g); and

WHEREAS, the Company, Parent and the Merger Subs desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and also to prescribe various conditions to the First Merger.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Company, Parent and the Merger Subs hereby agree as follows:

ARTICLE I

THE MERGERS

SECTION 1.01 The Mergers.

(a) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the VSCA, at the Effective Time, Merger Sub Corp shall be merged with and into the Company and the separate corporate existence of Merger Sub Corp shall thereupon cease and the Company shall continue as the surviving corporation in the First Merger (the “Surviving Corporation”) and a wholly-owned Subsidiary of Parent. The First Merger shall have the effects set forth in this Agreement and the First Plan of Merger and in the applicable provisions of the VSCA.

(b) Immediately following the Effective Time, the Surviving Corporation shall be merged with and into LLC Sub, and the separate corporate existence of the Surviving Corporation shall thereupon cease and LLC Sub shall continue as the surviving entity in the Second Merger (the “Surviving Entity”) and a wholly-owned Subsidiary of Parent. The Second Merger shall have the effects set forth in this Agreement and in the applicable provisions of the VSCA and the Virginia Limited Liability Company Act (the “VLLCA”).

SECTION 1.02 Closing. The closing of the First Merger (the “Closing”) shall take place remotely via the electronic exchange of executed documents at 9:00 a.m. Eastern time on the third (3rd) Business Day following the day on which all of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) have been satisfied or waived in accordance with this Agreement, or at such other time and place as the Company and Parent may agree in writing. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 1.03 Effective Times. As soon as practicable on the Closing Date, the Company and Parent will cause the First Merger to become effective by filing the articles of merger containing the First Plan of Merger (the “Articles of First Merger”) with the Clerk of the VSCC, which Articles of Merger will be executed and filed in accordance with the applicable provisions of the VSCA. The First Merger shall become effective at the time when the VSCC issues a certificate of merger with respect to the Articles of First Merger or at such later time as may be agreed by Parent and the Company in writing and specified in the Articles of First Merger (the “Effective Time”). Subject to Section 5.12(b), immediately following the Effective Time, Parent and the Surviving Corporation shall cause the Second Merger to become effective by filing articles of merger containing the Second Plan of Merger (the “Articles of Second Merger”) with the Clerk of the VSCC in accordance with the applicable provisions of the VSCA and the VLLCA. The Second Merger shall become effective at the time when the VSCC issues a certificate of merger with respect to the Articles of Second Merger or at such later time as may be specified therein (the “Second Effective Time”).

SECTION 1.04 Organizational Documents.

(a) At the Effective Time, the articles of incorporation and bylaws of the Company as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time to be in substantially the form of the articles of incorporation and bylaws of Merger Sub Corp in effect immediately prior to the Effective Time until thereafter amended in accordance with the provisions thereof and applicable Law; provided, however, that no such amendment shall be inconsistent with the obligations of Parent or the Surviving Corporation under Section 5.08.

(b) At the Second Effective Time, the articles of organization and limited liability company agreement of LLC Sub in effect immediately prior to the Second Effective Time shall be the articles of organization and limited liability company agreement of the Surviving Entity until thereafter amended in accordance with the provisions thereof and applicable Law; provided, however, that no such amendment shall be inconsistent with the obligations of Parent or the Surviving Entity under Section 5.08.

SECTION 1.05 Directors and Officers.

(a) The directors of Merger Sub Corp will be appointed by Parent pursuant to applicable Law to be the directors of the Surviving Corporation after the Effective Time following the resignation or removal of the individuals serving as directors of the Company prior to the Effective Time in accordance with Section 5.15, with such directors appointed by Parent to serve until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and the bylaws of the Surviving Corporation.

(b) The officers of the Company as of immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and the bylaws of the Surviving Corporation.

(c) The directors and officers of the Surviving Corporation shall, from and after the Second Effective Time, be the managers (in the case of the directors of the Surviving Corporation) and officers of the Surviving Entity until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the limited liability company agreement of the Surviving Entity.

ARTICLE II

EFFECT OF THE MERGERS ON THE CAPITAL STOCK OF THE

CONSTITUENT CORPORATIONS

SECTION 2.01 Effect on Capital Stock. At the Effective Time, by virtue of the First Merger and without any action on the part of the Company, Parent, Merger Sub Corp or the holders of any shares of capital stock of the Company, Parent or Merger Sub Corp:

(a) Merger Consideration. Each Company Share issued and outstanding immediately prior to the Effective Time (other than the Cancelled Shares, which shall be treated in accordance with Section 2.01(b)) shall cease to be outstanding, shall be cancelled and shall cease to exist, and each such Company Share, whether represented by a certificate (“Certificate”) or in non-certificated form and represented by book-entry (“Book-Entry Share”), shall automatically be converted into the right to receive (i) an amount equal to the Per Share Cash Amount, and (ii) 0.8138 validly issued, fully paid and non-assessable Parent Shares (the “Per Share Stock Amount” and, together with the Per Share Cash Amount, the “Merger Consideration”). Following the Effective Time, the holders of Company Shares as of immediately prior to the Effective Time shall cease to have any rights with respect thereto, except for the rights set forth in Section 2.03(b)(v).

(b) Cancellation of Cancelled Shares. Each Company Share owned by Parent, Merger Sub Corp or any other wholly-owned Subsidiary of Parent and each Company Share owned by the Company or any wholly-owned Subsidiary of the Company (collectively, the “Cancelled Shares”) shall cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist.

(c) Capital Stock of Merger Sub Corp. Each share of common stock, without par value, of Merger Sub Corp issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable share of common stock, without par value, of the Surviving Corporation, and all such shares together shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(d) Effect of Second Merger. At the Second Effective Time, by virtue of the Second Merger and without any action on the part of Parent, the Surviving Corporation, LLC Sub or any holder of capital stock thereof, (i) each share of capital stock of the Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall be cancelled without any conversion thereof or payment of any consideration therefor, and (ii) the membership interests of LLC Sub shall be unaffected by the Second Merger and shall remain outstanding as membership interests of the Surviving Entity.

SECTION 2.02 Treatment of Company Equity Awards.

(a) Treatment of Performance Shares and Performance Share Units. At the Effective Time, each performance share award and performance share unit granted under a Company Equity Award Plan that is outstanding immediately prior to the Effective Time (a “Company Performance Share Award”) shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be assumed and converted into (or canceled and replaced by) an award of Parent restricted stock units (a “Parent RSU Conversion Award”) relating to a number of Parent Shares equal to the product, rounded to the nearest whole number of shares, of (i) the number of Company Shares subject to such Company Performance Share Award immediately prior to the Effective Time (with such number of Company Shares determined based upon the number of Company Shares that would be earned if the performance level achieved was the greater of (A) the “target” level of performance and (B) the actual level of performance measured based on a shortened performance period ending immediately prior to the Effective Time, as reasonably determined by the Compensation and Talent Development Committee of the Company Board in good faith (following consultation with Parent)) (such greater performance level, the “Subject Performance Level”), and (ii) the Equity Award Exchange Ratio, with the same terms and conditions (including service-based vesting conditions, forfeiture conditions and dividend equivalent rights, but excluding performance-based vesting conditions) that applied to such Company Performance Share Award immediately prior to the Effective Time, and the terms of such Parent RSU Conversion Award will also include an Equity Award Cash Distribution Right.

(b) Treatment of Restricted Stock. At the Effective Time, each restricted stock award in respect of Company Shares granted under a Company Equity Award Plan that is outstanding immediately prior to the Effective Time (a “Company RSA”) shall be assumed and converted into (or canceled and replaced by) a Parent Restricted Stock Award, relating to a number of Parent Shares equal to the product, rounded to the nearest whole number of shares, of (A) the number of Company Shares subject to such Company RSA immediately prior to the Effective Time, and (B) the Equity Award Exchange Ratio, with the same terms and conditions (including dividend rights) that applied to such Company RSA immediately prior to the Effective Time, and the terms of such Parent Restricted Stock Award will also include an Equity Award Cash Distribution Right.

(c) Treatment of Deferred Units. At the Effective Time, each deferred unit in respect of Company Shares credited or deemed credited to a stock unit account under the Company’s Non-Employee Directors Compensation Plan that is outstanding immediately prior to the Effective Time (a “Company Deferred Unit”) shall be converted automatically into a number of deferred unit(s) in respect of Parent Shares (a “Parent Deferred Unit”) equal to the product, rounded to the nearest whole number, of (x) the number of Company Shares subject to such Company Deferred Unit (including any additional Company Shares credited as accumulated dividend equivalent rights with respect to such Company Deferred Unit immediately prior to the Effective Time) multiplied by (y) the Equity Award Exchange Ratio, to be payable pursuant to the terms of the Company’s Non-Employee Directors Compensation Plan, and the terms of such Parent Deferred Unit will also include an Equity Award Cash Distribution Right.

(d) Corporate Actions. At or prior to the Effective Time, the Company, the Company Board or any authorized committee thereof, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of Section 2.02(a), Section 2.02(b) and Section 2.02(c). The Company shall take all actions necessary to ensure that, from and after the Effective Time, neither Parent nor the Surviving Corporation will be required to deliver Company Shares or other capital stock of the Company to any Person pursuant to or in settlement of Company Performance Share Awards, Company RSAs, Company Deferred Units or any other awards under any Company Equity Award Plan.

(e) Registration. As soon as reasonably practicable following the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor form) with respect to the issuance of Parent Shares subject to Parent RSU Conversion Awards and Parent Restricted Stock Awards pursuant to this Section 2.02 (collectively, “Converted Parent Awards”) that are eligible to be registered on Form S-8. The Surviving Corporation shall cooperate with, and assist Parent in the preparation of, such registration statement. Parent shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the Converted Parent Awards remain outstanding.

SECTION 2.03 Exchange of Company Shares.

(a) Exchange Agent. Prior to the Effective Time, Parent shall select a paying and exchange agent reasonably acceptable to the Company (the “Exchange Agent”) and enter into an agreement with such Exchange Agent in form and substance reasonably acceptable to the Company pursuant to which the Exchange Agent will (i) act as agent for the shareholders of the Company in connection with the First Merger and receive payment and delivery of the Merger Consideration to which the shareholders of the Company shall become entitled pursuant to Section 2.01(a) and (ii) act as agent for Parent in transmitting the Merger Consideration to such shareholders following the occurrence of the Effective Time in accordance with this Agreement. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent, in trust for the benefit of the holders of Company Shares, an amount of cash in immediately available funds and an amount of Parent Shares in book-entry form, in each case, sufficient for the Exchange Agent to pay and deliver the Merger Consideration required to be paid and delivered by Parent in accordance with Section 2.01(a). In addition, Parent shall deposit, or cause to be deposited, with the Exchange Agent, from time to time after the Effective Time, (A) any dividends or other distributions payable pursuant to Section 2.03(g) and (B) cash in lieu of any fractional Parent Shares payable pursuant to Section 2.03(h). All cash and Parent Shares, together with any dividends or other distributions, deposited with the Exchange Agent pursuant to this Section 2.03(a) shall be referred to as the “Exchange Fund.”

(b) Exchange Procedures.

(i) Transmittal Materials and Instructions. Promptly after the Effective Time (and in any event within three (3) Business Days thereafter), Parent shall cause the Exchange Agent to mail or otherwise provide to each holder of record of Company Shares (other than holders of Cancelled Shares) (A) transmittal materials, including a letter of transmittal in form as agreed by Parent and the Company, specifying that delivery shall be effected, and risk of loss and title shall pass, with respect to Book-Entry Shares, only upon delivery of an “agent’s message” regarding the book-entry transfer of Book-Entry Shares (or such other evidence, if any, of the transfer as the Exchange Agent may reasonably request), and with respect to Certificates, only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.03(f) to the Exchange Agent), all such transmittal materials to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (B) instructions for use in effecting the surrender of the Book-Entry Shares or Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.03(f)) to the Exchange Agent.

(ii) Certificates. Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.03(f)) to the Exchange Agent in accordance with the terms of transmittal materials and instructions referred to in Section 2.03(b)(i), the holder of such Certificate shall be entitled to receive in exchange therefor (A) a cash amount in immediately available funds equal to (1) the number of Company Shares represented by such Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.03(f)) multiplied by the Per Share Cash Amount, plus (2) any dividends and other distributions such holder has the right to receive pursuant to Section 2.03(g) plus (3) any cash in lieu of any fractional Parent Shares such holder has the right to receive pursuant to Section 2.03(h) and (B) the number of Parent Shares, in uncertificated book-entry form, equal to the number of Company Shares represented by such Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.03(f)) multiplied by the Per Share Stock Amount. No interest will be paid or accrued on any cash amount payable upon due surrender of the Certificates.

(iii) Book-Entry Shares. Notwithstanding anything to the contrary in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the aggregate Merger Consideration that such holder is entitled to receive as a result of the First Merger pursuant to Section 2.01(a). In lieu thereof, each holder of record of one or more Book-Entry Shares (other than Cancelled Shares) shall upon receipt by the Exchange Agent of an “agent’s message” in customary form (it being understood that the holders of Book-Entry Shares shall be deemed to have surrendered such Company Shares upon receipt by the Exchange Agent of such “agent’s message” or such other evidence, if any, as the Exchange Agent may reasonably request) be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as promptly as practicable after the Effective Time, (A) a cash amount in immediately available funds equal to (1) the number of Company Shares represented by such Book-Entry Shares multiplied by the Per Share Cash Amount plus (2) any dividends and other distributions such holder has the right to receive pursuant to Section 2.03(g) plus (3) any cash in lieu of any fractional Parent Shares such holder has the right to receive pursuant to Section 2.03(h) and (B) the number of Parent Shares, in uncertificated book-entry form, equal to the number of Company Shares represented by such Book-Entry

Shares multiplied by the Per Share Stock Amount. For Book-Entry Shares held through the Depository Trust Company (the “DTC”), Parent and the Company shall cooperate to establish procedures with the DTC to ensure that the Exchange Agent will transmit the amounts set forth in the foregoing subclauses (A) and (B) to the DTC or its nominees as soon as practicable after the Effective Time upon surrender of shares held of record by the DTC or its nominees in accordance with the DTC’s customary surrender procedures. No interest will be paid or accrued on any cash amount payable upon due surrender of the Book-Entry Shares.

(iv) Unrecorded Transfers; Other Payments. In the event of a transfer of ownership of Company Shares that is not registered in the transfer records of the Company or if payment and delivery of the Merger Consideration and the other payments contemplated by Section 2.01(a) and this Section 2.03 is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, such Certificate or Book-Entry Share may be exchanged in accordance with this Article II if the Certificate or Book-Entry Share formerly representing such Company Shares is presented to the Exchange Agent accompanied by all documents required (as reasonably determined by Parent) to evidence and effect such transfer and to evidence that any applicable transfer or other similar Taxes have been paid or are not applicable.

(v) Rights of Holders of Company Shares; Expenses. Until surrendered or exchanged pursuant to this Section 2.03(b), each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender or exchange the Merger Consideration pursuant to Section 2.01(a), any dividends and other distributions pursuant to Section 2.03(g) and any cash in lieu of any fractional Parent Shares pursuant to Section 2.03(h). Parent shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Company Shares pursuant to this Article II.

(c) Termination of the Exchange Fund; No Liability. Any portion of the Exchange Fund (including the proceeds of any investment thereof) that remains undistributed one (1) year after the Effective Time shall be delivered to Parent or the Surviving Entity, upon demand by Parent. Any holders of Company Shares (other than Cancelled Shares) who have not theretofore complied with this Article II shall thereafter be entitled to look only to Parent and the Surviving Entity for payment and delivery of the Merger Consideration pursuant to Section 2.01(a), any dividends and other distributions pursuant to Section 2.03(g) and any cash in lieu of any fractional Parent Shares pursuant to Section 2.03(h) upon surrender of their Certificates or exchange of their Book-Entry Shares in accordance with the provisions set forth in Section 2.03(b), and Parent and the Surviving Entity shall remain liable for (subject to applicable abandoned property, escheat or other similar Law) payment of their claims for the Merger Consideration payable upon surrender of their Certificates or exchange of their Book-Entry Shares. Notwithstanding the foregoing, none of the Surviving Corporation, the Surviving Entity, Parent, the Company, the Exchange Agent or any other Person shall be liable to any former holder of Company Shares or any other Person for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or other similar Law. Immediately prior to such date on which any portion of the Merger Consideration would otherwise escheat to or become the property of any Governmental Entity, any portion of the Merger Consideration (or any dividends or distributions payable to the holder thereof or cash in lieu of fractional Parent Shares issuable to former holders of Company Shares) remaining in the Exchange Fund shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(d) Investment of the Exchange Fund. The Exchange Agent shall invest the cash portion of the Exchange Fund as directed by Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds that are invested in instruments that consist of U.S. Treasury obligations and repurchase agreements collateralized by U.S. Treasury obligations or having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity that could prevent or delay payments to be made pursuant to this Agreement. Subject to Section 2.03(c), to the extent that there are losses with respect to such investment of the cash portion of the Exchange Fund, or the cash portion of the Exchange Fund diminishes for other reasons, such that the amount of cash in the Exchange Fund is below the level required to make prompt cash payment of any dividends and other distributions pursuant to Section 2.03(g) and any cash in lieu of any fractional Parent Shares pursuant to Section 2.03(h), Parent shall promptly replace or restore the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all applicable times maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amount of the payments described in the immediately preceding sentence will be promptly returned to Parent or the Surviving Entity, as requested by Parent. The Exchange Fund shall not be used for any purpose other than as contemplated by Section 2.03(a) and this Section 2.03(d).

(e) Transfers. From and after the Effective Time, the stock transfer books of the Company shall be closed and there shall be no transfers on the stock transfer books of the Company of the Company Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, acceptable (as reasonably determined by Parent) evidence of a Certificate or Book-Entry Share is presented to the Surviving Entity, Parent or the Exchange Agent for transfer, (i) in the case of Certificates, the holder of such Certificate shall be given a copy of the transmittal materials and instructions referred to in Section 2.03(b)(i) and instructed to comply with the instructions thereto in order to receive the Merger Consideration pursuant to Section 2.01(a) and (ii) in the case of Book-Entry Shares, such Book-Entry Share shall be cancelled and exchanged as contemplated by this Article II.

(f) Lost Certificates. In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent or Parent, the posting by such Person of a bond in a reasonable amount as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay and deliver in exchange for such Certificate the Merger Consideration pursuant to Section 2.01(a), any dividends or other distributions payable pursuant to Section 2.03(g) and any cash in lieu of any fractional Parent Shares pursuant to Section 2.03(h).

(g) Dividends.

(i) Certificates. No dividends or other distributions declared or made with respect to Parent Shares with a record date after the Effective Time shall be paid to the holder of any Certificate with respect to the Parent Shares that such holder would be entitled to receive upon surrender of such Certificate, until such holder shall surrender such Certificate in accordance with Section 2.03(b)(ii). Subject to applicable Law, following surrender of any such Certificate, there shall be paid to the holder of Parent Shares issued in exchange therefor, without interest, (A) promptly after the time of such surrender, the amount of dividends and other distributions with a record date after the Effective Time but prior to such surrender and a payment date prior to such surrender payable with respect to such Parent Shares and (B) at the appropriate payment date, the amount of dividends and other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such Parent Shares.

(ii) Book-Entry Shares. Subject to applicable Law, there shall be paid to the holder of Parent Shares issued in exchange for Book-Entry Shares in accordance with Section 2.03(b)(iii), without interest, (A) promptly upon receipt by the Exchange Agent of an “agent’s message” (or such other evidence, if any, of surrender as the Exchange Agent may reasonably request), the amount of dividends and other distributions with a record date after the Effective Time but prior to such receipt and a payment date prior to such receipt payable with respect to such Parent Shares and (B) at the appropriate payment date, the amount of dividends and other distributions with a record date after the Effective Time but prior to such receipt and a payment date subsequent to such receipt payable with respect to such Parent Shares.

(h) Fractional Shares. No certificates or scrip representing fractional Parent Shares shall be issued upon the conversion of the Company Shares into the Merger Consideration pursuant to Section 2.01(a), and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a holder of Parent Shares. For purposes of this Section 2.03(h), all fractional shares to which a single record holder would be entitled shall be aggregated and calculations shall be rounded to four (4) decimal places. In lieu of any such fractional Parent Shares, each holder of Company Shares who would otherwise be entitled to such fractional Parent Shares shall be entitled to receive an amount in cash, without interest, rounded to the nearest cent, equal to the product of (i) the amount of such fractional Parent Share and (ii) the Average Price.

SECTION 2.04 Withholding Rights. Each of Parent, the Surviving Corporation and the Surviving Entity shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Shares, Company Performance Share Awards, Company Deferred Units and Company RSAs such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax Law, taking into account any applicable exemption under such Law. To the extent that amounts are so withheld by Parent, the Surviving Corporation or the

Surviving Entity, as the case may be, such withheld amounts (a) shall be promptly remitted by Parent, the Surviving Corporation or the Surviving Entity, as applicable, to the applicable Governmental Entity and (b) shall be treated for all purposes of this Agreement as having been paid to the holder of Company Shares, Company Performance Share Awards, Company Deferred Units and Company RSAs (as applicable) in respect of which such deduction and withholding were made by the Surviving Entity, the Surviving Corporation or Parent, as the case may be.

SECTION 2.05 No Dissenters’ Rights. In accordance with Section 13.1-730(B) of the VSCA, no holder of Company Shares shall be entitled to exercise dissenters’ rights, appraisal rights or other similar rights in connection with the First Merger and the other transactions contemplated by this Agreement with respect to the First Merger.

SECTION 2.06 Adjustments. In the event of any change to the Company Shares or Parent Shares (or securities convertible thereto or exchangeable or exercisable therefor) issued and outstanding in the period between the date of this Agreement and the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, exchange or readjustment of shares, merger, issuer tender or exchange offer, or other similar transaction, the Merger Consideration and any other payments to be made pursuant to this Article II shall be equitably adjusted, without duplication, to provide the holders of Company Shares, Company Performance Share Awards, Company RSAs and Company Deferred Units the same economic effect contemplated by this Agreement prior to such change; provided, however, that nothing in this Section 2.06 shall be construed to permit the Company, Parent, any of their respective Subsidiaries or any other Person to take any action that is otherwise prohibited by the terms of this Agreement; and provided, further, that any adjustment pursuant to this Section 2.06 to any Company Performance Share Awards, Company RSAs and Company Deferred Units shall be done in all respects in accordance with Section 409A of the Code, if applicable, and the terms of the applicable Company Equity Award Plan.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

SECTION 3.01 Representations and Warranties of the Company. Except (x) as disclosed in the SEC Reports of the Company, Virginia Electric and Power Company or Dominion Energy South Carolina, Inc. (each, a “Reporting Company”) filed with or furnished to the SEC since January 1, 2024 and publicly available at least twenty-four (24) hours prior to the date of this Agreement (excluding any disclosures set forth in any risk factor section or in any other section to the extent such disclosures are forward-looking statements or are cautionary, predictive or forward-looking in nature), or (y) as set forth in the Company Disclosure Letter (it being agreed that disclosure of any item in any subsection of Section 3.01 of the Company Disclosure Letter shall also be deemed disclosed with respect to any other subsection of this Section 3.01 to which the relevance of such item is reasonably apparent), the Company represents and warrants to Parent and the Merger Sub Corp as follows:

(a) Organization, Standing and Corporate Power. The Company is a corporation duly incorporated and validly existing under the Laws of the Commonwealth of Virginia and has all requisite corporate power and authority to carry on its business as currently conducted and is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties or assets makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Law of its jurisdiction of organization and has all requisite corporate or similar power and authority to carry on its business as currently conducted, and each of the Company’s Subsidiaries is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties or assets makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent a true and complete copy of the Amended and Restated Articles of Incorporation of the Company and any amendments thereto (collectively, the “Company Articles of Incorporation”) and the Bylaws, as amended and restated, of the Company and any amendments thereto (collectively, the “Company Bylaws” and together with the Company Articles of Incorporation, the “Company Organizational Documents”).

(b) Subsidiaries. Section 3.01(b) of the Company Disclosure Letter sets forth a list of all Subsidiaries of the Company. All of the outstanding shares of capital stock or other securities of, or other equity or ownership interests in, each Subsidiary of the Company have, in all cases, been duly authorized and validly issued and are fully paid, non-assessable and not subject to preemptive rights, and are owned, directly or indirectly, by the Company free and clear of all pledges, liens, charges, mortgages, encumbrances, adverse claims and interests, licenses, purchase options, call options, rights of first offer and rights of first refusal, easements, rights-of-way, security interests and other use agreements, covenants and encroachments of any kind or nature whatsoever (including any restriction on the right to vote or transfer the same, except for such transfer restrictions of general applicability as may be provided under the Securities Act, the “blue sky” Laws of the various States of the United States or similar Law of other applicable jurisdictions) (collectively, “Liens”), other than transfer restrictions contained in the articles of incorporation, bylaws and limited liability company agreements (or any equivalent constituent documents) of such Subsidiary. Except for its interests in its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other securities of, or other equity or ownership interests in, any Person. The Company has made available to Parent true and complete copies of the articles of incorporation, bylaws and limited liability company agreements (or equivalent constituent documents) of each Company Significant Subsidiary as in effect on the date of this Agreement.

(c) Capital Structure.

(i) The authorized capital stock of the Company consists of 1,750,000,000 Company Shares and 20,000,000 shares of preferred stock. At the close of business on May 14, 2026, there were (A) 879,512,484 Company Shares issued and outstanding, (B) 1,000,000 shares of 4.35% Series C Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Stock (the “Series C Preferred”) issued and outstanding,

(C) 207,077 Company Shares underlying the outstanding Company Performance Share Awards (assuming target level performance), (D) 1,933,416 Company Shares underlying the outstanding Company RSAs, (E) 375,940 Company Shares in stock unit accounts under the Company’s Non-Employee Directors Compensation Plan and (F) 20,808,346 Company Shares issuable upon full physical settlement of outstanding forward confirmations under the Company’s at-the-market common stock program. Except as set forth in the immediately preceding sentence, at the close of business on May 14, 2026, no shares of capital stock or other equity securities of, or other equity or ownership interests in, the Company were issued or outstanding or subject to outstanding awards under the Company Equity Award Plans. Since May 14, 2026 to the date of this Agreement, (x) there have been no issuances by the Company of shares of capital stock or other equity securities of, or other equity or ownership interests in, the Company other than pursuant to the exercise or vesting of equity awards under the Company Equity Award Plans, in each case, outstanding as of May 14, 2026 and (y) there have been no issuances by the Company of or any securities convertible into, exercisable or exchangeable for, or any rights, warrants or options to acquire shares of capital stock of the Company or other rights that give the holder thereof any economic interest of a nature accruing to the holders of Company Shares. All outstanding Company Shares are, and all such Company Shares that may be issued prior to the Effective Time will be, when issued, duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights.

(ii) No Subsidiary of the Company (it being understood and agreed that for purposes of this Section 3.01(c)(ii), Subsidiaries of the Company shall not include (x) any benefit plan maintained by the Company or any of its Subsidiaries or (y) any nuclear decommissioning trusts maintained by the Company or any of its Subsidiaries) owns any Company Shares or other shares of capital stock of the Company. There are no bonds, debentures, notes or other Indebtedness of the Company or of any of its Subsidiaries that give the holders thereof the right to vote (or that are convertible into, exercisable for or exchangeable for, securities having the right to vote) on any matters on which holders of Company Shares may vote (“Voting Company Debt”). Except for any obligations pursuant to this Agreement, pursuant to the terms of any Company equity award plans or as otherwise set forth in the organizational documents of the Company or any of its Subsidiaries, there are no options, warrants, rights (including preemptive, conversion, stock appreciation, redemption or repurchase rights), convertible, exercisable or exchangeable securities, stock-based performance units, Contracts or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound (A) obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other securities of, or other equity or ownership interests in, or any security convertible, exercisable or exchangeable for any capital stock or other securities of, or other equity or ownership interests in, the Company or any of its Subsidiaries or any Voting Company Debt, (B) obligating the Company or any of its Subsidiaries to issue, grant or enter into any such option, warrant, right, security, unit, Contract or undertaking to declare or pay any dividend or distribution or (C) that give any Person the right to subscribe for or acquire any securities of the Company or any of its Subsidiaries, or to receive any economic interest of a nature accruing to the holders of Company Shares or otherwise based on the performance or value of shares of capital stock of the Company or any of its Subsidiaries. Except for any

obligations pursuant to this Agreement, pursuant to the terms of any Company equity award plans or as otherwise set forth in the organizational documents of the Company or any of its Subsidiaries, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or other securities of, or other equity or ownership interests in, the Company or any of its Subsidiaries. There are no voting agreements, voting trusts, shareholders agreements, proxies or other agreements to which the Company or any of its Subsidiaries is bound with respect to the voting of the capital stock or other securities of, or other equity or ownership interests in, or restricting the transfer of, or providing registration rights with respect to, such capital stock, securities or interests.

(d) Authority; Noncontravention.

(i) The Company has all requisite corporate power and authority to execute and deliver, and perform its obligations under, this Agreement and to consummate the First Merger and the other transactions contemplated by this Agreement with respect to the First Merger, subject to receipt of the Company Requisite Vote. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the First Merger and the other transactions contemplated by this Agreement with respect to the First Merger have been duly authorized by all necessary corporate action on the part of the Company, subject, to receipt of the Company Requisite Vote. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject, as to enforceability, bankruptcy, insolvency and other Law of general applicability relating to or affecting creditors’ rights and to general equity principles. The Company Board has duly and validly adopted resolutions (A) determining that it is in the best interests of the Company and the shareholders of the Company that the Company enter into this Agreement and consummate the First Merger and, subject to Section 5.12(b), the Second Merger and the other transactions contemplated by this Agreement with respect to the First Merger and, subject to Section 5.12(b), the Second Merger, on the terms and subject to the conditions set forth in this Agreement and the Plans of Merger (as applicable), (B) adopting this Agreement and the Plans of Merger (as applicable) and approving the First Merger and, subject to Section 5.12(b), the Second Merger, and the other transactions contemplated by this Agreement with respect to the First Merger, (C) directing that the approval of this Agreement and the First Plan of Merger be submitted to a vote at a meeting of the shareholders of the Company and (D) recommending that the shareholders of the Company approve this Agreement and the First Plan of Merger and the transactions contemplated by this Agreement with respect to the First Merger (the “Company Board Recommendation”), which resolutions, as of the date of this Agreement, have not been rescinded, modified or withdrawn in any way.

(ii) The execution, delivery and performance by the Company of this Agreement do not, and the consummation of the First Merger and the other transactions contemplated by this Agreement with respect to the First Merger and compliance with the provisions of this Agreement and the First Plan of Merger will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to any right (including a right of termination, cancellation or acceleration of any obligation or any right of first refusal, participation or similar right) under, or cause the loss of any benefit under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of (A) the Company Organizational Documents or the comparable organizational documents of any of the Company Significant Subsidiaries or the Company’s wholly owned Subsidiaries or (B) subject to the filings and other matters referred to in Section 3.01(d)(iii), (1) any Contract or (2) any Law, in each case, applicable to the Company, the Company Significant Subsidiaries or any of its wholly owned Subsidiaries or any of their respective properties or assets, other than, in the case of the foregoing clause (B), any such conflicts, violations, defaults, rights, losses or Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(iii) No Consent of, or registration, declaration or filing with, or notice to, any Governmental Entity is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the First Merger and the other transactions contemplated by this Agreement with respect to the First Merger, except for (A) the Consents of or under, and compliance with any other applicable requirements of, (1) the HSR Act, (2) the Federal Energy Regulatory Commission (the “FERC”), (3) the U.S. Nuclear Regulatory Commission (the “NRC”), (4) the Federal Communications Commission (the “FCC”), (5) the Virginia State Corporation Commission (the “VSCC”), (6) the North Carolina Utilities Commission (the “NCUC”), and (7) the South Carolina Public Service Commission (the “SCPSC”) (the items set forth in this clause (A), collectively, the “Company Regulatory Clearances”), (B) the filing with the SEC of such reports and other documents (including the filing of the Joint Proxy Statement/Prospectus) under, and compliance with all other applicable requirements of, the Securities Act or the Exchange Act and the rules and regulations promulgated thereunder and any applicable state securities, takeover and “blue sky” Laws, (C) the filing of the Articles of First Merger with the Clerk of the VSCC, (D) any filings under, and compliance with all other applicable requirements of, the rules and regulations of the NYSE and (E) such other Consents, registrations, declarations, filings and notices, the failure of which to be obtained or made has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and would not reasonably be expected to prevent, or materially impair or delay, the consummation of the First Merger or any of the other material transactions contemplated by this Agreement with respect to the First Merger.

(e) Applicable Company SEC Reports; Financial Statements; Undisclosed Liabilities.

(i) The Reporting Companies have filed or furnished, as applicable, all SEC Reports such companies were required or otherwise obligated to file with or furnish to the SEC since January 1, 2024 (such SEC Reports, the “Applicable Company SEC Reports”). As of their respective dates of filing, or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, the Applicable Company SEC Reports complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, each as in effect on the date of any such filing. As of the time of filing with the SEC (or, if amended prior to the date of this Agreement, as of the date of such amendment), none of the Applicable Company SEC Reports so filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent that the information in such Applicable Company SEC Reports has been amended or superseded by a later Applicable Company SEC Report.

(ii) As of their respective dates, the audited and unaudited financial statements (consolidated, as applicable, and including any related notes thereto) of each of the Reporting Companies and their Subsidiaries, as applicable, included in the Applicable Company SEC Reports have been prepared in all material respects (except, as applicable, as permitted by Form 10-Q of the SEC or other applicable rules and regulations of the SEC) in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or as permitted by Regulation S-X) and fairly present in all material respects the consolidated financial position of each Reporting Company and its Subsidiaries, as applicable, as of the respective dates thereof (taking into account the notes thereto) and the consolidated results of their operations and cash flows for the periods indicated (taking into account the notes thereto) and subject, in the case of unaudited financial statements, to normal year-end adjustments, except to the extent that the financial statements (consolidated, as applicable, including any related notes thereto) in such Applicable Company SEC Reports have been, prior to the date of this Agreement, amended, restructured, recast, corrected or superseded in a later Applicable Company SEC Report.

(iii) Each Reporting Company maintains disclosure controls and procedures required by Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act and such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by such Reporting Company in the SEC Reports it files or furnishes under the Exchange Act is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of such Reporting Company’s SEC Reports and other public disclosure documents. Each Reporting Company maintains internal control over financial reporting required by Rule 13a-15(f) or Rule 15d-15(f) under the Exchange Act and such internal control is effective in all material respects in providing reasonable assurance regarding the reliability of such Reporting Company’s financial reporting and such Reporting Company’s preparation of financial statements for external purposes in accordance with GAAP. Each Reporting Company has disclosed, based on its most recent evaluation prior to the date of this Agreement, to such Reporting Company’s outside auditors and the audit committee of such Reporting Company’s board of directors, (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect such Reporting Company’s ability to record, process, summarize and report financial information and (B) to the Knowledge of the Company, any fraud that involves management or other employees of such Reporting Company who have a significant role in such Reporting Company’s internal control over financial reporting.

(iv) There are no liabilities or obligations of any Reporting Company or any Subsidiary of any Reporting Company of a nature that would be required under GAAP to be reflected or reserved on a balance sheet (or stated in the notes thereto) (consolidated, as applicable) of such Reporting Company, other than (A) liabilities or obligations reflected or reserved against in such Reporting Company’s most recent balance sheet (including the notes thereto) included in the Applicable Company SEC Reports filed prior to the date hereof, (B) liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2025, (C) liabilities or obligations incurred under or in accordance with this Agreement or in connection with the Mergers and the other transactions contemplated by this Agreement and (D) liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) Absence of Certain Changes or Events.

(i) Since January 1, 2026, there have not been any changes, developments, circumstances, effects, events or occurrences (changes, developments, circumstances, effects, events and occurrences being collectively referred to as “Changes”) that have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii) Since January 1, 2026, except as contemplated or required by this Agreement, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice.

(g) Litigation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no (i) suit, action, arbitration, mediation or legal, arbitral, administrative or other proceeding (a “Proceeding”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, (ii) to the Knowledge of the Company, pending or threatened investigation or inquiry by a Governmental Entity of the Company or any of its Subsidiaries and (iii) Order, decree or writ of any Governmental Entity outstanding or, to the Knowledge of the Company, threatened to be imposed against the Company or any of its Subsidiaries.

(h) Contracts. Except for this Agreement and the Contracts set forth in Section 3.01(h) of the Company Disclosure Letter and Company Benefit Plans, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to any Company Material Contract. Each Company Material Contract required to be filed by any Reporting Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act has been so filed. Each of the Company Material Contracts is valid and binding on the Company or the Subsidiary of the Company party thereto and, to the Knowledge of the Company as of the date hereof, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no default under any Company Material Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company as of the date hereof, by any other party thereto, in each case except for such defaults that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(i) Compliance with Law; Permits. Since January 1, 2024, the Company and each of its Subsidiaries have been in compliance with and have not been in default under or in violation of any applicable Law, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2024, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries are in possession of all franchises, grants, permits, easements, variances, exceptions, Consents, certificates, permissions, qualifications and registrations and Orders of all Governmental Entities (collectively, “Permits”), and have filed all tariffs, reports, notices, and other documents with all Governmental Entities, necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as currently conducted, except where the failure to possess any of such Permits or make any such filings has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All such Permits are valid and in full force and effect and there are no pending or, to the Knowledge of the Company, threatened administrative or judicial Proceedings that would reasonably be expected to result in modification, termination or revocation thereof, except where the failure to be in full force and effect or any modification, termination or revocation thereof has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2024, the Company and each of its Subsidiaries have been in compliance with the terms and requirements of such Permits, except where the failure to be in compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(j) Labor and Employment Matters.

(i) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other similar agreement with a labor union, works council or similar organization. To the Knowledge of the Company, as of the date hereof, (A) there are no union or other labor organizing activities occurring concerning any employees of the Company or any of its Subsidiaries and (B) there are no labor strikes, slowdowns, work stoppages or lockouts pending or threatened in writing against the Company or any of its Subsidiaries, except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2024, the Company and its Subsidiaries have not engaged in any action that required any notifications under the Workers Adjustment and Retraining Notification (WARN) Act of 1989, as amended, except as has not had and would not reasonably be expected to have, individually or in the aggregate a Company Material Adverse Effect.

(ii) The Company and its Subsidiaries are in compliance with all applicable Law respecting labor, employment, discrimination in employment, payroll, worker classification, wages and hours, occupational safety and health and employment practices, other than instances of non-compliance that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(k) Employee Benefit Matters.

(i) Section 3.01(k)(i) of the Company Disclosure Letter sets forth a complete and accurate list of each material Company Benefit Plan. The Company has made available to Parent correct and complete copies of, to the extent applicable: (A) the current plan document for each material Company Benefit Plan, (B) the most recent annual report on Form 5500 required to be filed with the Department of Labor with respect to each material Company Benefit Plan, (C) the most recent summary plan description for each material Company Benefit Plan, (D) the most recent actuarial reports and financial statements for each material Company Benefit Plan, (E) each trust agreement relating to any material Company Benefit Plan, and (F) the most recent determination or opinion letter, as applicable, for each Qualified Plan.

(ii) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) each Company Benefit Plan (and any related trust or other funding vehicle) has been established, operated and administered in accordance with its terms and is in compliance with ERISA, the Code and all other applicable Law, (B) all contributions or other amounts payable by the Company or any of its Commonly Controlled Entities with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP, (C) each Company Benefit Plan (and any related trust) that is intended to be qualified under Section 401(a) of the Code (each, a “Qualified Plan”) is the subject of a favorable determination or opinion letter issued by the Internal Revenue Service, and, to the Knowledge of the Company, no condition exists that would reasonably be expected to result in the loss of any such Qualified Plan’s qualified status and (D) to the Knowledge of the Company, there has been no non-exempt prohibited transaction (as defined in Section 4975 of the Code or Section 406 of ERISA) or breach of fiduciary duty under Section 404 of ERISA with respect to any Company Benefit Plan.

(iii) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, (A) no Proceedings (other than routine claims for benefits in the ordinary course of business) are pending or, to the Knowledge of the Company, threatened relating to or otherwise in connection with any Company Benefit Plan or the assets thereof and (B) to the Knowledge of the Company, there are no pending or threatened administrative investigations, audits or other administrative Proceedings by the Department of Labor, the Pension Benefit Guaranty Corporation, the Internal Revenue Service or other Governmental Entity relating to any Company Benefit Plan.

(iv) None of the Company or any of its Commonly Controlled Entities has, within the past six (6) years, sponsored, maintained, contributed to or been required to maintain or contribute to, or has any liability under, any employee benefit plan (within the meaning of Section 3(3) of ERISA) that is (and no Company Benefit Plan is) subject to Section 302 or Title IV of ERISA or Sections 412 or 4971 of the Code, or is otherwise a defined benefit plan (as defined in Section 4001 of ERISA). With respect to any plan set forth in Section 3.01(k)(iv) of the Company Disclosure Letter, the Pension Benefit Guaranty Corporation (the “PBGC”) has not instituted Proceedings to terminate any such plan (and, to the Knowledge of the Company, no condition exists that would reasonably be expected to result in such Proceedings being instituted) and the Company and its Commonly Controlled Entities do not have any material liability to the PBGC with respect to such plan other than premium payments required by ERISA. Neither the Company nor any of its Commonly Controlled Entities has, within the past six (6) years, sponsored, maintained, contributed to or been required to maintain or contribute to, nor has any liability under, any multiemployer plan (as defined in Section 3(37) of ERISA).

(v) The Company has no liability for providing health, medical or life insurance or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code or other similar applicable Law), except for such liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. With respect to any plan set forth in Section 3.01(k)(v) of the Company Disclosure Letter, to the Knowledge of the Company, the Company has the right to amend or terminate such plan in its discretion without the consent of any participant.

(vi) None of the execution and delivery of this Agreement, obtaining the Company Requisite Vote or the consummation of the First Merger (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) would reasonably be expected to (A) entitle any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries to any compensation or material benefit, (B) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or material benefits or trigger any other material obligation under any Company Benefit Plan, (C) result in any material breach or violation of, or material default under, or limit the Company’s right to amend, modify, terminate or transfer the assets of, any Company Benefit Plan, (D) directly or indirectly cause the Company to transfer or set aside any assets to fund any benefits, or otherwise give rise to any material liability, under any Company Benefit Plan or (E) result in payments to any “disqualified individual” (as defined for purposes of Section 280G(c) of the Code) which would not be deductible under Section 280G of the Code.

(l) Taxes. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) All Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file) and all such Tax Returns are correct and complete.

(ii) All Taxes of the Company and its Subsidiaries that are required to be paid or discharged, other than Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been made in the SEC Reports filed or furnished by the applicable Reporting Company to the SEC, have been timely paid and discharged.

(iii) No deficiency with respect to Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries which has not been fully paid or adequately reserved in the SEC Reports filed or furnished by the applicable Reporting Company to the SEC.

(iv) There are no Tax Liens, other than Permitted Liens, on any asset of the Company or any of its Subsidiaries.

(v) Other than in connection with the Company’s participation in the Internal Revenue Service Compliance Assurance Process, neither the Company nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations for the assessment or collection of any Tax.

(vi) Other than in connection with the Company’s participation in the Internal Revenue Service Compliance Assurance Process, as of the date hereof, no audit or other examination or Proceeding of, or with respect to, any Tax Return or Taxes of the Company or any of its Subsidiaries is pending and, between January 1, 2024 and the date hereof, no written notice thereof has been received by the Company or any of its Subsidiaries.

(vii) None of the Company or any of its Subsidiaries (A) is a party to any Tax allocation, Tax sharing, or Tax indemnity agreement (other than (i) commercial Contracts the primary purpose of which is not Taxes; (ii) Contracts providing for the transfer or sale of federal tax credits; or (iii) any such agreement entered into between the Company and any of its Subsidiaries) or (B) is under an obligation under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or as transferee or successor, such that, in each case, the Company or any of its Subsidiaries is, after the date hereof or after the Closing (as the case may be), liable for any Taxes of another Person (other than the Company or any of its Subsidiaries).

(viii) There are no closing agreements, private letter rulings, technical advice memoranda or rulings that have been entered into or issued by any Tax authority with respect to the Company or any of its Subsidiaries which are still in effect as of the date of this Agreement.

(ix) Neither the Company nor any of its Subsidiaries has “participated” within the meaning of Treasury Regulation Section 1.6011-4(c)(3)(i)(A) in any “listed transaction” within the meaning of Section 6011 of the Code and the Treasury Regulations thereunder, as in effect and as amended by any guidance published by the Internal Revenue Service for the applicable period.

(x) Each of the Company and its Subsidiaries has properly and timely withheld or collected and timely paid over to the appropriate Governmental Entity (or each is properly holding for such timely payment) all Taxes required to be withheld, collected and paid over by applicable Law.

(xi) To the Knowledge of the Company, the Company and its Subsidiaries have complied with the normalization rules described in Section 168(i)(9) and 50(d)(2) of the Code and any other applicable provisions of the Code or the Treasury Regulations thereunder with respect to any “public utility property” (as defined in Section 168(i)(10) of the Code).

(xii) Neither the Company nor any of its Subsidiaries has taken any action or knows of any fact that would reasonably be expected to prevent the Mergers, taken together, from qualifying for the Intended Tax Treatment.

(m) Environmental Matters. Except for those matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries is, and since January 1, 2024 has been, in compliance with all applicable Environmental Law and, as of the date hereof, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Entity alleging that the Company or any of its Subsidiaries is in violation of, or has any liability under, any Environmental Law, (ii) each of the Company and its Subsidiaries possesses and is, and since January 1, 2024 has been, in compliance with all Permits required under applicable Environmental Law to conduct its business as currently conducted, and all such Permits are valid and in good standing and neither the Company nor any of its Subsidiaries has received notice from any Governmental Entity seeking to modify, revoke or terminate any such Permits, (iii) there are no Proceedings pursuant to any Environmental Law pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, (iv) there have been no releases of Hazardous Materials at or on any property owned, leased or operated by the Company or any of its Subsidiaries, in each case, in a manner that would reasonably be expected to result in any obligation to conduct any investigation, remediation or other corrective or responsive action by the Company or any of its Subsidiaries and (v) neither the Company nor any of its Subsidiaries is subject to any consent decrees, Orders, settlements or compliance agreements that impose any current or future obligations on the Company and its Subsidiaries under Environmental Law.

(n) Insurance. The Company and its Subsidiaries maintain, or are entitled to the benefits of, insurance in such amounts and against such risks as the Company believes to be customary for companies of a comparable size in the industries in which it and its Subsidiaries operate. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all material insurance policies carried by or covering the Company and its Subsidiaries with respect to their business, assets and properties are in full force and effect, and, to the Knowledge of the Company, no notice of cancellation has been given with respect to any such policy.

(o) Real Property.

(i) Subject, as to enforceability, to bankruptcy, insolvency and other Law of general applicability relating to or affecting creditors’ rights and to general equity principles, each Contract under which the Company or any Subsidiary thereof is the tenant, lessee, licensee, subtenant or occupant (each, a “Company Real Property Lease”) with respect to material real property leased, subleased, licensed or otherwise occupied (whether as tenant, lessee, licensee, subtenant or pursuant to other occupancy arrangements) by the Company or any of its Subsidiaries (collectively, including the improvements thereon, the “Company Leased Real Property”) is valid and binding on the Company or the Subsidiary of the Company party thereto, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no uncured default of any material provision of any Company Real Property Lease by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would reasonably be expected to constitute a default thereunder by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, in each case except for such defaults and events that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii) The Company or one of its Subsidiaries has good and valid title to all material real property currently owned by the Company or any of its Subsidiaries (collectively, “Company Owned Real Property”) free and clear of all Liens (other than Permitted Liens), except where absence of good and valid title or any such Lien has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(iii) Each of the Company and its Subsidiaries has such consents, easements, rights-of-way, permits and licenses with respect to any real property (collectively, “Rights-of-Way”) as are sufficient to conduct its business in the manner described, and subject to the limitations, qualifications, reservations and encumbrances contained, in any Applicable Company SEC Report, except for such Rights-of-Way the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All pipelines and electric transmission assets owned or operated by the Company and its Subsidiaries are subject to Rights-of-Way, there are no encroachments or encumbrances or other Rights-of-Way that affect the use thereof and there are no gaps in the Rights-of-Way that are material for such pipelines or electric transmission assets, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(iv) Each of the Company and its Subsidiaries have sufficient rights with respect to their Company Leased Real Property and Company Owned Real Property and under their Rights-of-Way to conduct its business as currently conducted, except where a failure to have such rights would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(p) Intellectual Property, Privacy, and Information Technology.

(i) The Company and its Subsidiaries own or have the right to use all Intellectual Property necessary for the operation of the business of the Company and its Subsidiaries, except where the failure to own or have the right to use such Intellectual Property has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, the operation of the business of the Company and its Subsidiaries does not infringe upon or misappropriate any Intellectual Property of any other Person as of the date of this Agreement, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries have taken commercially reasonable precautions to protect the secrecy and confidentiality of the trade secrets owned by the Company and its Subsidiaries, except where the failure to take reasonable precautions has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) to the Knowledge of the Company, the Company has not suffered any security breach of its IT Systems that has caused any loss of data, disruption or damage to the Company’s operations, (B) the Company has not experienced any security breaches of personal data or IT Systems that required or would require law enforcement or Governmental Entity notification or any remedial action under applicable Law or any Data Privacy Legal Requirement, (C) to the Knowledge of the Company, since January 1, 2024, there has been no unauthorized access to, or other misuse of, personal data or IT Systems and (D) there are no pending or expected complaints, claims, actions, fines, or other penalties facing the Company in connection with any of the foregoing.

(iii) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2024, the Company and its Subsidiaries have been in compliance with Data Privacy Legal Requirements and the Company has implemented and maintained industry standard administrative, technical, physical and organizational security measures, including written policies and procedures designed to protect the integrity, confidentiality and security of personal data processed by the Company or its Subsidiaries.

(iv) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company has security, back-ups, disaster recovery arrangements, and administrative, physical, and technical safeguards in place that are reasonably appropriate for a company in the business in which the Company is engaged and the Company has implemented security patches or upgrades that are reasonably available for the IT Systems where such patches or upgrades are reasonably required to maintain the security of such IT Systems.

(q) Regulatory Matters.

(i) All filings (other than immaterial filings) required to be made by the Company or any of its Subsidiaries since January 1, 2024 with the FERC, the Department of Energy (the “DOE”), the Department of the Interior, the Bureau of Ocean Energy Management (“BOEM”), the NRC, the FCC, the North American Electric Reliability Corporation (the “NERC”), the SCPSC, the NCUC, the VSCC, the United States Pipeline Hazardous Materials Safety Administration (the “PHMSA”) and the United States Department of Transportation (the “DOT”), as the case may be, have been made, including all forms, notices, statements, reports, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs and related documents, and all such filings complied, as of their respective dates, or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder, except for any filings the failure of which to make or the failure of which to make in compliance with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder, that has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii) Since January 1, 2024, none of the Company or any of its Subsidiaries has received any written notice or, to the Knowledge of the Company, any other written communication from the FERC, the DOE, the BOEM, the NRC, the FCC, the NERC, the SCPSC, the NCUC, the VSCC, the PHMSA or the DOT regarding any actual or purported violation of, or failure to comply with, any Law, in each case that would be material to the Company and its Subsidiaries, taken as a whole.

(r) Voting Requirements. Assuming the accuracy of the representations and warranties set forth in Section 3.02(v) and except as set forth on Section 3.01(r) of the Company Disclosure Letter, the affirmative vote of holders of a majority of the outstanding Company Shares entitled to vote thereon at the Company Shareholders Meeting or any adjournment or postponement thereof to approve this Agreement and the First Plan of Merger (the “Company Requisite Vote”) is the only vote of the holders of any class or series of capital stock of the Company necessary for the Company to approve this Agreement and the First Plan of Merger and approve and consummate the First Merger and the other transactions contemplated by this Agreement with respect to the First Merger.

(s) Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person, other than as set forth in Section 3.01(s) of the Company Disclosure Letter, is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the First Merger and the other transactions contemplated by this Agreement with respect to the First Merger based upon arrangements made by or on behalf of the Company.

(t) Opinions of Financial Advisors. The Company Board has received (i) an oral opinion from Goldman Sachs & Co. LLC, to be subsequently confirmed in a written opinion to the Company Board, to the effect that, as of the date of such opinion and based upon and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Merger Consideration to be paid to the holders (other than Parent and its Affiliates) of Company Shares pursuant to this

Agreement is fair from a financial point of view to such holders and (ii) an oral opinion from J.P. Morgan Securities LLC, to be subsequently confirmed in a written opinion to the Company Board, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, qualifications and limitations set forth therein, the Merger Consideration to be paid to the holders of Company Shares (other than Parent and its Affiliates) pursuant to the transactions contemplated by this Agreement is fair, from a financial point of view, to such holders. True and complete copies of such written opinions will be made available by the Company to Parent following the date of this Agreement, which Parent and Merger Sub Corp acknowledge and agree (A) are being provided to Parent for informational purposes only and (B) may not be relied upon by Parent or Merger Sub Corp.

(u) State Takeover Statutes. Assuming the accuracy of the representations and warranties set forth in Section 3.02(v), the Company Board has taken all action necessary to render inapplicable to this Agreement and the First Plan of Merger and the First Merger and the other transactions contemplated by this Agreement with respect to the First Merger all potentially applicable state anti-takeover statutes or regulations and any similar provisions in the Company Articles of Incorporation and the Company Bylaws. As of the date of this Agreement, no “fair price”, “business combination”, “moratorium”, “control share acquisition” or other state takeover Law or similar Law (collectively, “Takeover Statutes”) enacted by any state will prohibit or impair the consummation of the First Merger or the other transactions contemplated by this Agreement with respect to the First Merger.

(v) Information Supplied. None of the information supplied or to be supplied by the Company or the Company’s Subsidiaries specifically for inclusion or incorporation by reference in the Form S-4 or the Joint Proxy Statement/Prospectus, at (i) the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it is declared effective, (ii) the date the Joint Proxy Statement/Prospectus is first published or mailed to the holders of Company Shares and Parent Shares or (iii) the time of each of the Company Shareholders Meeting and the Parent Shareholders Meeting (except, with respect to the foregoing clauses (i) through (iii), to the extent that any such information is amended or superseded by any subsequent SEC Reports of Parent or the Company), will contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

SECTION 3.02 Representations and Warranties of Parent and the Merger Subs. Except (x) as disclosed in the SEC Reports of Parent or its Subsidiaries filed with or furnished to the SEC since January 1, 2024 and publicly available at least twenty-four (24) hours prior to the date of this Agreement (excluding any disclosures set forth in any risk factor section or in any other section to the extent such disclosures are forward-looking statements or are cautionary, predictive or forward-looking in nature) or (y) as set forth in the Parent Disclosure Letter (it being agreed that disclosure of any item in any subsection of Section 3.02 of the Parent Disclosure Letter shall also be deemed disclosed with respect to any other subsection of this Section 3.02 of this Agreement to which the relevance of such item is reasonably apparent), Parent and each Merger Sub represent and warrant to the Company as follows:

(a) Organization, Standing and Corporate Power. Each of Parent and Merger Sub Corp is a corporation duly incorporated, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the State of Florida, in the case of Parent, and the Laws of the Commonwealth of Virginia, in the case of Merger Sub Corp, and has all requisite corporate power and authority to carry on its business as currently conducted and is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties or assets makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. LLC Sub is a limited liability company duly formed, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the Commonwealth of Virginia and has all requisite limited liability company power and authority to carry on its business as currently conducted and is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties or assets makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent’s Subsidiaries is a legal entity duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Law of its jurisdiction of organization and has all requisite corporate or similar power and authority to carry on its business as currently conducted, and each of Parent’s Subsidiaries is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties or assets makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has made available to the Company a true and complete copy of the organizational documents of Parent (the “Parent Organizational Documents”) and the comparable organizational documents of each Merger Sub, in each case as amended and in effect as of the date of this Agreement.

(b) Subsidiaries. All of the outstanding shares of capital stock or other securities of, or other equity or ownership interests in, each wholly-owned Subsidiary of Parent have, in all cases, been duly authorized and validly issued and are fully paid, non-assessable and not subject to preemptive rights, and are wholly-owned, directly or indirectly, by Parent free and clear of all Liens, other than transfer restrictions contained in the articles of incorporation, bylaws and limited liability company agreements (or any equivalent constituent documents) of such wholly-owned Subsidiary.

(c) Capital Structure.

(i) The authorized capital stock of Parent consists of 3,200,000,000 Parent Shares and 100,000,000 shares of preferred stock (such preferred stock, the “Parent Preferred Stock”). At the close of business on May 14, 2026, there were (A) 2,085,605,358 Parent Shares issued and outstanding and (B) no shares of Parent Preferred Stock issued or outstanding. Except as set forth in the immediately preceding sentence, at the close of business on May 14, 2026, no shares of capital stock or other equity securities of, or other equity or ownership interests in, Parent were issued or outstanding. Since May 14, 2026 to the date of this Agreement, (x) there have been no issuances by Parent of shares of capital stock or other equity securities of, or other equity or ownership interests in, Parent other than pursuant to the exercise or vesting of equity awards under any Parent equity award plans or pursuant to Parent’s dividend reinvestment and direct stock purchase plan, in each case, outstanding as of May 14, 2026, and (y) there have been no issuances by Parent of or any securities convertible into, exercisable or exchangeable for, or any rights, warrants or options to acquire shares of capital stock of Parent or other rights that give the holder thereof any economic interest of a nature accruing to the holders of Parent Shares. All outstanding Parent Shares are, and all such Parent Shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights.

(ii) No Subsidiary of Parent (it being understood and agreed that for purposes of this Section 3.02(c)(ii), Subsidiaries of Parent shall not include (x) any benefit plan maintained by Parent or any of its Subsidiaries or (y) any nuclear decommissioning trusts maintained by Parent or any of its Subsidiaries) owns any Parent Shares or other shares of capital stock of Parent. There are no bonds, debentures, notes or other Indebtedness of Parent or of any of its Subsidiaries that give the holders thereof the right to vote (or that are convertible into, exercisable for or exchangeable for, securities having the right to vote) on any matters on which holders of Parent Shares may vote (“Voting Parent Debt”). Except for any obligations pursuant to this Agreement, pursuant to the terms of any Parent equity award plans or as otherwise set forth in the organizational documents of Parent or any of its Subsidiaries, there are no options, warrants, rights (including preemptive, conversion, stock appreciation, redemption or repurchase rights), convertible, exercisable or exchangeable securities, stock-based performance units, Contracts or undertakings of any kind to which Parent or any of its Subsidiaries is a party or by which any of them is bound (A) obligating Parent or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other securities of, or other equity or ownership interests in, or any security convertible, exercisable or exchangeable for any capital stock or other securities of, or other equity or ownership interests in, Parent or any of its Subsidiaries or any Voting Parent Debt, (B) obligating Parent or any of its Subsidiaries to issue, grant or enter into any such option, warrant, right, security, unit, Contract or undertaking to declare or pay any dividend or distribution or (C) that give any Person the right to subscribe for or acquire any securities of Parent or any of its Subsidiaries, or to receive any economic interest of a nature accruing to the holders of Parent Shares or otherwise based on the performance or value of shares of capital stock of Parent or any of its Subsidiaries. Except for any obligations pursuant to this Agreement, pursuant to the terms of any Parent equity award plans or as otherwise set forth in the organizational documents of Parent or any of its Subsidiaries, there are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or other securities of, or other equity or ownership interests in, Parent or any of its Subsidiaries. There are no voting agreements, voting trusts, shareholders agreements, proxies or other agreements to which Parent or any of its Subsidiaries is bound with respect to the voting of the capital stock or other securities of, or other equity or ownership interests in, or restricting the transfer of, or providing registration rights with respect to, such capital stock, securities or interests.

(d) Authority; Noncontravention.

(i) Parent and each Merger Sub has all requisite corporate or limited liability company power and authority, as applicable to execute and deliver, and perform its obligations under, this Agreement and to consummate the Mergers and the other transactions contemplated by this Agreement, subject, in the case of the Parent Share Issuance, to receipt of the Parent Shareholder Approval and, in the case of the First Merger, to the delivery by Parent of the written consent, as sole shareholder of Merger Sub Corp, referenced in Section 5.11. The execution, delivery and performance of this Agreement by Parent and each Merger Sub and the consummation by Parent and each Merger Sub of the Mergers and the other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of each of Parent and Merger Sub Corp, subject, in the case of the Parent Share Issuance, to receipt of the Parent Shareholder Approval and, in the case of the First Merger, to the delivery by Parent of the written consent, as sole shareholder of Merger Sub Corp, referenced in Section 5.11. This Agreement has been duly executed and delivered by each of Parent and the Merger Subs and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and the Merger Subs, enforceable against each of Parent and each Merger Sub in accordance with its terms, subject, as to enforceability, bankruptcy, insolvency and other Law of general applicability relating to or affecting creditors’ rights and to general equity principles. The Parent Board has duly and validly adopted resolutions (A) approving this Agreement and the Plans of Merger and the Mergers and the other transactions contemplated by this Agreement, including the Parent Share Issuance, in each case, on the terms and subject to the conditions set forth in this Agreement and the Plans of Merger, and (B) resolving to recommend that the shareholders of Parent approve the Parent Share Issuance and the other transactions contemplated hereby and directing that such matters be submitted for consideration of the shareholders of Parent at the Parent Shareholder Meeting (the “Parent Board Recommendation”), and the board of directors of Merger Sub Corp has duly and validly adopted resolutions (X) determining that it is in the best interests of Merger Sub Corp and its sole shareholder that Merger Sub Corp enter into this Agreement and consummate the First Merger and the other transactions contemplated by this Agreement on the terms and subject to the conditions set forth in this Agreement and the First Plan of Merger, (Y) adopting this Agreement and the First Plan of Merger and approving the First Merger and the other transactions contemplated by this Agreement, and (Z) recommending that the sole shareholder of Merger Sub Corp approve this Agreement and the First Plan of Merger, which resolutions of Parent and Merger Sub Corp, in each case, have not been rescinded, modified or withdrawn in any way. Parent, as the sole member of LLC Sub, has adopted resolutions approving this Agreement and the Second Merger, which resolutions have not been rescinded, modified or withdrawn in any way.

(ii) The execution, delivery and performance by Parent and each Merger Sub of this Agreement do not, and the consummation of the Mergers and the other transactions contemplated by this Agreement and compliance with the provisions of this Agreement and the Plans of Merger will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to any right (including a right of termination, cancellation or acceleration of any obligation or any right of first refusal, participation or similar right) under, or cause the loss of any benefit under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or the Merger Subs or any of their respective Subsidiaries under, any provision of (A) the Parent Organizational Documents or the comparable organizational documents of any of Parent’s wholly owned Subsidiaries, including those of each Merger Sub or (B) subject to the filings and other matters referred to in Section 3.02(d)(iii), (1) any Contract or (2) any Law, in each case, applicable to Parent or the Merger Subs or any of their respective Subsidiaries or any of their respective properties or assets, other than, in the case of the foregoing clause (B), any such conflicts, violations, defaults, rights, losses or Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(iii) No Consent of, or registration, declaration or filing with, or notice to, any Governmental Entity is required to be obtained or made by or with respect to Parent or the Merger Subs or any of their respective Subsidiaries in connection with the execution, delivery and performance of this Agreement by Parent and the Merger Subs or the consummation by Parent and each Merger Sub of the Mergers and the other transactions contemplated by this Agreement, except for (A) the Consents of or under, and compliance with any other applicable requirements of, (1) the HSR Act, (2) the FERC, (3) the NRC, (4) the FCC, (5) the VSCC, (6) the NCUC and (7) the SCPSC (the items set forth in this clause (A), collectively, the “Parent Regulatory Clearances” and together with the Company Regulatory Clearances, the “Regulatory Clearances”), (B) the filing with the SEC of such reports and other documents (including the filing of the Form S-4 and the Joint Proxy Statement/Prospectus) under, and compliance with all other applicable requirements of, the Securities Act or the Exchange Act and the rules and regulations promulgated thereunder and any applicable state securities, takeover and “blue sky” Laws, (C) the filing of the applicable Articles of Merger with the Clerk of the VSCC, (D) any filings under, and compliance with all other applicable requirements of, the rules and regulations of the NYSE (including the Parent Shareholder Approval of the Parent Share Issuance) and (E) such other Consents, registrations, declarations, filings and notices, the failure of which to be obtained or made has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and would not reasonably be expected to prevent, or materially impair or delay, the consummation of the Mergers or any of the other material transactions contemplated by this Agreement.

(e) Applicable Parent SEC Reports; Financial Statements; Undisclosed Liabilities.

(i) Parent and its Subsidiaries have filed or furnished, as applicable, all SEC Reports such companies were required or otherwise obligated to file with or furnish to the SEC since January 1, 2024 (such SEC Reports, the “Applicable Parent SEC Reports”). As of their respective dates of filing, or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, the Applicable Parent SEC Reports complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, each as in effect on the date of any such filing. As of the time of filing with the SEC (or, if amended prior to the date of this Agreement, as of the date of such amendment), none of the Applicable Parent SEC Reports so filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent that the information in such Applicable Parent SEC Reports has been amended or superseded by a later Applicable Parent SEC Report.

(ii) As of their respective dates, the audited and unaudited financial statements (consolidated, as applicable, and including any related notes thereto) of each of Parent and its Subsidiaries, as applicable, included in the Applicable Parent SEC Reports have been prepared in all material respects (except, as applicable, as permitted by Form 10-Q of the SEC or other applicable rules and regulations of the SEC) in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or as permitted by Regulation S-X) and fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries, as applicable, as of the respective dates thereof (taking into account the notes thereto) and the consolidated results of their operations and cash flows for the periods indicated (taking into account the notes thereto) and subject, in the case of unaudited financial statements, to normal year-end adjustments, except to the extent that the financial statements (consolidated, as applicable, including any related notes thereto) in such Applicable Parent SEC Reports have been, prior to the date of this Agreement, amended, restructured, recast, corrected or superseded in a later Applicable Parent SEC Report.

(iii) Parent maintains disclosure controls and procedures required by Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act and such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the SEC Reports it files or furnishes under the Exchange Act is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of Parent’s SEC Reports and other public disclosure documents. Parent maintains internal control over financial reporting required by Rule 13a-15(f) or Rule 15d-15(f) under the Exchange Act and such internal control is effective in all material respects in providing reasonable assurance regarding the reliability of Parent’s financial reporting and Parent’s preparation of financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on its most recent evaluation prior to the date of this Agreement, to Parent’s outside auditors and the audit committee of Parent’s board of directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) to the Knowledge of Parent, any fraud that involves management or other employees of Parent who have a significant role in Parent’s internal control over financial reporting.

(iv) There are no liabilities or obligations of Parent or any of its Subsidiaries of a nature that would be required under GAAP to be reflected or reserved on a balance sheet (or stated in the notes thereto) (consolidated, as applicable) of Parent, other than (A) liabilities or obligations reflected or reserved against in Parent’s most recent balance sheet (including the notes thereto) included in the Applicable Parent SEC Reports filed prior to the date hereof, (B) liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2025, (C) liabilities or obligations incurred under or in accordance with this Agreement or in connection with the Mergers and the other transactions contemplated by this Agreement and (D) liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(f) Absence of Certain Changes or Events.

(i) Since January 1, 2026, there have not been any Changes that have had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(ii) Since January 1, 2026, except as contemplated or required by this Agreement, Parent and its wholly-owned Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice.

(g) Litigation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no (i) Proceeding pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, (ii) to the Knowledge of Parent, pending or threatened investigation or inquiry by a Governmental Entity of Parent or any of its Subsidiaries and (iii) Order, decree or writ of any Governmental Entity outstanding or, to the Knowledge of Parent, threatened to be imposed against Parent or any of its Subsidiaries.

(h) Contracts. Except for this Agreement and the Contracts set forth in Section 3.02(h) of the Parent Disclosure Letter, as of the date of this Agreement, neither Parent nor any of its Subsidiaries is a party to any Parent Material Contract. Each Parent Material Contract required to be filed by Parent or any of its Subsidiaries as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act has been so filed. Each of the Parent Material Contracts is valid and binding on Parent or the Subsidiary of Parent party thereto and, to the Knowledge of Parent as of the date hereof, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There is no default under any Parent Material Contract by Parent or any of its Subsidiaries or, to the Knowledge of Parent as of the date hereof, by any other party thereto, in each case except for such defaults that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(i) Compliance with Law; Permits. Since January 1, 2024, Parent and each of its Subsidiaries have been in compliance with and have not been in default under or in violation of any applicable Law, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since January 1, 2024, neither Parent nor any of its Subsidiaries has received any written notice from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Subsidiaries are in possession of all Permits, and have filed all tariffs, reports, notices, and other documents with all Governmental Entities, necessary for Parent and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as currently conducted, except where the failure to possess any of such Permits or make any such filings has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All such Permits are valid and in full force and effect and there are no pending or, to the Knowledge of Parent, threatened administrative or judicial Proceedings that would reasonably be expected to result in modification, termination or revocation thereof, except where the failure to be in full force and effect or any modification, termination or revocation thereof has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since January 1, 2024, Parent and each of its Subsidiaries have been in compliance with the terms and requirements of such Permits, except where the failure to be in compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(j) Labor and Employment Matters.

(i) Except as set forth on Section 3.02(j) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries is a party to any collective bargaining agreement or other similar agreement with a labor union, works council or similar organization. Except as set forth on Section 3.02(j) of the Parent Disclosure Letter, to the Knowledge of Parent, as of the date hereof, (A) there are no union or other labor organizing activities occurring concerning any employees of Parent or any of its Subsidiaries and (B) there are no labor strikes, slowdowns, work stoppages or lockouts pending or threatened in writing against Parent or any of its Subsidiaries, except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since January 1, 2024, Parent and its Subsidiaries have not engaged in any action that required any notifications under the Workers Adjustment and Retraining Notification (WARN) Act of 1989, as amended, except as has not had and would not reasonably be expected to have, individually or in the aggregate a Parent Material Adverse Effect.

(ii) Parent and its Subsidiaries are in compliance with all applicable Law respecting labor, employment, discrimination in employment, payroll, worker classification, wages and hours, occupational safety and health and employment practices, other than instances of non-compliance that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(k) Employee Benefit Matters.

(i) Parent has made available to the Company correct and complete copies of, to the extent applicable, each material Parent Benefit Plan.

(ii) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (A) each Parent Benefit Plan (and any related trust or other funding vehicle) has been established, operated and administered in accordance with its terms and is in compliance with ERISA, the Code and all other applicable Law, (B) all contributions or other amounts payable by Parent or any of its Commonly Controlled Entities with respect to each Parent Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP, (C) each Parent Benefit Plan (and any related trust) that is intended to be qualified under Section 401(a) of the Code is the subject of a favorable determination or opinion letter issued by the Internal Revenue Service, and, to the Knowledge of Parent, no condition exists that would reasonably be expected to result in the loss of any such Qualified Plan’s qualified status and (D) to the Knowledge of Parent, there has been no non-exempt prohibited transaction (as defined in Section 4975 of the Code or Section 406 of ERISA) or breach of fiduciary duty under Section 404 of ERISA with respect to any Parent Benefit Plan.

(iii) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date hereof, (A) no Proceedings (other than routine claims for benefits in the ordinary course of business) are pending or, to the Knowledge of Parent, threatened relating to or otherwise in connection with any Parent Benefit Plan or the assets thereof and (B) to the Knowledge of Parent, there are no pending or threatened administrative investigations, audits or other administrative Proceedings by the Department of Labor, the Pension Benefit Guaranty Corporation, the Internal Revenue Service or other Governmental Entity relating to any Parent Benefit Plan.

(iv) None of Parent or any of its Commonly Controlled Entities has, within the past six (6) years, sponsored, maintained, contributed to or been required to maintain or contribute to, or has any liability under, any employee benefit plan (within the meaning of Section 3(3) of ERISA) that is (and no Parent Benefit Plan is) subject to Section 302 or Title IV of ERISA or Sections 412 or 4971 of the Code, or is otherwise a defined benefit plan (as defined in Section 4001 of ERISA). With respect to any plan set forth in Section 3.02(k)(iv) of the Parent Disclosure Letter, PBGC has not instituted Proceedings to terminate any such plan (and, to the Knowledge of Parent, no condition exists that would reasonably be expected to result in such Proceedings being instituted) and Parent and its Commonly Controlled Entities do not have any material liability to the PBGC with respect to such plan other than premium payments required by ERISA. Neither Parent nor any of its Commonly Controlled Entities has, within the past six (6) years, sponsored, maintained, contributed to or been required to maintain or contribute to, nor has any liability under, any multiemployer plan (as defined in Section 3(37) of ERISA).

(v) Parent has no liability for providing health, medical or life insurance or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code or other similar applicable Law), except for such liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. With respect to any plan set forth in Section 3.02(k)(v) of the Parent Disclosure Letter, to the Knowledge of Parent, Parent has the right to amend or terminate such plan in its discretion without the consent of any participant.

(vi) None of the execution and delivery of this Agreement or the consummation of the Mergers (alone or in conjunction with any other event) would reasonably be expected to (A) entitle any current or former director, officer, employee or independent contractor of Parent or any of its Subsidiaries to any compensation or material benefit, (B) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or material benefits or trigger any other material obligation under any Parent Benefit Plan, (C) result in any material breach or violation of, or material default under, or limit Parent’s right to amend, modify, terminate or transfer the assets of, any Parent Benefit Plan, (D) directly or indirectly cause Parent to transfer or set aside any assets to fund any benefits, or otherwise give rise to any material liability, under any Parent Benefit Plan or (E) result in payments to any “disqualified individual” (as defined for purposes of Section 280G(c) of the Code) which would not be deductible under Section 280G of the Code.

(l) Taxes. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(i) All Tax Returns required to be filed by or with respect to Parent or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file) and all such Tax Returns are correct and complete.

(ii) All Taxes of Parent and its Subsidiaries that are required to be paid or discharged, other than Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been made in the SEC Reports filed or furnished by Parent to the SEC, have been timely paid and discharged.

(iii) No deficiency with respect to Taxes has been proposed, asserted or assessed against Parent or any of its Subsidiaries which has not been fully paid or adequately reserved in the SEC Reports filed or furnished by Parent to the SEC.

(iv) There are no Tax Liens, other than Permitted Liens, on any asset of Parent or any of its Subsidiaries.

(v) Neither Parent nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations for the assessment or collection of any Tax.

(vi) As of the date hereof, no audit or other examination or Proceeding of, or with respect to, any Tax Return or Taxes of Parent or any of its Subsidiaries is pending and, between January 1, 2024 and the date hereof, no written notice thereof has been received by Parent or any of its Subsidiaries.

(vii) None of Parent or any of its Subsidiaries (A) is a party to any Tax allocation, Tax sharing, or Tax indemnity agreement (other than (i) commercial Contracts the primary purpose of which is not Taxes; (ii) Contracts providing for the transfer or sale of federal tax credits; or (iii) any such agreement entered into between Parent and any of its Subsidiaries) or (B) is under an obligation under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or as transferee or successor, such that, in each case, Parent or any of its Subsidiaries is, after the date hereof or after the Closing (as the case may be), liable for any Taxes of another Person (other than Parent or any of its Subsidiaries).

(viii) There are no closing agreements, private letter rulings, technical advice memoranda or rulings that have been entered into or issued by any Tax authority with respect to Parent or any of its Subsidiaries which are still in effect as of the date of this Agreement.

(ix) Neither Parent nor any of its Subsidiaries has “participated” within the meaning of Treasury Regulation Section 1.6011-4(c)(3)(i)(A) in any “listed transaction” within the meaning of Section 6011 of the Code and the Treasury Regulations thereunder, as in effect and as amended by any guidance published by the Internal Revenue Service for the applicable period.

(x) Each of Parent and its Subsidiaries has properly and timely withheld or collected and timely paid over to the appropriate Governmental Entity (or each is properly holding for such timely payment) all Taxes required to be withheld, collected and paid over by applicable Law.

(xi) To the Knowledge of Parent, Parent and its Subsidiaries have complied with the normalization rules described in Section 168(i)(9) and 50(d)(2) of the Code and any other applicable provisions of the Code or the Treasury Regulations thereunder with respect to any “public utility property” (as defined in Section 168(i)(10) of the Code).

(xii) Neither Parent nor any of its Subsidiaries has taken any action or knows of any fact that would reasonably be expected to prevent the Mergers, taken together, from qualifying for the Intended Tax Treatment.

(m) Environmental Matters. Except for those matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each of Parent and its Subsidiaries is, and since January 1, 2024 has been, in compliance with all applicable Environmental Law and, as of the date hereof, neither Parent nor any of its Subsidiaries has received any written notice from any Governmental Entity alleging that Parent or any of its Subsidiaries is in violation of, or has any liability under, any Environmental Law, (ii) each of Parent and its Subsidiaries possesses and is, and since January 1, 2024 has been, in compliance with all Permits required under applicable Environmental Law to conduct its business as currently conducted, and all such Permits are valid and in good standing and neither Parent nor any of its Subsidiaries has received notice from any Governmental Entity seeking to modify, revoke or terminate any such Permits, (iii) there are no Proceedings pursuant to any Environmental Law pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, (iv) there have been no releases of Hazardous Materials at or on any property owned, leased or operated by Parent or any of its Subsidiaries, in each case, in a manner that would reasonably be expected to result in any obligation to conduct any investigation, remediation or other corrective or responsive action by Parent or any of its Subsidiaries and (v) neither Parent nor any of its Subsidiaries is subject to any consent decrees, Orders, settlements or compliance agreements that impose any current or future obligations on Parent and its Subsidiaries under Environmental Law.

(n) Insurance. Parent and its Subsidiaries maintain, or are entitled to the benefits of, insurance in such amounts and against such risks as Parent believes to be customary for companies of a comparable size in the industries in which it and its Subsidiaries operate. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all material insurance policies carried by or covering Parent and its Subsidiaries with respect to their business, assets and properties are in full force and effect, and, to the Knowledge of Parent, no notice of cancellation has been given with respect to any such policy.

(o) Real Property.

(i) Subject, as to enforceability, to bankruptcy, insolvency and other Law of general applicability relating to or affecting creditors’ rights and to general equity principles, each Contract under which Parent or any Subsidiary thereof is the tenant, lessee, licensee, subtenant or occupant (each, a “Parent Real Property Lease”) with respect to material real property leased, subleased, licensed or otherwise occupied (whether as tenant, lessee, licensee, subtenant or pursuant to other occupancy arrangements) by Parent or any of its Subsidiaries (collectively, including the improvements thereon, the “Parent Leased Real Property”) is valid and binding on Parent or the Subsidiary of Parent party thereto, and, to the Knowledge of Parent, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There is no uncured default of any material provision of any Parent Real Property Lease by Parent or any of its Subsidiaries or, to the Knowledge of Parent, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would reasonably be expected to constitute a default thereunder by Parent or any of its Subsidiaries or, to the Knowledge of Parent, by any other party thereto, in each case except for such defaults and events that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(ii) Parent or one of its Subsidiaries has good and valid title to all material real property currently owned by Parent or any of its Subsidiaries (collectively, “Parent Owned Real Property”) free and clear of all Liens (other than Permitted Liens), except where absence of good and valid title or any such Lien has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(iii) Each of Parent and its Subsidiaries has such Rights-of-Way as are sufficient to conduct its business in the manner described, and subject to the limitations, qualifications, reservations and encumbrances contained, in any Applicable Parent SEC Report, except for such Rights-of-Way the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All pipelines and electric transmission assets owned or operated by Parent and its

Subsidiaries are subject to Rights-of-Way, there are no encroachments or encumbrances or other Rights-of-Way that affect the use thereof and there are no gaps in the Rights-of-Way that are material for such pipelines or electric transmission assets, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(iv) Each of Parent and its Subsidiaries have sufficient rights with respect to their Parent Leased Real Property and Parent Owned Real Property and under their Rights-of-Way to conduct its business as currently conducted, except where a failure to have such rights would not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(p) Intellectual Property, Privacy, and Information Technology.

(i) Parent and its Subsidiaries own or have the right to use all Intellectual Property necessary for the operation of the business of Parent and its Subsidiaries, except where the failure to own or have the right to use such Intellectual Property has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the Knowledge of Parent, the operation of the business of Parent and its Subsidiaries does not infringe upon or misappropriate any Intellectual Property of any other Person as of the date of this Agreement, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Subsidiaries have taken commercially reasonable precautions to protect the secrecy and confidentiality of the trade secrets owned by Parent and its Subsidiaries, except where the failure to take reasonable precautions has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(ii) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (A) to the Knowledge of Parent, Parent has not suffered any security breach of its IT Systems that has caused any loss of data, disruption or damage to Parent’s operations, (B) Parent has not experienced any security breaches of personal data or IT Systems that required or would require law enforcement or Governmental Entity notification or any remedial action under applicable Law or any Data Privacy Legal Requirement, (C) to the Knowledge of Parent, since January 1, 2024, there has been no unauthorized access to, or other misuse of, personal data or IT Systems and (D) there are no pending or expected complaints, claims, actions, fines, or other penalties facing Parent in connection with any of the foregoing.

(iii) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since January 1, 2024, Parent and its Subsidiaries have been in compliance with Data Privacy Legal Requirements and Parent has implemented and maintained industry standard administrative, technical, physical and organizational security measures, including written policies and procedures designed to protect the integrity, confidentiality and security of personal data processed by Parent or its Subsidiaries.

(iv) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent has security, back-ups, disaster recovery arrangements, and administrative, physical, and technical safeguards in place that are reasonably appropriate for a company in the business in which Parent is engaged and Parent has implemented security patches or upgrades that are reasonably available for the IT Systems where such patches or upgrades are reasonably required to maintain the security of such IT Systems.

(q) Regulatory Matters.

(i) All filings (other than immaterial filings) required to be made by Parent or any of its Subsidiaries since January 1, 2024 with the FERC, the DOE, the NRC, the NERC and any other Governmental Entity, as the case may be, have been made, including all forms, notices, statements, reports, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs and related documents, and all such filings complied, as of their respective dates, or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder, except for any filings the failure of which to make or the failure of which to make in compliance with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder, that has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(ii) Since January 1, 2024, none of Parent or any of its Subsidiaries has received any written notice or, to the Knowledge of Parent, any other written communication from the FERC, the DOE, the NRC, the NERC or any other Governmental Entity regarding any actual or purported violation of, or failure to comply with, any Law, in each case that would be material to Parent and its Subsidiaries, taken as a whole.

(r) Voting Requirements. Other than (x) the affirmative vote of a majority of the votes cast by the holders of outstanding Parent Shares represented in person or by proxy and entitled to vote on such matter in favor of the approval of the Parent Share Issuance at the Parent Shareholder Meeting, or any adjournment or postponement thereof, in accordance with the rules and policies of the NYSE (the “Parent Shareholder Approval”) and (y) the approval of this Agreement and the First Plan of Merger by the sole shareholder of Merger Sub Corp referenced in Section 5.11 and the approval of this Agreement and the Second Plan of Merger by the sole shareholder of the Surviving Corporation, no vote or consent of the holders of any class or series of capital stock of Parent is necessary for Parent and the Merger Subs to approve this Agreement and the Plans of Merger and approve and consummate the Mergers and the other transactions contemplated by this Agreement.

(s) Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person, other than as set forth in Section 3.02(s) of the Parent Disclosure Letter, is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the Mergers and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Subs.

(t) Opinions of Financial Advisors. The Parent Board has received separate oral opinions of each of Lazard Freres & Co. LLC and BofA Securities, Inc., which opinions will be subsequently confirmed in writing, to the effect that, as of the applicable date of each such opinion and based upon and subject to the various factors, assumptions, limitations, qualifications and other matters set forth in the written opinions, the Merger Consideration is fair, from a financial point of view, to Parent. Signed, true and complete written copies of such opinions will be made available to the Company, which the Company acknowledges and agrees (i) are being provided to the Company for informational purposes only and (ii) may not be relied upon by the Company.

(u) Ownership and Operation of Merger Subs. The authorized capital stock of Merger Sub Corp consists solely of one thousand (1,000) shares of common stock, without par value, all of which are validly issued and outstanding as of the date hereof. All of the issued and outstanding capital stock of Merger Sub Corp is, and at and immediately prior to the Effective Time will be, owned by Parent. All of the issued and outstanding membership interests in LLC Sub are, and at and immediately prior to the Second Effective Time will be, owned by Parent. The Merger Subs have been formed solely for the purpose of engaging in the Mergers and the other transactions contemplated by this Agreement and prior to the Effective Time will have engaged in no other business activities and will have no assets, liabilities or obligations of any nature other than those incident to its formation and its entry into this Agreement and the consummation of the Mergers and the other transactions contemplated by this Agreement.

(v) Ownership of Shares. None of Parent, the Merger Subs or any of their Subsidiaries (it being understood and agreed that, for purposes of this Section 3.02(v), Subsidiaries of Parent and Merger Sub Corp shall not include any benefit plan maintained by Parent or any of its Subsidiaries) is, directly or indirectly, a “beneficial owner” (as such term is defined in Rule 13d-3 under the Exchange Act) of any (i) Company Shares, (ii) securities that are convertible into or exchangeable or exercisable for Company Shares, or (iii) any rights to acquire or vote any Company Shares, or any option, warrant, convertible security, stock appreciation right, swap agreement or other security, contract right or derivative position, whether or not presently exercisable, that provides Parent, the Merger Subs, or any of their respective Subsidiaries with an exercise or conversion privilege or a settlement payment or mechanism at a price related to the value of Company Shares or a value determined in whole or part with reference to, or derived in whole or part from, the value of the Company Shares, in any case without regard to whether (A) such derivative conveys any voting rights in such securities to such Person, (B) such derivative is required to be, or capable of being, settled through delivery of securities or (C) such Person may have entered into other transactions that hedge the economic effect of such derivative, other than any Company Shares or securities, rights, options, warrants, agreements and derivatives with respect to any Company Shares in an amount equal to, in the aggregate, less than five percent (5%) of the total number of issued and outstanding Company Shares.

(w) Information Supplied. None of the information supplied or to be supplied by Parent specifically for inclusion or incorporation by reference in the Form S-4 or the Joint Proxy Statement/Prospectus, at (i) the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it is declared effective, (ii) the date the Joint Proxy Statement/Prospectus is first published or mailed to the holders of Company Shares and Parent Shares or (iii) the time of each of the Company Shareholders Meeting and the Parent Shareholders Meeting (except, with respect to the foregoing clauses (i) through (iii), to the extent that any such information is amended or superseded by any subsequent SEC Reports of Parent or the Company), will contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

(x) Financial Ability. Parent has, and at the Closing Parent will have, sufficient immediately available funds and the financial ability to pay all amounts payable to holders of Company Shares pursuant to Section 2.03(g) and any repayment or refinancing of then outstanding Indebtedness of the Company or any of its Subsidiaries, which repayment or refinancing is required as a result of the First Merger, including as set forth in Section 3.02(x) of the Company Disclosure Letter, after taking into account any consents or waivers obtained from any holder of such Indebtedness prior to the Effective Time.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

SECTION 4.01 Conduct of Business Pending the First Merger.

(a) Conduct of Business by the Company. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VII, except as otherwise expressly contemplated by this Agreement, set forth in Section 4.01(a) of the Company Disclosure Letter, required by applicable Law, required by a Governmental Entity or with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), (x) the Company shall, and shall cause each of its Subsidiaries to, conduct its business in all material respects in the ordinary course consistent with past practice and shall use commercially reasonable efforts to preserve substantially intact its current business organizations, maintain adequate and comparable insurance coverage, preserve its relationships with its employees, counterparties, customers, suppliers, and Governmental Entities with jurisdiction over the Company or any of its Subsidiaries and (y) without limiting the foregoing, the Company shall not, and shall not permit any of its Subsidiaries to:

(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than (A) regular quarterly cash dividends payable by the Company in respect of Company Shares not in excess of the amount set forth in Section 4.01(a)(i) of the Company Disclosure Letter, (B) semi-annual cash dividends payable by the Company in respect of the Series C Preferred in accordance with the terms thereof as reflected in the Company Articles of Incorporation as of the date of this Agreement, (C) dividends or distributions by a Subsidiary of the Company to the Company or to any wholly-owned Subsidiary of the Company or (D) dividends or distributions as required by and in accordance with the organizational documents of a Subsidiary of the Company, or as permitted thereby and as has been done routinely in the ordinary course of business;

(ii) split, combine or reclassify any of its capital stock, equity securities, or other equity or ownership interests, or securities convertible into or exchangeable or exercisable for any such shares of capital stock, securities, equity or interests, or issue or authorize the issuance of any other equity securities in respect of, in lieu of or in substitution for shares of its capital stock, equity securities, or other equity or ownership interests, other than (A) as set forth in the last mutually agreed financing plan of the Company provided to Parent prior to the date hereof (the “Company Financing Plan”) provided, however, that any such action shall be subject to the terms set forth on Section 4.01(a)(ii) of the Company Disclosure Letter, or (B) transactions solely between or among the Company and its wholly-owned Subsidiaries or between or among the Company’s wholly-owned Subsidiaries;

(iii) purchase, redeem or otherwise acquire any of its or its Subsidiaries’ shares of capital stock, equity securities, or other equity or ownership interests, or securities convertible into or exchangeable or exercisable for any such shares of capital stock, securities, equity or interests, or any rights, warrants or options to acquire any such shares of capital stock, securities, equity or interests, other than (A) the withholding of Company Shares to satisfy Tax obligations or the exercise price with respect to awards granted pursuant to the Company Equity Award Plans or settlement of awards granted pursuant to the Company Equity Award Plans, (B) the acquisition by the Company of awards granted pursuant to the Company Equity Award Plans in connection with the forfeiture or settlement of such awards or rights, in each case, that are outstanding as of the date hereof and in accordance with their terms as of the date hereof or granted after the date hereof in accordance with this Agreement, (C) the redemption of the Series C Preferred pursuant to Section 5.21(a) or (D) the purchase, redemption or other acquisition of shares of capital stock or equity securities of a wholly-owned Subsidiary of the Company by the Company or another wholly-owned Subsidiary of the Company;

(iv) issue, deliver, sell, pledge, dispose of, encumber or subject to any Lien, any shares of its capital stock or other equity securities, or other equity or ownership interests (other than the issuance of shares of capital stock or other equity securities by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company), or any securities convertible into, exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares of capital stock, securities, equity or interests or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, other than (A) upon the exercise, vesting or settlement of awards granted pursuant to the Company Equity Award Plans that are outstanding as of the date hereof or granted after the date hereof in accordance with this Agreement, in each case, exercised, vested or settled in accordance with their terms, (B) pursuant to Company’s dividend reinvestment and direct stock purchase plan or as set forth in the Company Financing Plan, provided, however, that any such action shall be subject to the terms set forth on Section 4.01(a)(iv) of the Company Disclosure Letter, (C) by a Subsidiary of the Company to the extent required by and in accordance with the organizational documents of such Subsidiary of the Company, (D) upon any physical settlement of an issuer forward transaction pursuant to a confirmation entered into in connection with the Company’s at-the-market common stock program and outstanding as of the date hereof, (E) sales of publicly traded securities held by the Company or Subsidiaries of the Company in the ordinary course of business consistent with past practice or (F) as set forth on Section 4.01(a)(iv) of the Company Disclosure Letter;

(v) amend (A) any of the Company Organizational Documents or (B) the comparable organizational documents of any Subsidiary of the Company, other than, in the case of this clause (B), amendments that are immaterial and in the ordinary course of business or would not reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation by the Company of the Mergers or any of the other transactions contemplated by this Agreement;

(vi) acquire (whether by merger, consolidation, purchase of property or assets (including equity interests) or otherwise) any corporation, partnership or other business organization or division thereof or any material assets of or interests in any Person, with an aggregate value in excess of One Billion Dollars ($1,000,000,000.00), other than (A) transactions solely between or among the Company and its Subsidiaries or between or among the Company’s Subsidiaries, subject to the restrictions set forth on Section 4.01(a)(vi)(A) of the Company Disclosure Letter, (B) as set forth on Section 4.01(a)(vi)(B) of the Company Disclosure Letter or (C) the procurement of inventory, equipment, materials and supplies in the ordinary course of business;

(vii) sell, license, lease, transfer, assign, divest, cancel, encumber, abandon or otherwise dispose of any of its properties, rights or assets which (A) are material to the Company and its Subsidiaries, taken as a whole, or (B) have a value in excess of One Billion Dollars ($1,000,000,000.00) in the aggregate, other than (1) sales, transfers, assignments and dispositions of obsolete, non-operating or worthless assets or properties, (2) sales, leases, transfers, assignments or other dispositions made in connection with any transactions solely between or among the Company and its Subsidiaries or between or among the Company’s Subsidiaries, (3) sales, leases, transfers, assignments or other dispositions (x) of natural gas capacity or commodities or fuel, electricity, capacity, environmental attributes (including renewable energy certificates, emissions allowances, carbon credits, and similar environmental commodities), production tax credits and investment tax credits, whether transferred, sold, or otherwise monetized, ancillary services or transmission rights in the ordinary course of business, (y) in connection with any demand response or tolling arrangements or agreements, power purchase agreements or interconnection agreements in the ordinary course of business or (z) pursuant to any hedging, swap or other derivative arrangements relating to any of the foregoing products or services in the ordinary course of business, (4) as set forth on Section 4.01(a)(vii) of the Company Disclosure Letter or (5) sales of inventory, equipment, materials and supplies in the ordinary course of business;

(viii) incur, redeem, prepay, defease, cancel, or, in any material respect, modify any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee, assume or endorse or otherwise as an accommodation become responsible for any such indebtedness or any debt securities or other financial obligations of another Person or enter into any “keep well” or other agreement to maintain any financial statement condition of another Person (other than any Subsidiary of the Company) (collectively, “Indebtedness” and which for the avoidance of doubt shall not include any hedging, swap or other derivative arrangements relating to any of the foregoing), other than (A) borrowings and repayments under revolving and/or letter of credit facilities of the

Company or any of its Subsidiaries existing as of the date of this Agreement (or replacements or extensions thereof in the same aggregate principal amount or less on comparable terms not materially more restrictive on the Company or any such Subsidiary, taken as a whole, compared to the terms of such existing revolving and/or letter of credit facility being replaced), in each case, in the ordinary course of business and consistent with past practice or commercial paper programs in the ordinary course of business, (B) other than as set forth in the foregoing clause (A) incurring any Indebtedness in replacement of Indebtedness existing as of the date of this Agreement or otherwise in the ordinary course of business not in excess of Five Hundred Million Dollars ($500,000,000.00) in the aggregate in any fiscal year, (C) redeeming, repurchasing, prepaying, defeasing, cancelling or modifying any Indebtedness in the ordinary course of business not to exceed Five Hundred Million Dollars ($500,000,000.00) in the aggregate in any fiscal year or redeeming any Indebtedness pursuant to a par call provision included in the applicable instrument or agreement governing such Indebtedness as of the date of this Agreement, (D) incurring, redeeming, prepaying, defeasing, cancelling or modifying any Indebtedness among the Company and/or any of its Subsidiaries, (E) providing guarantees and other credit support by the Company or any of its Subsidiaries with respect to the obligations of any of the Company or any of its Subsidiaries, (F) as set forth in the Company Financing Plan or (G) the issuance of any DERI Notes in the ordinary course of business and the redemption of the DERI Notes and/or discharge of the related indenture pursuant to Section 5.21(b); provided, however, that all such Indebtedness shall be subject to the terms set forth on Section 4.01(a)(viii) of the Company Disclosure Letter;

(ix) settle any claim, investigation or Proceeding (other than any Proceeding relating to Taxes, which are subject to Section 4.01(a)(xii)) with a Governmental Entity or third party, in each case, threatened, made or pending against the Company or any of its Subsidiaries, which, in the case of any settlement, (A) contains non-monetary terms which would (1) result in an admission of criminal liability by the Company or any of its Subsidiaries or (2) materially restrict the operations of the business of (including as a result of any injunctive or equitable relief on) the Company and its Subsidiaries taken as a whole or (B) requires payment in excess of Twenty Million Dollars ($20,000,000.00) for any individual regulatory Proceeding, Fifty Million Dollars ($50,000,000.00) for any individual non-regulatory Proceeding, or One Hundred Million Dollars ($100,000,000.00) in the aggregate (excluding any amounts that are covered by any insurance policies of the Company or its Subsidiaries, as applicable), other than the settlement of any claims, investigations or Proceedings (other than Company Material Litigation Proceedings or Company Material Regulatory Proceedings) (x) made in the ordinary course of business, for an amount (excluding any amounts that are covered by any insurance policies of the Company or its Subsidiaries, as applicable) not in excess of the amount reflected or reserved therefor in the most recent financial statements (or the notes thereto) of the Company included in the Company’s SEC Reports or (y) in connection with the Mergers or the transactions contemplated by this Agreement. Notwithstanding anything to the contrary in this Agreement, neither the Company nor any of its Subsidiaries shall initiate or settle any Company Material Litigation Proceeding or any Company Material Regulatory Proceeding without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), provided that (1) the Company or any of its Subsidiaries may initiate any Company Material Regulatory Proceeding required by Law or reasonably deemed necessary by the Company based on Good Utility Practice so long as the Company incorporates Parent’s good faith, timely and reasonable comments; and (2) the Company or any Subsidiary may initiate any Company Material Litigation Proceeding on an emergency basis, so long as the Company provides an advance copy of such filing to Parent, after which Parent shall have 12 hours to provide its response to such request and, if it fails to respond within such period, it will be deemed to have consented in writing to such emergency initiation;

(x) except as required pursuant to the terms of any Company Benefit Plan or other written agreement, in each case, in effect on the date hereof, (A) grant to any director, officer or employee any increase in compensation or pay, or award any bonuses or incentive compensation, (B) grant to any current or former director, officer or employee any increase in severance, retention or termination pay, (C) grant or amend any equity awards, (D) enter into any new, or modify any existing, employment or consulting agreement with any current or former director or officer pursuant to which the annual base compensation of such individual under such agreement exceeds Two Hundred Twenty-Five Thousand Dollars ($225,000.00) or the term of which exceeds twelve (12) months, other than entry into an Employment Continuity Agreement in connection with the promotion of a new officer in the ordinary course of business consistent with past practice, or (E) establish, adopt, enter into or amend in any material respect any material collective bargaining agreement or material Company Benefit Plan; provided, however, that, the foregoing shall not restrict the Company or any of its Subsidiaries from taking any such actions in the ordinary course of business consistent with past practice including in connection with annual salary reviews, annual equity awards or with respect to newly hired officers or employees or in the context of promotions, backfills or rotations;

(xi) other than as required (A) by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization or (B) by a Governmental Entity or Law (including pursuant to any applicable SEC rule or policy), make any change in accounting methods, principles or practices where such changes would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole;

(xii) (A) make any material Tax election inconsistent with past practice, (B) change or rescind any material Tax election, (C) adopt or change any Tax accounting period or material method of Tax accounting, (D) settle or compromise any Tax liability with respect to a material amount of Taxes or consent to any material claim or assessment or obtain any material ruling relating Taxes, (E) file any amended material Tax Return or (F) enter into any material closing agreement relating to Taxes; provided, however, that none of the foregoing shall restrict the Company or any of its Subsidiaries from (1) making any election to claim, transfer or sell any investment Tax credits or production Tax credits, (2) making any election or determination with respect to any research or experimental expenditures pursuant to Section 174 of the Code and the Treasury Regulations thereunder (or analogous provision of state or local Law), (3) filing any Tax Return to carryback any Tax credits to any Tax period (or portion thereof) ending on or before the Closing Date or (4) making, changing or rescinding any election or method of Tax accounting relating to any alternative minimum tax under Section 55 of the Code (or analogous provision of state or local Law);

(xiii) other than in the ordinary course of business consistent with past practice, materially amend, modify or terminate, or enter into, any Contract which if entered into prior to the date of this Agreement would have been deemed, a Company Material Contract; provided, that any Company Material Contract pertaining or relating to any action addressed in or otherwise permitted by any other subsection of this Section 4.01(a) or as set forth in Section 4.01(a)(xiii) of the Company Disclosure Letter shall be excluded from this prohibition;

(xiv) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than (A) the Mergers, (B) plans of complete or partial liquidation or dissolution of wholly-owned Subsidiaries of the Company or (C) any other mergers, consolidations, restructurings, recapitalizations or other reorganizations solely between or among the Company’s wholly-owned Subsidiaries; or

(xv) authorize any of, or commit or agree to take any of, the foregoing actions prohibited pursuant to clauses (i) through (xiv) of this Section 4.01(a).

(b) Conduct of Business by Parent. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VII, except as otherwise expressly contemplated by this Agreement, set forth in Section 4.01(b) of the Parent Disclosure Letter, required by applicable Law, required by a Governmental Entity or with the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), (x) Parent shall, and shall cause each of its Subsidiaries to, conduct its business in all material respects in the ordinary course consistent with past practice and shall use commercially reasonable efforts to preserve substantially intact its current business organizations, maintain adequate and comparable insurance coverage, preserve its relationships with its employees, counterparties, customers, suppliers, and Governmental Entities with jurisdiction over Parent or any of its Subsidiaries and (y) without limiting the foregoing, Parent shall not, and shall not permit any of its Subsidiaries to:

(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than (A) regular quarterly cash dividends payable by Parent in respect of Parent Shares, (B) dividends or distributions by a Subsidiary of Parent to Parent or to any wholly-owned Subsidiary of Parent or (C) dividends or distributions by a Subsidiary of Parent as required by and in accordance with the organizational documents of such Subsidiary of Parent, or as permitted thereby and as has been done routinely in the ordinary course of business;

(ii) split, combine or reclassify any of its capital stock, equity securities, or other equity or ownership interests, or securities convertible into or exchangeable or exercisable for any such shares of capital stock, securities, equity or interests, or issue or authorize the issuance of any other equity securities in respect of, in lieu of or in substitution for shares of its capital stock, equity securities, or other equity or ownership interests, other than (A) as set forth in the last mutually agreed financing plan of Parent provided to the Company prior to the date hereof (the “Parent Financing Plan”) or (B) in transactions solely between or among Parent and its wholly-owned Subsidiaries;

(iii) purchase, redeem or otherwise acquire any of its or its Subsidiaries’ shares of capital stock, equity securities, or other equity or ownership interests, or securities convertible into or exchangeable or exercisable for any such shares of capital stock, securities, equity or interests, or any rights, warrants or options to acquire any such shares of capital stock, securities, equity or interests, other than (A) the withholding of Parent Shares or any of Parent’s Subsidiaries’ capital stock to satisfy Tax obligations or the exercise price with respect to awards granted pursuant to any of Parent’s equity award plans, (B) purchasing, redeeming or acquiring any of Parent’s equity awards pursuant to any of Parent’s equity award plans, (C) as set forth in the Parent Financing Plan or (D) the purchase, redemption or other acquisition of shares of capital stock or equity securities of a wholly-owned Subsidiary of Parent by Parent or another wholly-owned Subsidiary of Parent;

(iv) issue, deliver, sell, pledge, dispose of, encumber or subject to any Lien, any shares of its capital stock or other equity securities, or other equity or ownership interests (other than the issuance of shares of capital stock or other equity securities by a wholly-owned Subsidiary of Parent to Parent or another wholly-owned Subsidiary of Parent), or any securities convertible into, exercisable or exchangeable for, or any rights, warrants or options to acquire, any such shares of capital stock, securities, equity or interests or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, other than (A) upon the exercise, vesting or settlement of awards granted pursuant to any Parent equity award plans, (B) pursuant to Parent’s dividend reinvestment and direct stock purchase plan, (C) as set forth in the Parent Financing Plan, (D) by a Subsidiary of Parent to the extent required by the organizational documents of such Subsidiary of Parent, (E) sales of publicly traded securities held by Parent or Subsidiaries of Parent in the ordinary course of business consistent with past practice or (F) as set forth on Section 4.01(b)(iv) of the Parent Disclosure Letter;

(v) amend (A) any of the Parent Organizational Documents or (B) the comparable organizational documents of any Subsidiary of Parent, other than, in the case of this clause (B), amendments that are immaterial and in the ordinary course of business or would not reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation by Parent of the Mergers or any of the other transactions contemplated by this Agreement;

(vi) acquire (whether by merger, consolidation, purchase of property or assets (including equity interests) or otherwise) any corporation, partnership or other business organization or division thereof or any material assets of or interests in any Person, with an aggregate value in excess of Four Billion Dollars ($4,000,000,000.00), other than (A) transactions solely between or among Parent and its Subsidiaries or between or among Parent’s Subsidiaries, (B) as set forth on the Parent Financing Plan or (C) the procurement of inventory, equipment, materials and supplies in the ordinary course of business;

(vii) settle any claim, investigation or Proceeding (other than any Proceeding relating to Taxes, which are subject to Section 4.02(b)(x)) with a Governmental Entity or third party, in each case, threatened, made or pending against Parent or any of its Subsidiaries, which, in the case of any settlement, (A) contains non-monetary terms which would (1) result in an admission of criminal liability by Parent or any of its Subsidiaries or (2) materially restrict the operations of the business of (including as a result of any injunctive or equitable relief on) Parent and its Subsidiaries taken as a whole or (B) requires payment in excess of Eighty Million Dollars ($80,000,000.00) for any individual regulatory Proceeding, Two Hundred Million Dollars ($200,000,000.00) for any individual non-regulatory Proceeding, or Four Hundred Million Dollars ($400,000,000.00) in the aggregate (excluding any amounts that are covered by any insurance policies of Parent or its Subsidiaries, as applicable), other than the settlement of any claims, investigations or Proceedings (other than Parent Material Litigation Proceedings or Parent Material Regulatory Proceedings) (x) made in the ordinary course of business, for an amount (excluding any amounts that are covered by any insurance policies of Parent or its Subsidiaries, as applicable) not in excess of the amount reflected or reserved therefor in the most recent financial statements (or the notes thereto) of Parent included in Parent’s SEC Reports or (y) in connection with the Mergers or the transactions contemplated by this Agreement. Notwithstanding anything to the contrary in this Agreement, neither Parent nor any of its Subsidiaries shall settle any Parent Material Litigation Proceeding or any Parent Material Regulatory Proceeding without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed);

(viii) other than in the ordinary course of business consistent with past practice, materially amend, modify or terminate, or enter into, any Contract which if entered into prior to the date of this Agreement would have been deemed, a Parent Material Contract, and excluding any Parent Material Contract pertaining or relating to any action addressed in or otherwise permitted by any other subsection of this Section 4.01(b), as contemplated by the Parent Financing Plan or otherwise as set forth on Section 4.01(b)(viii) of the Parent Disclosure Letter;

(ix) other than as required (A) by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization or (B) by a Governmental Entity or Law (including pursuant to any applicable SEC rule or policy), make any change in accounting methods, principles or practices where such changes would reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole;

(x) (A) make any material Tax election inconsistent with past practice, (B) change or rescind any material Tax election, (C) adopt or change any Tax accounting period or material method of Tax accounting, (D) settle or compromise any Tax liability with respect to a material amount of Taxes or consent to any material claim or assessment or obtain any material ruling relating Taxes, (E) file any amended material Tax Return or (F) enter into any material closing agreement relating to Taxes; provided, however, that none of the foregoing shall restrict Parent or any of its Subsidiaries from (1) making any election to claim, transfer or sell any investment Tax credits or production Tax credits, (2) making any election or determination with respect to any research or experimental expenditures pursuant to Section 174 of the Code and the Treasury Regulations thereunder (or analogous provision of state or local Law), (3) filing any Tax Return to carryback any Tax credits to any Tax period (or portion thereof) ending on or before the Closing Date or (4) making, changing or rescinding any election or method of Tax accounting relating to any alternative minimum tax under Section 55 of the Code (or analogous provision of state or local Law);

(xi) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than (A) the Mergers, (B) plans of complete or partial liquidation or dissolution of wholly-owned Subsidiaries of Parent or (C) any other mergers, consolidations, restructurings, recapitalizations or other reorganizations solely between or among Parent’s wholly-owned Subsidiaries; or

(xii) authorize any of, or commit or agree to take any of, the foregoing actions prohibited pursuant to clauses (i) through (xi) of this Section 4.01(b).

(c) Notwithstanding anything to the contrary herein, the Company or Parent may, and may cause its Subsidiaries to, take reasonable good faith actions in compliance with applicable Law to respond to operational emergencies, equipment failures or outages or that the Company or Parent (as applicable) reasonably determines are then necessary and prudent based on Good Utility Practice to maintain the safety and integrity of any asset or property in response to any unanticipated or unforeseen and subsequently discovered events, occurrences or developments.

SECTION 4.02 Company Acquisition Proposals.

(a) The Company agrees that, except as permitted by this Section 4.02, neither it nor any of its Subsidiaries, or any of their respective directors or officers, shall, and it shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ employees, investment bankers, attorneys, accountants and other advisors or representatives (such employees, investment bankers, attorneys, accountants and other advisors or representatives of a Person, collectively, “Representatives”) not to, directly or indirectly (i) initiate, solicit or knowingly encourage or facilitate any Company Acquisition Proposal or the making of any inquiry, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding any inquiry, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal, (iii) furnish or provide or afford access to any information or data to any Person in connection with any inquiry, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal or (iv) otherwise authorize, commit to or resolve to do any of the foregoing or knowingly facilitate any effort or attempt with respect to the foregoing.

(b) The Company agrees that it and its Subsidiaries and their respective directors, officers, and employees, shall, and it shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ Representatives to, immediately (i) cease and cause to be terminated any solicitation, discussions, negotiations or knowing facilitation or encouragement with any

Person that may be ongoing with respect to any inquiry, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal, (ii) terminate any such Person’s access to any physical or electronic data rooms and (iii) request that any such Person and its Representatives promptly return or destroy all confidential information concerning the Company and its Subsidiaries theretofore furnished thereto by or on behalf of the Company or any of its Subsidiaries, and destroy all analyses and other materials prepared by or on behalf of such Person that contain, reflect or analyze such information, in each case, to the extent required by, and in accordance with, the terms of the applicable confidentiality agreement between the Company and such Person.

(c) The Company shall promptly (but in any event within forty-eight (48) hours) notify Parent in writing of the receipt of any inquiry, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, any Company Acquisition Proposal, indicating (i) the identity of the Person making such Company Acquisition Proposal and (ii) the terms and conditions of such Company Acquisition Proposal and providing Parent with the most current version (if any) of such inquiry, indication of interest, proposal or offer and all related documentation exchanged in connection therewith. With respect to any Company Acquisition Proposal described in the immediately preceding sentence, the Company shall keep Parent reasonably informed, on a prompt basis (but in any event within forty-eight (48) hours of any such event), of (x) any changes or modifications to the terms of any such Company Acquisition Proposal and (y) any communications from such Person to the Company or from the Company to such Person with respect to any changes or modifications to the terms of any such Company Acquisition Proposal. The Company shall not terminate, amend, modify, waive or fail to enforce any provision of any standstill or similar obligation with respect to any class of equity securities of the Company or any of its Subsidiaries unless failure to take such action would be, or would reasonably be expected to be, inconsistent with its fiduciary duties under applicable Law.

(d) Notwithstanding anything to the contrary contained in Section 4.02(a) or Section 4.02(b), prior to the Company Requisite Vote, in response to a bona fide written Company Acquisition Proposal that did not result from a breach of this Section 4.02, if the Company Board determines in good faith (x) after consultation with the Company’s financial advisors and outside legal counsel, that such Company Acquisition Proposal is, or could reasonably be expected to lead to, a Company Superior Proposal and (y) after consultation with the Company’s outside legal counsel, that the failure to take any of the following actions would be, or would reasonably be expected to be, inconsistent with its fiduciary duties under applicable Law, the Company may (i) furnish or provide information (including non-public information or data) regarding, and afford access to, the business, properties, assets, books, records and personnel of, the Company and its Subsidiaries, to the Person making such Company Acquisition Proposal and its Representatives; provided, however, that the Company shall as promptly as is reasonably practicable make available to Parent any non-public information concerning the Company or its Subsidiaries that is provided to any Person pursuant to this clause (i) to the extent such information was not previously made available to Parent and (ii) engage in discussions and negotiations with such Person and its Representatives with respect to such Company Acquisition Proposal; provided, further, that, prior to taking any of the actions set forth in the foregoing clauses (i) or (ii), the Person making such Company Acquisition Proposal has entered into an Acceptable Company Confidentiality Agreement (it being understood that the negotiation of such Acceptable Company Confidentiality Agreement shall not be deemed to be a breach of Section 4.02(a) or Section 4.02(b)).

(e) Except as set forth in Section 4.02(f) and Section 4.02(g), the Company shall not, and the Company Board (and each committee thereof) shall not (i) (A) withdraw, change, qualify, withhold or modify, or propose to do any of the foregoing, in a manner adverse to Parent or the Merger Subs, the Company Board Recommendation, (B) adopt, approve or recommend, or propose to adopt, approve or recommend, any Company Acquisition Proposal, (C) fail to include the Company Board Recommendation in the Joint Proxy Statement/Prospectus, (D) fail to recommend against any Company Acquisition Proposal subject to Regulation 14D promulgated under the Exchange Act in any solicitation or recommendation statement made on Schedule 14D-9 within ten (10) Business Days after Parent so requests in writing, (E) if a Company Acquisition Proposal or any modification thereof is made public or sent to the holders of Company Shares, fail to issue a press release that reaffirms the Company Board Recommendation within ten (10) Business Days after Parent so requests in writing or (F) agree or resolve to take any action set forth in the foregoing clauses (A) through (E) (any action set forth in this clause (i), a “Company Adverse Recommendation Change”) or (ii) authorize, cause or permit the Company or any of its Affiliates to enter into any letter of intent, memorandum of understanding, agreement in principle, definitive agreement, or other similar commitment that provides for or would reasonably be expected to lead to a Company Acquisition Proposal (other than an Acceptable Company Confidentiality Agreement) (a “Company Alternative Acquisition Agreement”).

(f) Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Company Requisite Vote, the Company Board may make a Company Adverse Recommendation Change (and, solely with respect to a Company Superior Proposal, terminate this Agreement pursuant to Section 7.01(c)(i)) if (i) the Company has received a Company Acquisition Proposal other than as a result of a breach of this Section 4.02 and the Company Board (or a duly authorized committee thereof) determines in good faith, (x) after consultation with the Company’s financial advisors and outside legal counsel, that such Company Acquisition Proposal constitutes a Company Superior Proposal and (y) after consultation with the Company’s outside legal counsel, that the failure to make a Company Adverse Recommendation Change in response to the receipt of such Company Superior Proposal would be, or would reasonably be expected to be, inconsistent with its fiduciary duties under applicable Law and (ii) (A) the Company provides Parent prior written notice of its intent to make any Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.01(c)(i) at least four (4) Business Days prior to taking such action to the effect that, absent any modification to the terms and conditions of this Agreement that would cause the Company Superior Proposal to no longer be a Company Superior Proposal, the Company Board has resolved to effect a Company Adverse Recommendation Change or to terminate this Agreement pursuant to Section 7.01(c)(i), which notice shall specify the basis for such Company Adverse Recommendation Change or termination, shall provide the terms and conditions of such Company Superior Proposal and shall attach the most current draft of any Company Alternative Acquisition Agreement, and any other documents with respect to the Company Superior Proposal that (x) include any terms and conditions of the Company Superior Proposal and (y) were not produced by the Company, any of its Subsidiaries or any of its or their Representatives solely for internal purposes, if applicable (a “Company Notice of Recommendation Change”) (it being understood that such Company Notice of Recommendation Change shall not in itself be deemed a Company Adverse Recommendation

Change and that any change in price or revision or amendment to the terms of a Company Superior Proposal, if applicable, shall require a new notice to which the provisions of clauses (A), (B) and (C) of this Section 4.02(f) shall apply mutatis mutandis except that, in the case of such a new notice, all references to four (4) Business Days in this Section 4.02(f) shall be deemed to be two (2) Business Days), (B) during such four (4) Business Day period, if requested by Parent, the Company shall make its Representatives reasonably available to negotiate in good faith with Parent and its Representatives regarding any modifications to the terms and conditions of this Agreement that Parent proposes to make and (C) at the end of such four (4) Business Day period and taking into account any modifications to the terms of this Agreement proposed by Parent to the Company in a written, binding and irrevocable offer, the Company Board determines in good faith (x) after consultation with the Company’s financial advisors and outside legal counsel, that such Company Superior Proposal still constitutes a Company Superior Proposal and (y) after consultation with the Company’s outside legal counsel, that the failure to make such a Company Adverse Recommendation Change would be, or would reasonably be expected to be, inconsistent with its fiduciary duties under applicable Law.

(g) Notwithstanding anything to the contrary in this Agreement, other than in connection with a Company Acquisition Proposal (which shall be governed by Section 4.02(f)), at any time prior to obtaining the Company Requisite Vote, the Company Board may make a Company Adverse Recommendation Change if (i) a Company Intervening Event occurs and in response thereto the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to make a Company Adverse Recommendation Change in response to the Company Intervening Event would be, or would reasonably be expected to be, inconsistent with its fiduciary duties under applicable Law and (ii) (A) the Company provides Parent prior written notice of its intent to make any Company Adverse Recommendation Change at least four (4) Business Days prior to taking such action to the effect that the Company Board has resolved to effect a Company Adverse Recommendation Change, which notice shall specify the basis for such Company Adverse Recommendation Change and include a reasonably detailed description of the Company Intervening Event (it being understood that such notice of intent to make a Company Adverse Recommendation Change shall not in itself be deemed a Company Adverse Recommendation Change), (B) during such four (4) Business Day period, if requested by Parent, the Company shall make its Representatives reasonably available to negotiate in good faith with Parent and its Representatives regarding any modifications to the terms and conditions of this Agreement that Parent proposes to make and (C) at the end of such four (4) Business Day period and taking into account any modifications to the terms of this Agreement proposed by Parent to the Company in a written, binding and irrevocable offer, the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to make such a Company Adverse Recommendation Change would be, or would reasonably be expected to be, inconsistent with its fiduciary duties under applicable Law. Each time there is a material change to the facts or circumstances relating to the Company Intervening Event prior to obtaining the Company Requisite Vote, the Company will be required to deliver to Parent prompt written notice of such material change (which notice shall include a reasonably detailed description of such material change) and the Company will provide Parent with an additional two (2) Business Day period prior to making a Company Adverse Recommendation Change, such period shall begin upon the date of Parent’s receipt of the notice of such material change.

(h) Nothing contained in this Section 4.02 or elsewhere in this Agreement shall prohibit the Company or any of its Subsidiaries from (i) complying with its disclosure obligations under U.S. federal or state Law, including making any “stop, look and listen” communication to the shareholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communications to the shareholders of the Company) or (ii) making any other disclosure to its shareholders if the Company Board determines in good faith after consultation with the Company’s outside legal counsel that the failure to make such disclosure would be, or would reasonably be expected to be, inconsistent with its fiduciary duties under applicable Law (it being understood that such action shall constitute a Company Adverse Recommendation Change if it otherwise satisfies the definition thereof).

SECTION 4.03 Parent Acquisition Proposals.

(a) Parent agrees that, except as permitted by this Section 4.03, neither it nor any of its Subsidiaries, or any of their respective directors or officers, shall, and it shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ Representatives not to, directly or indirectly (i) initiate, solicit or knowingly encourage or facilitate any Parent Acquisition Proposal or the making of any inquiry, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, a Parent Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding any inquiry, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, a Parent Acquisition Proposal, (iii) furnish or provide or afford access to any information or data to any Person in connection with any inquiry, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, a Parent Acquisition Proposal, or (iv) otherwise authorize, commit to or resolve to do any of the foregoing or knowingly facilitate any effort or attempt with respect to the foregoing.

(b) Parent agrees that it and its Subsidiaries and their respective directors, officers, and employees, shall, and it shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ Representatives to, immediately (i) cease and cause to be terminated any solicitation, discussions, negotiations or knowing facilitation or encouragement with any Person that may be ongoing with respect to any inquiry, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, a Parent Acquisition Proposal, (ii) terminate any such Person’s access to any physical or electronic data rooms and (iii) request that any such Person and its Representatives promptly return or destroy all confidential information concerning Parent and its Subsidiaries theretofore furnished thereto by or on behalf of Parent or any of its Subsidiaries, and destroy all analyses and other materials prepared by or on behalf of such Person that contain, reflect or analyze such information, in each case, to the extent required by, and in accordance with, the terms of the applicable confidentiality agreement between Parent and such Person.

(c) Parent shall promptly (but in any event within forty-eight (48) hours) notify the Company in writing of the receipt of any inquiry, indication of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, any Parent Acquisition Proposal, indicating (i) the identity of the Person making such Parent Acquisition Proposal and (ii) the terms and conditions of such Parent Acquisition Proposal and providing the Company with the most current version (if any) of such inquiry, indication of interest, proposal or offer and all related documentation exchanged in connection therewith. With respect to any Parent Acquisition Proposal described in the immediately preceding sentence, Parent shall keep the Company reasonably informed, on a prompt basis (but in any event within forty-eight (48) hours of any such event), of (x) any changes or modifications to the terms of any such Parent Acquisition Proposal and (y) any communications from such Person to Parent or from Parent to such Person with respect to any changes or modifications to the terms of any such Parent Acquisition Proposal. Parent shall not terminate, amend, modify, waive or fail to enforce any provision of any standstill or similar obligation with respect to any class of equity securities of Parent or any of its Subsidiaries unless failure to take such action would be, or would reasonably be expected to be, inconsistent with its fiduciary duties under applicable Law.

(d) Notwithstanding anything to the contrary contained in Section 4.03(a) or Section 4.03(b), prior to the Parent Shareholder Approval, in response to a bona fide written Parent Acquisition Proposal that did not result from a breach of this Section 4.03, if the Parent Board determines in good faith (x) after consultation with Parent’s financial advisors and outside legal counsel, that such Parent Acquisition Proposal is, or could reasonably be expected to lead to, a Parent Superior Proposal and (y) after consultation with Parent’s outside legal counsel, that the failure to take any of the following actions would be, or would reasonably be expected to be, inconsistent with its fiduciary duties under applicable Law, Parent may, (i) furnish or provide information (including non-public information or data) regarding, and afford access to, the business, properties, assets, books, records and personnel of, Parent and its Subsidiaries, to the Person making such Parent Acquisition Proposal and its Representatives; provided, however, that Parent shall as promptly as is reasonably practicable make available to the Company any non-public information concerning Parent or its Subsidiaries that is provided to any Person pursuant to this clause (i) to the extent such information was not previously made available to the Company and (ii) engage in discussions and negotiations with such Person and its Representatives with respect to such Parent Acquisition Proposal; provided, further, that, prior to taking any of the actions set forth in the foregoing clauses (i) or (ii), the Person making such Parent Acquisition Proposal has entered into an Acceptable Parent Confidentiality Agreement (it being understood that the negotiation of such Acceptable Parent Confidentiality Agreement shall not be deemed to be a breach of Section 4.03(a) or Section 4.03(b)).

(e) Except as set forth in Section 4.03(f) and Section 4.03(g), Parent shall not, and the Parent Board (and each committee thereof) shall not (i) (A) withdraw, change, qualify, withhold or modify, or propose to do any of the foregoing, in a manner adverse to the Company, the Parent Board Recommendation, (B) adopt, approve or recommend, or propose to adopt, approve or recommend, any Parent Acquisition Proposal, (C) fail to include the Parent Board Recommendation in the Joint Proxy Statement/Prospectus, (D) fail to recommend against any Parent Acquisition Proposal subject to Regulation 14D promulgated under the Exchange Act in any solicitation or recommendation statement made on Schedule 14D-9 within ten (10) Business Days after the Company so requests in writing, (E) if a Parent Acquisition Proposal or any modification thereof is made public or sent to the holders of Parent Shares, fail to issue a press release that reaffirms the Parent Board Recommendation within ten (10) Business Days after the Company so requests in writing or (F) agree or resolve to take any action set forth in the foregoing clauses (A) through (E) (any action set forth in this clause (i), a “Parent Adverse Recommendation Change”) or (ii) authorize, cause or permit Parent or any of its Affiliates to enter into any letter of intent, memorandum of understanding, agreement in principle, definitive agreement, or other similar commitment that provides for or would reasonably be expected to lead to a Parent Acquisition Proposal (other than an Acceptable Parent Confidentiality Agreement) (a “Parent Alternative Acquisition Agreement”).

(f) Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Parent Shareholder Approval, the Parent Board may make a Parent Adverse Recommendation Change (and, solely with respect to a Parent Superior Proposal, terminate this Agreement pursuant to Section 7.01(d)(iii)) if (i) Parent has received a Parent Acquisition Proposal other than as a result of a breach of this Section 4.03 and the Parent Board (or a duly authorized committee thereof) determines in good faith, (x) after consultation with Parent’s financial advisors and outside legal counsel, that such Parent Acquisition Proposal constitutes a Parent Superior Proposal and (y) after consultation with Parent’s outside legal counsel that the failure to make a Parent Adverse Recommendation Change in response to the receipt of such Parent Superior Proposal would be, or would reasonably be expected to be, inconsistent with its fiduciary duties under applicable Law and (ii) (A) Parent provides the Company prior written notice of its intent to make any Parent Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.01(d)(iii) at least four (4) Business Days prior to taking such action to the effect that, absent any modification to the terms and conditions of this Agreement that would cause the Parent Superior Proposal to no longer be a Parent Superior Proposal, the Parent Board has resolved to effect a Parent Adverse Recommendation Change or to terminate this Agreement pursuant to Section 7.01(d)(iii), which notice shall specify the basis for such Parent Adverse Recommendation Change or termination, shall provide the terms and conditions of such Parent Superior Proposal and shall attach the most current draft of any Parent Alternative Acquisition Agreement, and any other documents with respect to the Parent Superior Proposal that (x) include any terms and conditions of the Parent Superior Proposal and (y) were not produced by Parent, any of its Subsidiaries or any of its or their Representatives solely for internal purposes, if applicable (a “Parent Notice of Recommendation Change”) (it being understood that such Parent Notice of Recommendation Change shall not in itself be deemed a Parent Adverse Recommendation Change and that any change in price or revision or amendment to the terms of a Parent Superior Proposal, if applicable, shall require a new notice to which the provisions of clauses (A), (B) and (C) of this Section 4.03(f) shall apply mutatis mutandis except that, in the case of such a new notice, all references to four (4) Business Days in this Section 4.03(f) shall be deemed to be two (2) Business Days), (B) during such four (4) Business Day period, if requested by the Company, Parent shall make its Representatives reasonably available to negotiate in good faith with the Company and its Representatives regarding any modifications to the terms and conditions of this Agreement that the Company proposes to make and (C) at the end of such four (4) Business Day period and taking into account any modifications to the terms of this Agreement proposed by the Company to Parent in a written, binding and irrevocable offer, the Parent Board determines in good faith (x) after consultation with Parent’s financial advisors and outside legal counsel, that such Parent Superior Proposal still constitutes a Parent Superior Proposal and (y) after consultation with Parent’s outside legal counsel, that the failure to make such a Parent Adverse Recommendation Change would be, or would reasonably be expected to be, inconsistent with its fiduciary duties under applicable Law.

(g) Notwithstanding anything to the contrary in this Agreement, other than in connection with a Parent Acquisition Proposal (which shall be governed by Section 4.03(f)), at any time prior to obtaining the Parent Shareholder Approval, the Parent Board may make a Parent Adverse Recommendation Change if (i) a Parent Intervening Event occurs and in response thereto the Parent Board (or a duly authorized committee thereof) determines in good faith, after consultation with Parent’s outside legal counsel, that the failure to make a Parent Adverse Recommendation Change in response to the Parent Intervening Event would be, or would reasonably be expected to be, inconsistent with its fiduciary duties under applicable Law and (ii) (A) Parent provides the Company prior written notice of its intent to make any Parent Adverse Recommendation Change at least four (4) Business Days prior to taking such action to the effect that the Parent Board has resolved to effect a Parent Adverse Recommendation Change, which notice shall specify the basis for such Parent Adverse Recommendation Change and include a reasonably detailed description of the Parent Intervening Event (it being understood that such notice of intent to make a Parent Adverse Recommendation Change shall not in itself be deemed a Parent Adverse Recommendation Change), (B) during such four (4) Business Day period, if requested by the Company, Parent shall make its Representatives reasonably available to negotiate in good faith with the Company and its Representatives regarding any modifications to the terms and conditions of this Agreement that the Company proposes to make and (C) at the end of such four (4) Business Day period and taking into account any modifications to the terms of this Agreement proposed by the Company to Parent in a written, binding and irrevocable offer, the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel, that the failure to make such a Parent Adverse Recommendation Change would be, or would reasonably be expected to be, inconsistent with its fiduciary duties under applicable Law. Each time there is a material change to the facts or circumstances relating to the Parent Intervening Event prior to obtaining the Parent Shareholder Approval, Parent will be required to deliver to the Company prompt written notice of such material change (which notice shall include a reasonably detailed description of such material change) and Parent will provide the Company with an additional two (2) Business Day period prior to making a Parent Adverse Recommendation Change, such period shall begin upon the date of the Company’s receipt of the notice of such material change.

(h) Nothing contained in this Section 4.03 or elsewhere in this Agreement shall prohibit Parent or any of its Subsidiaries from (i) complying with its disclosure obligations under U.S. federal or state Law, including making any “stop, look and listen” communication to the shareholders of Parent pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communications to the shareholders of Parent) or (ii) making any other disclosure to its shareholders if the Parent Board determines in good faith after consultation with Parent’s outside legal counsel that the failure to make such disclosure would be, or would reasonably be expected to be, inconsistent with its fiduciary duties under applicable Law (it being understood that such action shall constitute a Parent Adverse Recommendation Change if it otherwise satisfies the definition thereof).

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.01 Form S-4 and Joint Proxy Statement/Prospectus; Shareholders Meetings.

(a) As soon as reasonably practicable following the date of this Agreement, but in any event within 30 Business Days thereafter, (i) the Company and Parent shall jointly prepare and cause to be filed with the SEC a joint proxy statement/prospectus (together with any amendment or supplement thereto, the “Joint Proxy Statement/Prospectus”) that includes (A) a proxy statement relating to the Company Shareholders Meeting, (B) a proxy statement relating to the Parent Shareholders Meeting and, with respect to Parent, the issuance of Parent Shares in the First Merger and (C) a prospectus relating to the registration of the Parent Shares constituting the aggregate Merger Consideration to be issued by Parent and (ii) Parent shall prepare and cause to be filed with the SEC a registration statement on Form S-4 (the “Form S-4”), which shall include the Joint Proxy Statement/Prospectus. The Company and Parent shall, in consultation with the other, set a record date for the Company Shareholders Meeting or Parent Shareholders Meeting, as applicable, and each of the Company and Parent shall, when reasonably practicable, commence a broker search pursuant to Rule 14a-13 under the Exchange Act in connection therewith. The Company and Parent shall use their respective reasonable best efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after the Form S-4 is filed, (B) ensure that the Form S-4 and the Joint Proxy Statement/Prospectus comply in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder and (C) keep the Form S-4 effective for as long as may be reasonably determined by Parent and the Company in connection with the preparation, filing and distribution of the Form S-4 and the Joint Proxy Statement/Prospectus. As promptly as practicable after the date of this Agreement, each of the Company and Parent will furnish or cause to be furnished to the other party the information relating to itself and its Subsidiaries, and cooperate with the other party, as may reasonably be requested, in connection with the preparation, filing and distribution of the Form S-4 and the Joint Proxy Statement/Prospectus. The Form S-4 and Joint Proxy Statement/Prospectus shall include all information reasonably requested by the parties hereto pursuant to the immediately preceding sentence.

(b) Each party hereto shall promptly notify the other parties of the receipt of any comments of the SEC to the Form S-4 or the Joint Proxy Statement/Prospectus and of any request by the SEC for any amendment or supplement thereto or for additional information in connection therewith. As promptly as practicable after receipt of any such comment or request from the SEC, the party that received such comment or request shall provide the other parties copies of all correspondence between the receiving party and its Representatives, on the one hand, and the SEC, on the other hand, regarding such comments or request. The Company and Parent shall each use its reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on the Form S-4 or the Joint Proxy Statement/Prospectus from the SEC.

(c) Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Joint Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent shall (i) provide the other party an opportunity to review and comment on such document or response (including the proposed final version of such document or response) and shall consider such comments in good faith and (ii) promptly provide the other party with a copy of any such document or response.

(d) Each of the Company and Parent shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Shares to be issued in connection with the consummation of the First Merger and the other transactions contemplated by this Agreement for offering or sale in any jurisdiction. Each of the Company and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Company and Parent shall also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” laws and the rules and regulations thereunder in connection with the First Merger and the issuance of the Parent Shares to be issued in connection with the consummation of the First Merger and the other transactions contemplated by this Agreement.

(e) If, prior to the Effective Time, any event occurs with respect to any party hereto or any of its Subsidiaries, or any change occurs with respect to other information supplied by such party for inclusion in the Form S-4 or the Joint Proxy Statement/Prospectus, which is required to be described in an amendment of, or a supplement to, the Form S-4 or the Joint Proxy Statement/Prospectus, such party shall promptly notify the other parties hereto of such event, and the Company and Parent shall cooperate (i) in the prompt filing with the SEC of any necessary amendment or supplement to the Form S-4 or the Joint Proxy Statement/Prospectus so that such documents would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading and (ii) to the extent required by Law, in disseminating the information contained in such amendment or supplement to the holders of Company Shares and the holders of Parent Shares.

(f) Subject to Section 4.02, the Company will take, in accordance with applicable Law and the Company Organizational Documents, all action necessary to call, give notice of, convene and hold a meeting of holders of Company Shares (the “Company Shareholders Meeting”) as promptly as practicable after the Form S-4 is declared effective under the Securities Act, to consider and vote upon the approval of this Agreement and the First Plan of Merger. Subject to Section 4.02, the Company Board shall recommend such approval and shall take all lawful action to solicit and obtain the Company Requisite Vote. Notwithstanding anything to the contrary in this Agreement, the Company may, but shall not be required to, adjourn or postpone the Company Shareholders Meeting (i) to the extent necessary to ensure that any necessary supplement or amendment to the Joint Proxy Statement/Prospectus (including with respect to a Company Acquisition Proposal) is provided to the holders of Company Shares a reasonable amount of time in advance of a vote on the approval of this Agreement and the First Plan of Merger, (ii) if the Company reasonably believes it is necessary and advisable to do so in order to solicit additional proxies in order to obtain the Company Requisite Vote, (iii) if, as of the time for which the Company Shareholders Meeting is originally scheduled, there are insufficient Company Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting or (iv) as required by applicable Law, provided, that in the event Parent postpones the Parent Shareholders Meeting pursuant to Section 5.01(i), the Company shall postpone or adjourn the Company Shareholders Meeting once for up to thirty (30) days upon reasonable request of Parent so that the Parent Shareholders Meeting and Company Shareholders Meeting occur on the same calendar day.

(g) Parent shall use its reasonable best efforts to cause to be delivered to the Company two (2) letters from Parent’s independent accountants, one dated a date within two (2) Business Days before the date on which the Form S-4 shall become effective and one dated a date within two (2) Business Days before the Closing Date, each addressed to the Company, in form and substance reasonably satisfactory to the Company and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

(h) The Company shall use its reasonable best efforts to cause to be delivered to Parent two (2) letters from the Company’s independent accountants, one dated a date within two (2) Business Days before the date on which the Form S-4 shall become effective and one dated a date within two (2) Business Days before the Closing Date, each addressed to Parent, in form and substance reasonably satisfactory to Parent and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

(i) Subject to Section 4.03, Parent will take, in accordance with applicable Law and the Parent Organizational Documents, all action necessary to call, give notice of, convene and hold a meeting of holders of Parent Shares (the “Parent Shareholders Meeting”) as promptly as practicable after the Form S-4 is declared effective under the Securities Act, for the purpose of obtaining the Parent Shareholder Approval. The Parent Board shall recommend such approval and shall take all lawful action to solicit and obtain the Parent Shareholder Approval. Notwithstanding anything to the contrary in this Agreement, Parent may, but shall not be required to, adjourn or postpone the Parent Shareholders Meeting (i) to the extent necessary to ensure that any necessary supplement or amendment to the Joint Proxy Statement/Prospectus is provided to the holders of Parent Shares a reasonable amount of time in advance of a vote on the Parent Shareholder Approval, (ii) if Parent reasonably believes it is necessary and advisable to do so in order to solicit additional proxies in order to obtain the Parent Shareholder Approval, (iii) if, as of the time for which the Parent Shareholders Meeting is originally scheduled, there are insufficient Parent Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting or (iv) as required by applicable Law, provided, that in the event Company postpones the Company Shareholders Meeting pursuant to Section 5.01(f), Parent shall postpone or adjourn the Parent Shareholders Meeting once for up to thirty (30) days upon reasonable request of the Company so that the Parent Shareholders Meeting and Company Shareholders Meeting occur on the same calendar day.

(j) It is the intention of the parties hereto that, and each of the parties hereto shall reasonably cooperate and use their commercially reasonable efforts to cause, the date and time of the Company Shareholders Meeting and the Parent Shareholders Meeting be coordinated such that they occur on the same calendar day (and in any event as close in time as possible).

SECTION 5.02 Filings; Other Actions; Notification.

(a) Subject to the terms and conditions set forth in this Agreement, each of the Company, Parent and the Merger Subs shall (and shall cause its respective Subsidiaries and controlled Affiliates to) cooperate and use its respective reasonable best efforts to (i) promptly make any required submissions and filings under applicable Law or to Governmental Entities with respect to the Mergers and the other transactions contemplated by this Agreement, (ii) promptly furnish information requested in connection with such submissions and filings to such

Governmental Entities or under such applicable Law, (iii) keep the other parties reasonably informed with respect to the status of any such submissions and filings to such Governmental Entities or under such applicable Law, including with respect to: (A) the occurrence or receipt of any Consent under such applicable Law, (B) the expiration or termination of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under such applicable Law, and (D) the nature and status of any objections raised or proposed or threatened to be raised under such applicable Law with respect to the Mergers or the other transactions contemplated by this Agreement, (iv) obtain all Consents and Permits from any Governmental Entity (including the Regulatory Clearances) or any other Person necessary to consummate the Mergers and the other transactions contemplated by this Agreement by the Termination Date, and (v) take or cause to be taken all other actions, and do or cause to be done all other things, reasonably necessary to consummate and make effective the Mergers and the other transactions contemplated by this Agreement by the Termination Date.

(b) In furtherance and not in limitation of the foregoing, each of the Company, Parent and the Merger Subs shall and shall cause its respective Subsidiaries and controlled Affiliates to (i) (A) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Mergers and the other transactions contemplated by this Agreement as promptly as reasonably practicable following the date of this Agreement and in any event by the date with respect to such filing set forth on Section 5.02(b) of the Company Disclosure Letter (provided that such filing shall not occur earlier than the date set forth on Section 5.02(b) of the Company Disclosure Letter), (B) make an appropriate response as soon as reasonably practicable to any request for additional information and documentary material that may be made pursuant to and in accordance with the HSR Act and (C) use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 5.02 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) by the Termination Date and (ii) (A) make or cause to be made the appropriate filings (including notice filings) as soon as reasonably practicable and in any event by the dates with respect to such filings set forth on Section 5.02(b) of the Company Disclosure Letter (provided that any such filings shall not occur earlier than the dates set forth on Section 5.02(b) of the Company Disclosure Letter (unless the parties hereto otherwise agree)) with the FERC, the NRC, the FCC, the SCPSC, the NCUC and the VSCC relating to the Mergers and the other transactions contemplated by this Agreement, (B) supply as soon as reasonably practicable any additional information and documentary material that may be required or requested by the FERC, the NRC, the FCC, the SCPSC, the NCUC and the VSCC, as applicable, in connection with the Regulatory Clearances or the Mergers and the other transactions contemplated by this Agreement and (C) use its reasonable best efforts to take or cause to be taken all other actions consistent with this Section 5.02 as necessary to obtain any necessary Consents and Permits from the FERC, the NRC, the FCC, the SCPSC, the NCUC and the VSCC, as applicable, in connection with the Regulatory Clearances or the Mergers and the other transactions contemplated by this Agreement by the Termination Date. The Company shall use commercially reasonable efforts to cooperate with Parent and provide information reasonably requested by Parent in connection with receipt of a waiver of the FERC’s affiliate pricing and cross-subsidization rules set out in 18 C.F.R. §§ 35.44(b)(1) and (b)(2) and 35.39(e)(1) and (e)(2) and Parent shall use its reasonable best efforts to obtain such waiver by the Termination Date.

(c) The Company, Parent and each Merger Sub shall, subject to applicable Law relating to the exchange of information: (i) promptly notify the other parties of (and if in writing, furnish the other parties, other than copies of the Notification and Report Forms filed pursuant to the HSR Act, with copies of) any material communication to such Person from any third party (other than a Representative of any of the parties hereto or any of their respective Subsidiaries) or any Governmental Entity regarding the filings and submissions described in this Section 5.02 and permit the other parties to review and discuss in advance (and to consider in good faith any comments made by the others in relation to) any proposed written response to any material communication from any third party (other than a Representative of any of the parties hereto or any of their respective Subsidiaries) or any Governmental Entity regarding such filings and submissions, (ii) keep the other parties reasonably informed of any material developments, meetings or discussions with any third party (other than a Representative of any of the parties hereto or any of their respective Subsidiaries) or any Governmental Entity in respect of any filings, submissions, investigations, or inquiries concerning the Mergers or the other transactions contemplated by this Agreement and (iii) not independently participate in any material meeting or discussion with any Governmental Entity or any intervenors or other parties, or likely intervenors or other parties, to any Proceedings with respect to the Regulatory Clearances, in respect of any filings, submissions, investigations or inquiries concerning the Mergers or the other transactions contemplated by this Agreement without giving the other party or parties hereto reasonable prior notice of such meeting or discussions to the extent it is reasonably practical to do so and, unless prohibited by such Governmental Entity or otherwise not reasonably practical, the opportunity to attend or participate; provided, however, that (x) the Company, Parent and each Merger Sub shall be permitted to redact any correspondence, filing, submission or communication prior to furnishing it to the other parties to the extent such correspondence, filing, submission or communication contains information relating to the valuation of the Mergers or the other transactions contemplated by this Agreement or information subject of attorney-client privilege or to comply with applicable Laws, and (y) for the avoidance of doubt, the foregoing clause (iii) shall not prohibit the Company, Parent or the Merger Subs from independently participating in meetings and discussions with such Governmental Entities or intervenors or other parties, or likely intervenors or other parties, to any Proceedings with respect to the Regulatory Clearances, that relate to an explanation of the terms of this Agreement, including the conditions set forth in Article VI. The parties hereto shall reasonably cooperate with each other and collaborate in good faith with respect to the Regulatory Clearances or Consents related to the Mergers or the other transactions contemplated by this Agreement. Notwithstanding anything to the contrary in this Agreement (i) with respect to matters set forth on Section 5.02(c) of the Parent Disclosure Letter, Parent shall, subject to compliance with its obligations under this Section 5.02, and upon reasonable consultation and good faith collaboration with the Company, have final decision making authority with respect to (A) regulatory strategy and (B) any proposals to and any settlements with Governmental Entities regarding Remedial Actions (and responses thereto, including defending any related Proceedings) and (ii) with respect to matters not covered by clause (i) of this sentence, Parent and the Company shall, subject to compliance with their respective obligations under this Section 5.02, and upon reasonable consultation and good faith collaboration with one another, have joint decision making authority with respect to state regulatory strategy and any proposals to and any settlements with, state Governmental Entities regarding Remedial Actions (and responses thereto, including defending any related Proceedings), provided, that with respect to this clause (ii) the Company shall lead the process, including taking the lead in all meetings and communications and developing and recommending an appropriate course of action and strategy to Parent.

(d) Subject to the other terms and conditions of this Section 5.02, Parent and each Merger Sub shall and shall cause their Subsidiaries and Affiliates to agree to take any and all steps necessary to avoid, eliminate or resolve each and every impediment and obtain all Consents under applicable Laws that may be required in writing by any Governmental Entity (including any Regulatory Clearances), so as to enable the parties to consummate the Mergers and the other transactions contemplated by this Agreement by the Termination Date, including committing to and effecting by consent decree, hold separate orders, trust, settlement or otherwise, (i) selling, licensing, holding separate, limiting Parent’s freedom of action with respect to, or otherwise disposing of assets or businesses of Parent or the Company or any of their respective Subsidiaries, (ii) terminating, relinquishing, modifying or waiving existing relationships, ventures, contractual rights, obligations or other arrangements of Parent or the Company or any of their respective Subsidiaries and (iii) creating any relationships, ventures, contractual rights, obligations or other arrangements of Parent or the Company or any of their respective Subsidiaries (such steps to agree, commit or effect, including, if any, the steps set forth in clauses (i) – (iii), a “Remedial Action”); provided, however, that any Remedial Action shall not be required to be agreed to, committed to or effected unless it is conditioned upon the Closing, unless otherwise agreed by the Company and Parent. At the written request of Parent, the Company shall, and shall cause its Subsidiaries and Affiliates to, agree to a Remedial Action, so long as such Remedial Action is conditioned upon and will not be effective until Closing.

(e) In the event that any Proceeding is commenced, threatened or is reasonably foreseeable challenging the Mergers or the other transactions contemplated by this Agreement and such Proceeding seeks, or would reasonably be expected to seek, to prevent, prohibit or materially impede, delay, interfere with or hinder the consummation of such transactions, Parent shall use reasonable best efforts to take or cause to be taken all actions to avoid or resolve any such Proceeding before the Termination Date. Each of the Company, Parent and each Merger Sub shall cooperate with each other and use its respective reasonable best efforts to contest, defend and resist any such Proceeding and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, delays, interferes with or restricts consummation of the Mergers and the other transactions contemplated by this Agreement by the Termination Date. Until the date that is ten (10) Business Days prior to the Termination Date, (i) Parent will be permitted (and the Company shall use reasonable best efforts, if requested by Parent in writing) to seek and pursue reconsideration or appeal of any federal executive order or any Order, in each case with respect to the First Merger, from a federal Governmental Entity that imposes a material Remedial Action that was not agreed to by Parent in writing (such federal executive order or Order from a federal Governmental Entity, a “Federal Remedial Order”), and (ii) upon written notice by Parent to the Company that it shall take the actions set forth in clause (i) of this sentence (a “Remedial Order Notice”) and for so long as Parent is promptly and diligently pursuing such reconsideration or appeal and using its reasonable best efforts to reverse any such Federal Remedial Order as soon as reasonably practicable and in any event before the Termination Date and otherwise complying in all material respects with its obligations under this Section 5.02, the condition set forth in Section 6.01(c) (solely for a Federal Remedial Order) shall not be satisfied until the earlier of (i) the date that is ten (10) Business Days prior to the Termination Date or (ii) the date such Federal Remedial Order is reversed, withdrawn, or otherwise agreed to by Parent.

(f) From the date hereof until the earlier of the Effective Time and the date this Agreement is terminated pursuant to Article VII, none of Parent, the Merger Subs or the Company shall, nor shall they permit their respective Subsidiaries to, acquire or agree to acquire any rights, assets, business, Person or division thereof (through acquisition, license, joint venture, collaboration or otherwise), if such acquisition would reasonably be expected to materially increase the risk of not obtaining, or would reasonably be expected to prevent or prohibit, or materially impede, materially interfere with, materially hinder or materially delay obtaining, any applicable Consent under applicable Laws (including any Regulatory Clearance) with respect to the Mergers and the other transactions contemplated by this Agreement.

(g) The Company and its Subsidiaries (as applicable) and Parent and its Subsidiaries (as applicable) shall use commercially reasonable efforts, and to the extent reasonably practicable, subject to applicable Law relating to the exchange of information and except as would be in violation of, or result in a waiver or loss of, the attorney-client privilege or work-product doctrine: (i) promptly upon receipt thereof, but in no event more than three (3) Business Days after receipt thereof, notify the other party of (and if in writing, furnish the other party with copies of) any material non-public communication to the Company or its Subsidiaries or Parent and its Subsidiaries from any Governmental Entity related to or arising out of the Material Litigation Proceedings or the Material Regulatory Proceedings, whether criminal or civil in nature, and permit the other party to review and discuss in advance (and consider in good faith any comments made by the other party in relation to) any proposed written response to any material communication from any Governmental Entity related to or arising out the Material Litigation Proceedings or the Material Regulatory Proceedings, (ii) keep the other party reasonably informed of any material developments, meetings or discussions with any Governmental Entity related to or arising out of the Material Litigation Proceedings or the Material Regulatory Proceedings, and (iii) use good faith efforts to give the other party notice (which notice shall be prior notice to the extent providing prior notice is reasonably practical) of any material meetings or discussions relating to or arising out of the Material Litigation Proceedings or the Material Regulatory Proceedings (and consider in good faith any comments or guidance from the other party in relation to such meeting or discussions) and, if appropriate in the Company or Parent’s reasonable judgment, provide the other party the opportunity to attend or participate in such meetings or discussions.

(h) Notwithstanding anything to the contrary in this Agreement, (x) Parent, the Merger Subs and their respective Subsidiaries and Affiliates shall not be required to, (y) the Company and its Subsidiaries and Affiliates shall not be required to and (z) without the prior written consent of Parent (which consent may be withheld at Parent’s sole discretion), the Company shall not and shall cause its Subsidiaries and Affiliates not to, in each case of clauses (x), (y) or (z) in connection with obtaining any Consent or Permit, or with respect to any actions required under this Section 5.02, offer, accept, consent to or agree to, or commit to offer, accept, consent to or agree to, any undertaking, term, condition, liability, obligation, commitment or sanction (including any Remedial Action), that constitutes a Burdensome Condition. Notwithstanding anything to the contrary in this Section 5.02, none of Parent, the Company or their respective Subsidiaries and Affiliates shall be required to offer, accept, consent to or agree to any Remedial Action, that is not conditioned upon, and not effective until, Closing.

(i) Any filing fees payable under the HSR Act shall be borne by Parent.

(j) Notwithstanding anything to the contrary contained herein, the Company, Parent and each Merger Sub agree that the applications submitted to the VSCC, the NCUC and the SCPSC with respect to the First Merger shall include (i) the information concerning the Mergers, the Company, Parent and each Merger Sub required by the laws of each applicable state and (ii) specific commitments and agreements in each such application to implement the commitments and principles set forth in Section 5.16 and in Section 5.16 of Parent Disclosure Letter.

SECTION 5.03 Access and Reports; Confidentiality.

(a) Subject to applicable Law relating to the exchange of information, upon reasonable notice, the Company and Parent shall, and shall cause each of their respective Subsidiaries to, afford to the other party’s Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its employees, properties, books, contracts and records. During such period, the Company and Parent shall, and shall cause each of their respective Subsidiaries to, furnish promptly to the other party (i) to the extent not publicly available, a copy of each material report, material schedule, registration statement and other material document (A) filed by it during such period pursuant to applicable securities Law or (B) filed with, furnished to or sent to the SEC, the FERC, the FCC, the NRC, the SCPSC, the NCUC, the VSCC or any other federal or state regulatory agency or commission and (ii) all information concerning its business, properties and personnel as may reasonably be requested by the other party; provided, however, that no investigation pursuant to this Section 5.03(a) shall affect or be deemed to modify any representation or warranty made herein; provided, further, that the foregoing shall not require the Company and Parent to (A) permit any inspection, or to disclose any information, that in the reasonable judgment of such party, would result in the disclosure of any trade secrets of third parties or violate any of its obligations to a third party with respect to confidentiality if the Company or Parent, as applicable, shall have used commercially reasonable efforts to obtain the consent of such third party to such inspection or disclosure, (B) disclose any privileged information of such party or any of its Subsidiaries, (C) permit any invasive environmental testing or sampling at any property or (D) take or allow any action that would unreasonably interfere with such party’s or any of its Subsidiaries’ business or operations. All requests for information made pursuant to this Section 5.03 shall be directed to the Persons set forth on Section 5.03 of the Company Disclosure Letter (for requests to the Company) or Section 5.03 of the Parent Disclosure Letter (for requests to Parent), as applicable, in each case as may be updated by the Company or Parent from time to time or such other Person designated by the Company or Parent, as applicable. Notwithstanding the foregoing, with respect to Parent and its Subsidiaries, the access to and exchange of information described in this Section 5.03(a) shall be limited to the extent reasonably necessary or related to the consummation of the Mergers and the other transactions contemplated by this Agreement.

(b) Each of the Company, Parent and the Merger Subs will comply with the terms and conditions of that certain letter agreement, dated November 4, 2025, between Parent and the Company (as may be amended from time to time, the “Confidentiality Agreement”), and will hold and treat, and will cause their respective Representatives to hold and treat, in confidence all documents and information exchanged pursuant to Section 5.03(a) in accordance with the Confidentiality Agreement, which Confidentiality Agreement shall remain in full force and effect in accordance with its terms.

SECTION 5.04 Stock Exchange Delisting and Listing.

(a) Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the Company Shares from the NYSE and the deregistration of the Company Shares under the Exchange Act as promptly as practicable after the Effective Time and in accordance with applicable Law.

(b) If the Surviving Corporation may be required to file any quarterly or annual report pursuant to the Exchange Act by a filing deadline that is imposed by the Exchange Act and that falls on a date that is on or prior to the first date on which the Surviving Corporation may file a Form 15 terminating its reporting obligations pursuant to the Exchange Act in respect of the First Merger, the Company will deliver to Parent at least three (3) Business Days prior to the Closing Date a substantially final draft of any such annual or quarterly report, and, subject to Parent’s prior review and comment, which comments, if any, the Company shall consider reasonably and in good faith, the Company will file, or cause to be filed, such annual or quarterly report, as applicable, prior to the Closing Date. Any such report, when filed, will (i) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading and (ii) comply in all material respects with the applicable requirements of the Sarbanes-Oxley Act, the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder and the listing and corporate governance rules and regulations of the NYSE.

(c) Parent shall use its reasonable best efforts to cause the Parent Shares to be issued in connection with the First Merger and the other transactions contemplated by this Agreement to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

SECTION 5.05 Publicity. The initial news release regarding the Mergers shall be a joint news release reasonably agreed between Parent and the Company and, except with respect to any action taken pursuant to Section 4.02 or Section 7.01, thereafter the Company and Parent each shall consult with each other prior to issuing, and give each other the opportunity to review and comment upon, any news releases or otherwise making public announcements with respect to the Mergers and the other transactions contemplated by this Agreement, except as such party may reasonably conclude may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or as may be requested by any Governmental Entity, provided, that, without the prior written consent of the other party, no party shall make or publish any material new news releases or material new public announcements with respect to the matters set forth on Section 5.05 of the Company Disclosure

Letter or with respect to the Mergers or other transactions contemplated by this Agreement, unless, in the case of each of clauses (x) and (y) of this proviso such party reasonably concludes that such news release or public announcement may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or as may be requested by any Governmental Entity (subject to reasonable opportunity for prior review and comment by the other party).

SECTION 5.06 Employee Matters.

(a) Following the Effective Time and until the eighteen-month anniversary of the Effective Time, Parent shall not terminate the employment of the individuals who are employed by the Company or any of its Subsidiaries immediately before the Effective Time (the “Company Employees”) other than (x) for cause or (y) a Company Employee’s material failure to satisfactorily perform such Company Employee’s assigned duties (provided that such duties are substantially similar to the duties assigned to such Company Employee immediately prior to the Effective Time or, if not substantially similar, such duties are commensurate with such Company Employee’s education, skills and experience), in the case of each of the foregoing clauses (x) and (y), as reasonably determined by Parent on an individualized basis in good faith; provided, that, any determination pursuant to clause (y) shall be made in a manner consistent with Parent’s then-effective performance management practices applicable to similarly situated employees of Parent. Following the Effective Time and until the two-year anniversary of the Effective Time (or, if earlier, the date of termination of the Company Non-Union Employee) (the “Continuation Period”), Parent shall provide, or shall cause the Surviving Entity to provide, the Company Employees who are not covered by any collective bargaining agreement (the “Company Non-Union Employees”) with (i) annual base salary or wage rate, as applicable, no less than the annual base salary or wage rate, as applicable, provided to such Company Non-Union Employees immediately prior to the Effective Time, (ii) annual target cash incentive opportunities and long-term target incentive award opportunities, each that are no less favorable, than such opportunities provided to such Company Non-Union Employees immediately prior to the Effective Time, subject to the satisfaction of performance criteria determined by Parent (consistent with the form and terms and conditions of such awards provided to other similarly situated employees of Parent) and other terms and conditions of Parent’s annual incentive program or long-term incentive plan or award agreement thereunder, as applicable, (iii) employment within a 50-mile radius from each such Company Non-Union Employee’s location of employment immediately prior to the Effective Time (provided that this clause (iii) shall only apply until the eighteen-month anniversary of the Effective Time and not for the entire Continuation Period), (iv) severance benefits that are no less favorable than those set forth in Section 5.06(a) of the Company Disclosure Letter and (v) other employee benefits that are substantially comparable in the aggregate to the other employee benefits (excluding change of control, transaction, retention, extraordinary bonus or other one-time awards) provided to such Company Non-Union Employees immediately prior to the Effective Time. Notwithstanding anything to the contrary in this Agreement, Parent shall provide, or shall cause the Surviving Entity to provide, the Company Employees who are covered by a collective bargaining agreement with terms and conditions of employment in accordance with the terms of such collective bargaining agreement until the expiration, modification, or termination of such collective bargaining agreement in accordance with its terms or applicable Law.

(b) Without limiting the generality of Section 5.06(a) but subject to the obligations set forth in Section 5.06(a), from and after the Effective Time, Parent shall, or shall cause the Surviving Entity to, assume, honor and continue during the Continuation Period (or, if later, until all obligations thereunder have been satisfied) all of the Company’s employment, severance, retention, termination, deferred compensation, and change in control plans, policies, programs, agreements and arrangements maintained by the Company or any of its Subsidiaries, in each case, as in effect at the Effective Time, including with respect to any payments, benefits or rights arising as a result of the Mergers and the other transactions contemplated by this Agreement (either alone or in combination with any other event), and none of Parent, the Surviving Corporation or the Surviving Entity may amend, modify or terminate any such plan, policy, program, agreement or arrangement unless and solely to the extent permitted under the terms thereof as in effect at the Effective Time or otherwise as required to comply with applicable Law. In addition, to the extent required by the express terms of any Company Benefit Plan, Parent shall, or shall cause the Surviving Entity to, expressly assume and agree to perform all obligations under and with respect to the terms of each such Company Benefit Plan. Notwithstanding anything to the contrary in this Agreement, Parent shall, or shall cause the Surviving Entity to, maintain without amendment (other than as required to comply with applicable Law) for the duration of the Continuation Period each of the Company Benefit Plans listed on Section 5.06(b) of the Company Disclosure Letter. For avoidance of doubt, Parent shall assume, honor and continue the Company’s change in control plans in accordance with the foregoing solely with respect to any payments, benefits or rights arising as a result of the Mergers and the other transactions contemplated by this Agreement (either alone or in combination with any other event), and shall not be obligated to provide any additional payments, benefits or rights under such plans in connection with any subsequent change in control of Parent or the Surviving Entity that may occur after the Mergers.

(c) Parent shall take the actions set forth on Section 5.06(c) of the Company Disclosure Letter.

(d) Parent shall, or shall cause the Surviving Entity to, pay to each Company Non-Union Employee who (i) as of immediately prior to the Effective Time, is eligible under a Company Benefit Plan for an annual bonus for the fiscal year in which the Effective Time occurs and (ii) remains employed through the applicable payment date, an annual bonus in respect of the fiscal year in which the Effective Time occurs, payable at the time annual bonuses are normally paid by Parent and based on the level of attainment of the applicable performance goals for such fiscal year under the applicable Company Benefit Plan; provided that, if the level of attainment for the applicable performance goals under Parent’s annual bonus plan (the “Parent Bonus Goals”) for such fiscal year would result in a larger payout, then the portion of the annual bonus for the period from the day immediately following the Closing Date to the end of the fiscal year shall be calculated based on the level of attainment for the Parent Bonus Goals.

(e) With respect to all plans maintained by Parent, the Surviving Entity or their respective Subsidiaries in which the Company Employees are eligible to participate after the Closing Date (including any vacation, paid time-off and severance plans) for purposes of determining eligibility to participate, level of benefits and vesting (but not benefit accruals under any defined benefit pension plan or for purposes of retiree medical or welfare benefits), each Company Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Subsidiary) shall be treated as service with Parent, the Surviving Entity or any of their respective Subsidiaries or any Commonly Controlled Entity, in each case, to the extent such service would have been recognized by the Company or its Subsidiaries under analogous Company Benefit Plans prior to the Effective Time; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service; and, provided further, that no Company Employee shall be entitled based on such prior credited service or otherwise to participate in any frozen or grandfathered plan or benefit formula of Parent or any of its Subsidiaries that would not be offered to employees first hired by Parent or its Subsidiaries after the Effective Time.

(f) Without limiting the generality of Section 5.06(a), Parent shall, or shall cause the Surviving Entity to, waive any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent, the Surviving Entity or any of their respective Subsidiaries in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Effective Time; provided, however, that in the case of an insured plan, such waivers shall be made only to the extent the insurer consents thereto, and Parent and the Surviving Entity shall use commercially reasonable efforts to obtain such consent. Parent shall, or shall cause the Surviving Entity to, recognize the dollar amount of all co-payments, deductibles and similar expenses paid by each Company Employee (and his or her eligible dependents) during the calendar year or plan year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time; provided, however, that in the case of an insured plan, such amounts shall be taken into account only to the extent the insurer consents thereto, and Parent and the Surviving Entity shall use commercially reasonable efforts to obtain such consent.

(g) The provisions of this Section 5.06 are solely for the benefit of the parties to this Agreement, and no other Person (including any current or former employee of the Company or its Subsidiaries or any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Section 5.06, and no provision of this Section 5.06 shall create such rights in any such Persons. Except as set forth in Section 5.06(b), no provision of this Agreement shall be construed (i) as a guarantee of continued employment of any employee of the Company or its Subsidiaries, (ii) to prohibit Parent or its Subsidiaries (including the Surviving Entity) from having the right to terminate the employment of any such employee, (iii) to require Parent or its Subsidiaries to continue to pay or provide any such employee any compensation or benefits after such termination of employment, other than any severance benefits that may be provided pursuant to Section 5.06(a)(iv), (iv) to limit the ability of Parent or its Subsidiaries to amend, modify or terminate any Company Benefit Plan or other benefit or compensation plan, program, policy, agreement or arrangement of Parent or its Subsidiaries or (v) as an establishment, termination, amendment or modification of any Company Benefit Plan or other benefit plan, program, policy, agreement or arrangement of Parent or its Subsidiaries.

SECTION 5.07 Expenses. Except as set forth in Section 5.02(i) or Section 5.09(c), whether or not the Mergers are consummated, all costs and expenses incurred in connection with this Agreement and the Mergers and the other transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

SECTION 5.08 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, Parent shall indemnify and hold harmless, to the fullest extent permitted under applicable Law, each present and former director, officer, employee, agent, advisor or representative of the Company and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Indemnified Parties”) from and against any and all costs and expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages and liabilities incurred in connection with any Proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including this Agreement, the Mergers and the other transactions contemplated by this Agreement. From and after the Effective Time, Parent shall advance expenses to each Indemnified Party claiming indemnification pursuant to this Section 5.08 as incurred to the fullest extent permitted under applicable Law; provided, however, that such Indemnified Party provides an undertaking to repay such advances if it is ultimately determined by a final, nonappealable order of a court of competent jurisdiction that such Indemnified Party is not entitled to such indemnification.

(b) From and after the Effective Time, Parent shall cause the Surviving Corporation and the Surviving Entity to honor the provisions regarding (i) exculpation of directors, (ii) limitation of liability of directors and officers, (iii) advancement of expenses and (iv) indemnification, in each case, contained in the Company Organizational Documents (as in effect as of the date hereof), the comparable organizational documents of any of the Company’s Subsidiaries (as in effect as of the date hereof) or any indemnification Contract set forth in Section 5.08(b) of the Company Disclosure Letter between the applicable Indemnified Party and the Company or any of its Subsidiaries existing immediately prior to the Effective Time. For a period of six (6) years following the Effective Time, Parent shall cause the Surviving Corporation and the Surviving Entity and its Subsidiaries not to amend, replace or otherwise modify the provisions regarding (A) exculpation of directors, (B) limitation of liability of directors and officers, (C) advancement of expenses and (D) indemnification, in each case, contained in their respective organizational documents; provided, however, that such six (6) year period shall be extended for so long as any Proceeding is pending or asserted against an Indemnified Party that implicates the rights set forth in the foregoing clauses (A) through (D); provided, further, that such prohibition on amendments, replacements and other modifications shall not apply to amendments, replacements and other modifications that are prospective in their application and exclude any effect on the Indemnified Parties.

(c) From and after the Effective Time, Parent shall cause the Surviving Corporation and the Surviving Entity to maintain for a period of at least six (6) years following the Effective Time directors’ and officers’ liability insurance and fiduciary liability insurance policies (collectively, “D&O Insurance”) from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with benefits, levels of coverage and terms and conditions at least as favorable as the Company’s D&O Insurance existing immediately prior to the Effective Time with respect to matters existing or occurring at or prior to the Effective Time, including for acts or omissions in connection with this Agreement and the consummation of the Mergers and the other transactions contemplated by this Agreement. Notwithstanding the foregoing, in no event shall Parent, the Surviving Corporation, or the Surviving Entity be required to expend for such D&O Insurance coverage an annual premium amount greater than three hundred percent (300%) of the aggregate amount of the annual premiums currently paid by the Company for D&O Insurance immediately prior to the date hereof (such maximum amount, the “Maximum Annual Premium”). If the annual premiums of such D&O Insurance coverage exceed the Maximum Annual Premium, Parent, the Surviving Corporation and the Surviving Entity shall obtain a policy with as much coverage as reasonably available for an annual cost not exceeding the Maximum Annual Premium.

(d) Notwithstanding Section 5.08(c), the Company may, or at the direction of Parent shall, obtain, prior to the Effective Time, six (6) year pre-paid “tail” insurance coverage, at an aggregate cost no greater than the Maximum Annual Premium, providing for D&O Insurance not materially less favorable than that described in Section 5.08(c). If the Company has obtained such policy pursuant to this Section 5.08(d), Parent will cause such policy to be maintained in full force and effect for its full term and cause all obligations thereunder to be honored by the Surviving Corporation and the Surviving Entity, and Parent will have no further obligation to purchase or pay for insurance pursuant to Section 5.08(c).

(e) If Parent, the Surviving Corporation, the Surviving Entity or any of their respective successors or assigns (i) consolidates or merges with or into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made by Parent so that the successors and assigns of Parent, the Surviving Corporation or the Surviving Entity, as applicable, shall assume and comply with all of the obligations applicable to Parent, the Surviving Corporation or the Surviving Entity, respectively, set forth in this Section 5.08.

(f) The provisions of this Section 5.08 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties who are intended to be third-party beneficiaries of the provisions of this Section 5.08. The obligations of Parent, the Surviving Corporation and the Surviving Entity in this Section 5.08 may not be terminated or modified in any manner that adversely affects any Indemnified Party without the written consent of such Indemnified Party. Parent will honor, guaranty and stand as surety for, and will cause the Surviving Corporation and the Surviving Entity and its Subsidiaries and successors to honor and comply with, the covenants contained in this Section 5.08.

(g) The rights of the Indemnified Parties under this Section 5.08 shall be in addition to, and not in limitation of, any rights such Indemnified Parties may have under the Company Organizational Documents or any of the comparable organizational documents of any of the Company’s Subsidiaries, or under any applicable Contracts or Law.

SECTION 5.09 Financing.

(a) The Company shall, and shall cause its Subsidiaries to, (i) provide commercially reasonable assistance with the preparation of rating agency presentations and lender, underwriter and initial purchaser presentations, offering memoranda and prospectuses and any discussions regarding the business, financial statements, and management discussion and analysis of the Company and its Subsidiaries, all for use in connection with the financing activities of Parent, including any registration statement filed with the SEC where Parent determines that the inclusion of such information is required or desirable, (ii) request that its independent accountants provide customary and reasonable assistance to Parent or any of its Subsidiaries, as applicable, in connection with providing customary comfort letters in connection with the financing activities of Parent, and (iii) if requested by Parent in writing and at Parent’s expense, commence and conduct consent solicitations with respect to notes outstanding under the Notes Indebtedness regarding certain proposed amendments related to Company’s and its Subsidiaries’ reporting obligations under the applicable instrument or agreement governing such Notes Indebtedness or otherwise seek or obtain such proposed amendments (the “Consent Solicitations”); provided, further, that nothing in this Agreement shall require the Company to cause the delivery of (A) legal opinions or reliance letters or any certificate as to solvency or any other certificate necessary for such financing activities, other than as allowed by the preceding clauses (ii) and (iii), (B) any audited financial information or any financial information prepared in accordance with Regulation S-K or Regulation S-X under the Securities Act or any financial information in a form not customarily prepared by the Company with respect to any period or (C) any financial information with respect to a month or fiscal period that has not yet ended or has ended less than forty-five (45) days prior to the date of such request. Any Consent Solicitation shall be made on such terms and conditions, including applicable amendments sought, consent fees, pricing terms and timing, as reasonably specified by Parent in consultation with the Company. Subject to the receipt of any requisite consents, the Company and/or any of its Subsidiaries shall execute a supplemental indenture, amendment or other supplemental documentation to the applicable instrument or agreement governing such Notes Indebtedness as described in the applicable documents related to the Consent Solicitation, and the Company shall use reasonable best efforts to the cause any trustee, collateral agent or any other requisite third-party (if any) to execute the same.

(b) Notwithstanding anything to the contrary in this Agreement (including this Section 5.09): (i) nothing in this Agreement (including this Section 5.09) shall require any such cooperation or actions set forth in this Section 5.09 to the extent that it would require the Company, any of its Subsidiaries or any of their respective Affiliates or Representatives to (A) pay any commitment or other fees, reimburse any expenses or otherwise incur any liabilities or give any indemnities prior to the Effective Time, (B) provide any cooperation that would unreasonably interfere with the ongoing business or operations of the Company, any of its Subsidiaries or any of their respective Affiliates or Representatives, (C) other than solely to the extent required by the Consent Solicitations as expressly contemplated by Section 5.09(a), enter into or approve any agreement or other documentation effective prior to the Effective Time or agree to any change or modification of any existing agreement or other documentation that would be effective prior to the Effective Time, (D) require the Company to provide pro forma financial statements or pro forma adjustments reflecting the financing activities of Parent or any description of all or any component of such financing activities (it being understood that the Company shall use reasonable best efforts to assist in preparation of pro forma financial adjustments to the extent otherwise relating to the Company and required by the financing activities of Parent), (E) require the Company or the Subsidiaries of the Company to provide pro forma financial statements or pro forma adjustments reflecting transactions contemplated or required hereunder (it being understood that the Company shall use commercially reasonable efforts to assist in preparation of pro forma financial adjustments to the extent otherwise relating to the Company and required by the financing activities of Parent), (F) provide any cooperation or take any action that, in the reasonable judgment of the Company, would result in a violation of any confidentiality agreement or material agreement or the loss of any attorney-client or other similar privilege, (G) make any representation or warranty in connection with the financing activities of Parent or the marketing or arrangement thereof, (H) provide any cooperation, or take any action, that would cause any representation or warranty in this Agreement to be breached or any condition to the Closing set forth in this Agreement to fail to be satisfied or (I) cause the Company, any of its Subsidiaries or any of their respective boards of directors (or equivalent bodies) to approve or authorize the financing activities of Parent, and (ii) no action, liability or obligation (including any obligation to pay any commitment or other fees or reimburse any expenses) of the Company, any of its Subsidiaries or any of their respective Affiliates or Representatives under any certificate, agreement, arrangement, document or instrument relating to the financing activities of Parent shall be effective until the Effective Time.

(c) Parent shall (i) promptly reimburse the Company for all reasonable and out-of-pocket costs or expenses (including reasonable and documented costs and expenses of counsel and accountants) incurred by the Company, any of its Subsidiaries and any of their respective Representatives in connection with any cooperation provided for in Section 5.09(a) and (ii) indemnify and hold harmless the Company, each of its Subsidiaries and each of their respective Representatives against any claim, loss, damage, injury, liability, judgment, award, penalty, fine, cost (including cost of investigation), expense (including fees and expenses of counsel and accountants) or settlement payment incurred as a result of, or in connection with, any cooperation provided for in Section 5.09(a) or the financing activities of Parent and any information used in connection therewith, unless the Company acted in bad faith or engaged in willful misconduct and other than in the case of fraud.

(d) Without limiting the generality of the foregoing, promptly following Parent’s request and at Parent’s election, the Company shall, (i) with respect to the Indebtedness set forth in Section 5.09(d) of the Parent Disclosure Letter or any other then-outstanding Indebtedness of the Company and its Subsidiaries, (A) deliver to each of the lenders or holders of such Indebtedness (the “Existing Loan Lenders”) a notice (an “Existing Loan Notice”) prepared by Parent, in form and substance reasonably acceptable to the Company, notifying each of the Existing Loan Lenders of this Agreement and the contemplated Mergers, which may (at Parent’s election) include a request for a consent (an “Existing Loan Consent”) to (1) the consummation of the Mergers and the other transactions contemplated by this Agreement and/or (2) certain modifications of (or waivers under or other changes to) any agreement or documentation relating to the Company’s or its Subsidiaries’, as applicable, relationship with the applicable Existing Loan Lender; provided, however, that no such modifications, waivers or changes shall be effective prior to the Effective Time, or (B) prior to the Closing, deliver executed payoff letters with respect to such Indebtedness in customary form and substance for the Existing Loan Lenders of such Indebtedness, relating to the repayment in full of all obligations in respect of such Indebtedness and (ii) reasonably cooperate with Parent in facilitating the replacement, back-stop, “roll-over” or termination of any letters of credit, bank guarantees or similar instruments issued for the account of the Company and its Subsidiaries.

(e) Parent and each Merger Sub acknowledge and agree that the obtaining of any financing or any Existing Loan Consent is not a condition to the Closing.

SECTION 5.10 Rule 16b-3. Prior to the Effective Time, each of the Company and Parent shall take such steps as may be reasonably necessary or advisable to cause (a) any dispositions of Company equity securities (including derivative securities) pursuant to the First Merger and the other transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act and (b) any acquisitions of Parent equity securities (including derivative securities) pursuant to the First Merger and the other transactions contemplated by this Agreement by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 5.11 Parent Consent. Within twenty-four (24) hours after the execution of this Agreement, Parent shall (i) execute and deliver, in accordance with Section 13.1-720 of the VSCA and in its capacity as the sole shareholder of Merger Sub Corp, a written consent approving this Agreement and the First Plan of Merger and (ii) shall execute and deliver in accordance with Section 13.1-720 of the VSCA and in its capacity as the sole shareholder of the Surviving Corporation, a written consent approving this Agreement and the Second Plan of Merger, which consent shall be effective immediately following the Effective Time and prior to the filing of the Articles of the Second Merger with the Clerk of the VSCC.

SECTION 5.12 Merger Subs, Surviving Corporation and Surviving Entity Compliance.

(a) Parent shall cause Merger Subs, the Surviving Corporation or the Surviving Entity, as applicable, to comply with all of its respective obligations under this Agreement, and prior to the Effective Time, Merger Subs shall not engage in any activities of any nature except as provided in or in furtherance of, or contemplated by, this Agreement.

(b) The parties hereto shall cooperate in good faith to identify and use commercially reasonable efforts to obtain any material Consents related to the Second Merger. Notwithstanding anything to the contrary in this Agreement (i) with respect to the obligations of the Company or its Subsidiaries relating to the Second Merger only, reasonable best efforts shall mean commercially reasonable efforts, and (ii) if the Second Merger would reasonably be expected to materially increase the risk of not obtaining any material Consent (including any Regulatory Clearance) with respect to the First Merger, or would reasonably be expected to prevent, prohibit, impede, interfere with, hinder or delay the First Merger, the parties shall abandon the Second Merger and proceed solely with the First Merger.

SECTION 5.13 Takeover Statutes. If any Takeover Statute is or may become applicable to the First Merger or the other transactions contemplated by this Agreement with respect to the First Merger, Parent, each Merger Sub, the Company and the Company Board shall use reasonable best efforts to take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such Takeover Statute on such transactions.

SECTION 5.14 Control of Operations. Without limiting any party’s rights or obligations under this Agreement, the parties hereto understand and agree that (a) nothing contained in this Agreement will give any party hereto, directly or indirectly, the right to control, direct or influence any other party’s operations prior to the Effective Time and (b) prior to the Effective Time, each party hereto will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

SECTION 5.15 Resignation of Directors. The Company will cause each of the directors of the Company to submit at the Closing a letter of resignation in form reasonably satisfactory to Parent and effective as of the Effective Time. Notwithstanding the foregoing, the Company will not be in breach of this Section 5.15 if it fails to obtain the resignation of any such director if Parent will have the power, directly or indirectly, to remove any such Person from his or her position as a director of the Company without cause immediately after the Effective Time.

SECTION 5.16 Additional Matters. Parent hereby confirms that, subject to the occurrence of the Effective Time, it:

(a) shall maintain dual headquarters in Juno Beach, Florida and in Richmond, Virginia and operating headquarters in Cayce, South Carolina;

(b) shall give the employees of the Company and its Subsidiaries due and fair consideration for other employment and promotion opportunities within the larger Parent organization, both inside and outside of Virginia, South Carolina and North Carolina;

(c) shall take all necessary action as soon as practical after the Effective Time to cause Parent’s board of directors at the Effective Time to consist of fourteen (14) members and appoint four (4) mutually agreeable current members of the Company Board or the Company’s executive management, one of which shall be Robert M. Blue, as directors to serve on Parent’s board of directors; and

(d) shall take the actions set forth on Section 5.16 of the Parent Disclosure Letter.

SECTION 5.17 Shareholder Litigation. The Company or Parent, as applicable, shall advise the other parties hereto promptly in writing of any Proceeding brought by a holder of Company Shares or Parent Shares, as applicable, or any other Person against the Company, Parent or their respective directors or officers arising out of or relating to this Agreement or the Mergers and the other transactions contemplated by this Agreement (the “Shareholder Litigation”) and shall keep the other parties hereto reasonably informed regarding any such matter. Neither party shall settle any such shareholder litigation without the other party’s consent, not to be unreasonably withheld, conditioned or delayed.

SECTION 5.18 Advice of Changes. Each of Parent and the Company will, to the extent not in violation of applicable Law, promptly advise the other of any Change of which it has Knowledge, (a) having or reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect or a Company Material Adverse Effect, as the case may be, or (b) that would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement; provided, however, that

(i) no such notification will operate as a waiver of or otherwise affect the representations, warranties or covenants of the parties hereto or the conditions to the obligations of the parties hereto under this Agreement, (ii) the delivery of any notice pursuant to this Section 5.18 shall not limit or otherwise affect the remedies available under this Agreement to the party receiving such notice and (iii) a failure to comply with this Section 5.18 shall not constitute the failure of any condition set forth in Article VI.

SECTION 5.19 Certain Tax Matters.

(a) Each of the parties hereto shall (and shall cause their respective Affiliates to) use its reasonable best efforts to cause the Mergers, taken together, to qualify for the Intended Tax Treatment. None of the parties hereto shall (and each of the parties hereto shall cause their respective Subsidiaries not to) take any action (or fail to take any action) if taking (or failing to take) such action could reasonably be expected to cause the Mergers, taken together, to fail to qualify for the Intended Tax Treatment; provided that if any party hereto (or its respective Affiliates) is required to take such an action or not take such an action pursuant to other provisions of this Agreement that, in each case, could reasonably be expected to cause the Mergers, taken together, to fail to qualify for the Intended Tax Treatment, it shall notify the other parties, and the parties hereto shall consider in good faith the effect of such action or inaction on the Intended Tax Treatment, and the parties hereto shall use reasonable best efforts to pursue an alternative action or inaction that would satisfy the applicable provision of this Agreement without adversely affecting the qualification of the Mergers, taken together, for the Intended Tax Treatment. The parties hereto shall consider in good faith such amendments to this Agreement as may be reasonably required to cause the Mergers, taken together, to qualify for the Intended Tax Treatment.

(b) Each of the parties hereto shall use its reasonable best efforts to obtain the Tax opinions to be attached as exhibits to the Joint Proxy Statement/Prospectus and the Form S-4, including by (i) delivering to Parent Tax Counsel and Company Tax Counsel, prior to the filing of the Joint Proxy Statement/Prospectus and the Form S-4, Tax representation letters in substantially the forms set forth in Section 5.19(b) of the Parent Disclosure Letter and Section 5.19(b) of the Company Disclosure Letter, respectively, and (ii) delivering to Parent Tax Counsel and Company Tax Counsel, dated and executed as of the Closing Date, Tax representation letters in substantially the forms set forth in Section 5.19(b) of the Parent Disclosure Letter and Section 5.19(b) of the Company Disclosure Letter, respectively. Each of the parties hereto shall use its reasonable best efforts not to, and not permit any of its Affiliates to, take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which inaction would cause to be untrue) any of the representations, warranties and covenants made to counsel in the Tax representation letters described in this Section 5.19(b).

(c) Parent shall promptly notify the Company if, at any time before the Effective Time, Parent becomes aware of any fact or circumstance that could reasonably be expected to prevent or impede the Mergers, taken together, from qualifying for the Intended Tax Treatment.

(d) The Company shall promptly notify Parent if, at any time before the Effective Time, the Company becomes aware of any fact or circumstance that could reasonably be expected to prevent or impede the Mergers, taken together, from qualifying for the Intended Tax Treatment.

(e) This Agreement is intended to constitute, and the parties hereto adopt this Agreement as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g). The parties hereto shall treat the Mergers, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code for United States federal, state and other relevant Tax purposes. Each party hereto shall comply with the recordkeeping and information reporting requirements imposed on it, including, if applicable, but not limited to those set forth in Treasury Regulations Section 1.368-3. Each party hereto shall report the Mergers, taken together, in a manner consistent with the Intended Tax Treatment, except as otherwise required pursuant to a “determination” under Section 1313 of the Code.

SECTION 5.20 Dividends. After the date of this Agreement, the Company and Parent shall coordinate with the other regarding the declaration of any dividends in respect of Parent Shares and Company Shares and the record dates and payment dates relating thereto, it being the intention that holders of Parent Shares and Company Shares shall not receive two (2) dividends or fail to receive one (1) dividend in any quarter with respect to their Parent Shares or Company Shares (and any Parent Shares that the former holders of Company Shares receive in exchange therefor in the First Merger). For the avoidance of doubt, nothing in this Section 5.20 is intended to require the declaration or payment of dividends by Parent or the Company.

SECTION 5.21 Redemption of Series C Preferred and DERI Notes.

(a) The Company shall take the actions set forth on Section 5.21(a) of the Company Disclosure Letter. If the Effective Time has not occurred on or before January 15, 2027, the Company shall, prior to the Effective Time, redeem all of the issued and outstanding shares of Series C Preferred on the terms set forth on Section 5.21(a) of the Company Disclosure Letter; and

(b) Prior to the Effective Time, the Company shall redeem all of the issued and outstanding Dominion Energy Reliability Investment Demand Notes (the “DERI Notes”) or call such notes for redemption and discharge the related indenture.

ARTICLE VI

CONDITIONS

SECTION 6.01 Conditions to Each Party’s Obligation to Effect the First Merger. The respective obligation of each party hereto to effect the First Merger is subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Closing of each of the following conditions:

(a) Shareholder Approvals. This Agreement and the First Plan of Merger shall have been duly approved by holders of Company Shares constituting the Company Requisite Vote and the Parent Shareholder Approval of the Parent Share Issuance shall have been obtained;

(b) Orders. No Governmental Entity of competent jurisdiction shall have enacted, entered, promulgated or enforced any Law, executive order, ruling, judgment, injunction or other order (collectively, “Orders”) that is in effect and restrains, enjoins, prevents or otherwise prohibits the consummation of the First Merger or makes the consummation of the First Merger illegal;

(c) Regulatory Clearances. Subject to the last sentence of Section 5.02(e) (solely for a Federal Remedial Order), each of the conditions set forth in Section 6.01(c) of the Company Disclosure Letter with respect to the Regulatory Clearances described therein shall have been satisfied;

(d) Absence of Burdensome Condition. The Regulatory Clearances or Orders with respect to the First Merger, and solely to the extent they relate to the First Merger, shall not impose or require any undertakings, terms, conditions, liabilities, obligations, commitments or sanctions, or any structural or remedial actions (including a Remedial Action), that, individually or in the aggregate, constitute a Burdensome Condition;

(e) Listing. The Parent Shares to be issued in connection with the First Merger and the other transactions contemplated by this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance; and

(f) Form S-4. The Form S-4 shall have been declared effective under the Securities Act and shall not be subject to any stop order or Proceeding seeking a stop order.

SECTION 6.02 Additional Conditions to Obligations of Parent and Merger Subs. The obligations of Parent and each Merger Sub to effect the First Merger are further subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Closing of each of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in Section 3.01 (except for those contained in Section 3.01(c) (Capital Structure), Section 3.01(d)(i) (Authority; Noncontravention), Section 3.01(f)(i) (Absence of Certain Changes or Events), Section 3.01(r) (Voting Requirements) and Section 3.01(s) (Brokers and Other Advisors)) shall be true and correct in all respects (disregarding all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except for any such representation or warranty that is made as of a specified date (including the date of this Agreement), in which case such representation or warranty shall be true and correct only as of such specified date), except where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) each of the representations and warranties of the Company set forth in Section 3.01(c) (Capital Structure) shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except for any such representation or warranty that is made as of a specified date (including the date of this Agreement), in which case such representation or warranty shall be true and correct only as of such specified date), (iii) each of the representations and warranties of the Company set forth in

Section 3.01(d)(i) (Authority; Noncontravention) and Section 3.01(s) (Brokers and Other Advisors) shall be true and correct in all material respects (disregarding all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except for any such representation or warranty that is made as of a specified date (including the date of this Agreement), in which case such representation or warranty shall be true and correct only as of such specified date) and (iv) each of the representations and warranties of the Company set forth in Section 3.01(f)(i) (Absence of Certain Changes or Events) and Section 3.01(r) (Voting Requirements) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except for any such representation or warranty that is made as of a specified date (including the date of this Agreement), in which case such representation or warranty shall be true and correct only as of such specified date);

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects each obligation required to be performed by it under this Agreement on or prior to the Closing Date;

(c) Certificate. Parent shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of the Company, certifying that the conditions set forth in Section 6.02(a) and Section 6.02(b) have been satisfied; and

(d) No MAE. Since the date of this Agreement, there shall not have occurred any Change or Changes that have or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (which Company Material Adverse Effect is continuing).

SECTION 6.03 Additional Conditions to Obligation of the Company. The obligation of the Company to effect the First Merger is further subject to the satisfaction or (to the extent permitted by Law) waiver on or prior to the Closing of each of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of Parent and each Merger Sub set forth in Section 3.02 (except for those contained in Section 3.02(c) (Capital Structure), Section 3.02(d)(i) (Authority; Noncontravention), Section 3.02(f)(i) (Absence of Certain Changes or Events), Section 3.02(r) (Voting Requirements) and Section 3.02(s) (Brokers and Other Advisors)) shall be true and correct in all respects (disregarding all qualifications or limitations as to “materiality”, “Parent Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except for any such representation or warranty that is made as of a specified date (including the date of this Agreement), in which case such representation or warranty shall be true and correct only as of such specified date), except where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (ii) each of the representations and warranties of Parent and each Merger Sub set forth in Section 3.02(c) (Capital Structure) shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except for any such representation or warranty that is made as of a specified date

(including the date of this Agreement), in which case such representation or warranty shall be true and correct only as of such specified date), (iii) each of the representations and warranties of Parent and each Merger Sub set forth in Section 3.02(d)(i) (Authority; Noncontravention) and Section 3.02(s) (Brokers and Other Advisors) shall be true and correct in all material respects (disregarding all qualifications or limitations as to “materiality”, “Parent Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except for any such representation or warranty that is made as of a specified date (including the date of this Agreement), in which case such representation or warranty shall be true and correct only as of such specified date) and (iv) each of the representations and warranties of Parent and each Merger Sub set forth in Section 3.02(f)(i) (Absence of Changes) and Section 3.02(r) (Voting Requirements) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except for any such representation or warranty that is made as of a specified date (including the date of this Agreement), in which case such representation or warranty shall be true and correct only as of such specified date);

(b) Performance of Obligations of Parent and the Merger Subs. Each of Parent and the Merger Subs shall have performed in all material respects each obligation required to be performed by it under this Agreement on or prior to the Closing Date;

(c) Certificate. The Company shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of Parent, certifying that the conditions set forth in Section 6.03(a) and Section 6.03(b) have been satisfied; and

(d) No MAE. Since the date of this Agreement, there shall not have occurred any Change or Changes that have or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (which Parent Material Adverse Effect is continuing).

SECTION 6.04 Frustration of Closing Conditions. None of the Company, Parent or the Merger Subs may rely on the failure of any condition set forth in Section 6.01, Section 6.02 or Section 6.03, as the case may be, to be satisfied if such failure was primarily caused by such party’s breach of this Agreement.

ARTICLE VII

TERMINATION

SECTION 7.01 Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time, whether before or after (except as set forth below) the Company Requisite Vote or Parent Shareholder Approval is obtained:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the First Merger shall not have been consummated on or before November 15, 2027 (such date, as it may be extended pursuant to this Section 7.01(b)(i), the “Termination Date”); provided, however, that if (x) any condition set forth in Section 6.01(b) (Orders), Section 6.01(c) (Regulatory Clearances) or Section 6.01(d) (Absence of Burdensome Condition) shall not have been satisfied at such time or (y) Parent shall have delivered a Remedial Order Notice to the Company pursuant to Section 5.02(e), Parent or the Company may, by written notice to the other party on or up to fifteen (15) Business Days prior to November 15, 2027, extend the Termination Date to August 15, 2028; provided, further, that the right to terminate this Agreement pursuant to this Section 7.01(b)(i) shall not be available to any party if such party (or, in the case of Parent, the Merger Subs) has breached its obligations under this Agreement in any manner that shall have been the principal cause of or resulted in the failure of a condition to any party’s obligation to effect the First Merger;

(ii) if at the Company Shareholders Meeting (or any adjournment or postponement thereof done in accordance with this Agreement), the Company Requisite Vote shall not have been obtained;

(iii) if any Order permanently restraining, enjoining, preventing or otherwise prohibiting consummation of the First Merger shall have become final and non-appealable; provided, however, that a party may not terminate this Agreement pursuant to this Section 7.01(b)(iii) if such party (or, in the case of Parent, the Merger Subs) has breached its obligations under this Agreement in a manner that shall have been the principal cause of or resulted in such Order; or

(iv) if at the Parent Shareholders Meeting (or any adjournment or postponement thereof done in accordance with this Agreement), the Parent Shareholder Approval shall not have been obtained;

(c) by the Company:

(i) if the Company Board has effected a Company Adverse Recommendation Change with respect to a Company Superior Proposal in accordance with Section 4.02(f) and shall have approved, and concurrently with the termination hereunder the Company shall have entered into, a Company Alternative Acquisition Agreement with respect to a Company Superior Proposal; provided, however, that such termination shall not be effective and the Company shall not enter into a Company Alternative Acquisition Agreement, unless (A) the Company shall have complied with the provisions of Section 4.02(f) and (B) the Company pays, in accordance with Section 7.02(b), the Company Termination Fee to Parent; provided, further, that the right to terminate this Agreement under this Section 7.01(c)(i) shall not be available after the Company Requisite Vote shall have been obtained;

(ii) if Parent or either of the Merger Subs shall have breached any of their respective representations or warranties or failed to perform any of their respective covenants or other agreements contained in this Agreement, where such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.03(a) or Section 6.03(b) and (B) cannot be cured by Parent or either of the Merger Subs by the Termination Date, or if capable of being cured, is not cured prior to the earlier of (1) the thirtieth (30th) day after written notice thereof is given by the Company to Parent and (2) the third (3rd) Business Day immediately preceding the Termination Date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(c)(ii) if the Company is then in material breach of this Agreement; or

(iii) if the Parent Board (or a committee thereof) shall have effected a Parent Adverse Recommendation Change; provided, however, that the right to terminate this Agreement under this Section 7.01(c)(iii) shall not be available after the Parent Shareholder Approval shall have been obtained.

(d) by Parent:

(i) if the Company Board (or a committee thereof) shall have effected a Company Adverse Recommendation Change; provided, however, that the right to terminate this Agreement under this Section 7.01(d)(i) shall not be available after the Company Requisite Vote shall have been obtained;

(ii) if the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or other agreements contained in this Agreement, where such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.02(a) or Section 6.02(b) and (B) cannot be cured by Company by the Termination Date, or if capable of being cured, is not cured prior to the earlier of (1) the thirtieth (30th) day after written notice thereof is given by Parent to the Company and (2) the third (3rd) Business Day immediately preceding the Termination Date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(d)(ii) if either Parent or either of the Merger Subs is then in material breach of this Agreement; or

(iii) if the Parent Board has effected a Parent Adverse Recommendation Change with respect to a Parent Superior Proposal in accordance with Section 4.03(f) and shall have approved, and concurrently with the termination hereunder Parent shall have entered into, a Parent Alternative Acquisition Agreement with respect to a Parent Superior Proposal; provided, however, that such termination shall not be effective and Parent shall not enter into a Parent Alternative Acquisition Agreement, unless (A) Parent shall have complied with the provisions of Section 4.03(f) and (B) Parent pays, in accordance with Section 7.02(d), the Parent Termination Fee to the Company; provided, further, that the right to terminate this Agreement under this Section 7.01(d)(iii) shall not be available after the Parent Shareholder Approval shall have been obtained.

SECTION 7.02 Effect of Termination and Abandonment.

(a) In the event of termination of this Agreement and the abandonment of the Mergers pursuant to this Article VII, this Agreement shall forthwith become void and of no effect and there shall be no liability or obligation on the part of any party hereto (or of any of its Representatives or Affiliates), except as provided in Section 5.03(b), Section 5.07, Section 5.09(c), this Section 7.02 and Article VIII, which provisions shall survive such termination; provided, however, that subject to Section 7.02(b), Section 7.02(c), Section 7.02(d) and Section 7.02(e), no such termination shall relieve any party hereto (treating Parent and the

Merger Subs as one party) of any liability for damages to any other party hereto resulting from any Willful Breach or fraud by the party (treating Parent and the Merger Subs as one party) committing such Willful Breach or fraud prior to such termination, and the aggrieved party will be entitled to all rights and remedies available at law or in equity. The parties hereto acknowledge and agree that nothing in this Section 7.02 shall be deemed to affect their right to specific performance under Section 8.12.

(b) The Company shall pay or cause to be paid to Parent or its designee a non-refundable fee of Two Billion Two Hundred Forty Million Dollars ($2,240,000,000.00) (the “Company Termination Fee”) if:

(i) this Agreement is terminated by the Company pursuant to Section 7.01(c)(i) (Company Superior Proposal);

(ii)

(A) this Agreement is terminated (1) by Parent or the Company pursuant to Section 7.01(b)(ii) (Company Vote Failure) or (2) by Parent pursuant to Section 7.01(d)(ii) (Company Breach);

(B) a bona fide Company Acquisition Proposal is publicly announced or publicly disclosed and not withdrawn (1) in the case of a termination pursuant to Section 7.01(d)(ii) (Company Breach), prior to the date of such termination, or (2) in the case of a termination pursuant to Section 7.01(b)(ii) (Company Vote Failure), prior to or at the Company Shareholders Meeting; and

(C) thereafter during the twelve (12) month period immediately following such termination, (1) the Company enters into a Company Alternative Acquisition Agreement or (2) a Company Acquisition Proposal is consummated; or

(iii) this Agreement is terminated by Parent pursuant to Section 7.01(d)(i) (Company Adverse Recommendation Change).

If the Company Termination Fee becomes due pursuant to this Section 7.02(b), the Company shall pay Parent or its designee such Company Termination Fee by wire transfer of immediately available funds (x) in the case of a payment required by Section 7.02(b)(i), on the date of termination of this Agreement, (y) in the case of a payment required by Section 7.02(b)(ii), within three (3) Business Days after the earlier of the time when a Company Acquisition Proposal is consummated or a Company Alternative Acquisition Agreement is executed and (z) in the case of a payment required by Section 7.02(b)(iii), within three (3) Business Days of the date of termination of this Agreement, it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. Parent shall provide to the Company notice designating an account for purposes of payment of the Company Termination Fee within forty-eight (48) hours of a request by the Company to provide such information. For purposes of Section 7.02(b)(ii), the term “Company Acquisition Proposal” shall have the meaning assigned to such term in Exhibit A, except that all references to 20% therein shall be deemed to be references to 50%.

(c) Parent shall pay or cause to be paid to the Company or its designee a non-refundable fee of Four Billion Eight Hundred Thirty Million Dollars ($4,830,000,000.00) (the “Regulatory Termination Fee”) if:

(i) this Agreement is terminated by Parent or the Company pursuant to Section 7.01(b)(i) (Termination Date) and, at the time of any such termination (A) any condition set forth in Section 6.01(b) (Orders) (other than due to any Excluded Order), Section 6.01(c) (Regulatory Clearances) or Section 6.01(d) (Absence of Burdensome Condition) shall not have been satisfied or waived, and (B) the conditions set forth in Section 6.02 (Additional Conditions to Obligations of Parent and the Merger Subs) shall have been satisfied or waived (except for any such conditions (x) whose failure to be satisfied relates to a failure to satisfy the conditions set forth in Section 6.01(b) (Orders), Section 6.01(c) (Regulatory Clearances) or Section 6.01(d) (Absence of Burdensome Condition), or (y) that, by their nature, cannot be satisfied until the Closing, but, in the case of this clause (y), are capable of being satisfied and would be satisfied at the Closing if the Closing were to occur at the time of such termination);

(ii) this Agreement is terminated by Parent or the Company pursuant to Section 7.01(b)(iii) (Permanent Order) (other than due to any Excluded Order) and, at the time of any such termination, the conditions set forth in Section 6.01(a) (Shareholder Approvals) (solely if the Company Shareholders Meeting and the Parent Shareholders Meeting shall have occurred) and Section 6.02 (Additional Conditions to Obligations of Parent and the Merger Subs) shall have been satisfied or waived (except for such conditions (x) whose failure to be satisfied relates to a failure to satisfy the conditions set forth in Section 6.01(b) (Orders), Section 6.01(c) (Regulatory Clearances) or Section 6.01(d) (Absence of Burdensome Condition), or (y) that, by their nature, cannot be satisfied until the Closing, but, in the case of this clause (y) are capable of being satisfied and would be satisfied at the Closing if the Closing were to occur at the time of such termination);

(iii) this Agreement is terminated by the Company pursuant to Section 7.01(c)(ii) (Parent Breach) due to a material breach by Parent or either of the Merger Subs of its respective obligations under Section 5.02 (Filings; Other Actions; Notification) and at the time of any such termination a condition set forth in Section 6.01(b) (Orders), Section 6.01(c) (Regulatory Clearances) or Section 6.01(d) (Absence of Burdensome Condition) shall not have been satisfied or waived; or

(iv) (A) Parent has delivered a Remedial Order Notice to the Company pursuant to Section 5.02(e), (B) all of the conditions set forth in Section 6.01 (Conditions to Each Party’s Obligations to Effect the First Merger) and Section 6.02 (Additional Conditions to Obligations of Parent and Merger Subs) would have been satisfied or waived absent such delivery (except for any such conditions that by their nature, cannot be satisfied until the Closing, but are capable of being satisfied and would be satisfied at the Closing if the Closing were to occur at such time) at the time Parent delivers a Remedial Order Notice to the Company pursuant to Section 5.02(e) or any time thereafter, and (C) this Agreement is terminated by either Parent or the Company other than a termination by Parent pursuant to Section 7.01(d)(ii).

Notwithstanding the foregoing or anything to the contrary in this Agreement, if this Agreement is terminated by Parent or the Company pursuant to Section 7.01(b)(i) (Termination Date) and, at least five (5) Business Days prior to the effective date of any such termination (i) Parent has irrevocably waived in writing the condition set forth in Section 6.01(d) (Absence of Burdensome Condition), (ii) all of the other conditions set forth in Section 6.01 (Conditions to Each Party’s Obligations) and Section 6.03 (Additional Conditions to Obligations of Company) shall have been satisfied or waived (except for any such conditions that by their nature, cannot be satisfied until the Closing, but, are capable of being satisfied and would be satisfied at the Closing if the Closing were to occur at the time of such termination), (iii) Parent shall have delivered to the Company written notice that it stands ready, willing and able to consummate the Closing and (iv) the Company has not waived the condition set forth in Section 6.01(d) (Absence of Burdensome Condition), by the effective date of such termination, then Parent shall not be obligated to pay the Regulatory Termination Fee.

If the Regulatory Termination Fee becomes due pursuant to this Section 7.02(c), Parent shall pay the Company or its designee the Regulatory Termination Fee by wire transfer of immediately available funds within three (3) Business Days of the date of termination of this Agreement. The Company shall provide to Parent notice designating an account for purposes of payment of the Regulatory Termination Fee within forty-eight (48) hours of a request by Parent to provide such information.

(d) Parent shall pay or cause to be paid to the Company or its designee a non-refundable fee of Six Billion Five Hundred Twenty Million Dollars ($6,520,000,000.00) (the “Parent Termination Fee”) if:

(i) this Agreement is terminated by Parent pursuant to Section 7.01(d)(iii) (Parent Superior Proposal);

(ii)

(A) this Agreement is terminated (1) by the Company or Parent pursuant to Section 7.01(b)(iv) (Parent Vote Failure) or (2) by the Company pursuant to Section 7.01(c)(ii) (Parent Breach);

(B) a bona fide Parent Acquisition Proposal is publicly announced or publicly disclosed and not withdrawn (1) in the case of a termination pursuant to Section 7.01(c)(ii) (Parent Breach), prior to the date of such termination, or (2) in the case of a termination pursuant to Section 7.01(b)(iv) (Parent Vote Failure), prior to or at the Parent Shareholders Meeting; and

(C) thereafter during the twelve (12) month period immediately following such termination, (1) Parent enters into a Parent Alternative Acquisition Agreement or (2) a Parent Acquisition Proposal is consummated; or

(iii) this Agreement is terminated by the Company pursuant to Section 7.01(c)(iii) (Parent Adverse Recommendation Change).

If the Parent Termination Fee becomes due pursuant to this Section 7.02(d), Parent shall pay the Company or its designee such Parent Termination Fee by wire transfer of immediately available funds (x) in the case of a payment required by Section 7.02(d)(i), on the date of termination of this Agreement, (y) in the case of a payment required by Section 7.02(d)(ii), within three (3) Business Days after the earlier of the time when a Parent Acquisition Proposal is consummated or a Parent Alternative Acquisition Agreement is executed and (z) in the case of a payment required by Section 7.02(d)(iii), within three (3) Business Days of the date of termination of this Agreement; it being understood that in no event shall Parent be required to pay both the Parent Termination Fee and the Regulatory Termination Fee, or either of the Parent Termination Fee or the Regulatory Termination Fee on more than one occasion. The Company shall provide to Parent notice designating an account for purposes of payment of the Parent Termination Fee within forty-eight (48) hours of a request by Parent to provide such information. For purposes of Section 7.02(d)(ii), the term “Parent Acquisition Proposal” shall have the meaning assigned to such term in Exhibit A, except that all references to 20% therein shall be deemed to be references to 50%.

(e) Notwithstanding anything to the contrary in this Agreement, if this Agreement is terminated under circumstances in which the Company is required to pay the Company Termination Fee pursuant to Section 7.02(b) and such Company Termination Fee is paid, the payment of the Company Termination Fee shall be Parent’s and each Merger Sub’s sole and exclusive remedy against the Company and its Affiliates, and their respective shareholders and Representatives, relating to or arising out of this Agreement, any agreement entered into in connection herewith or the Mergers and the other transactions contemplated by this Agreement or thereby, except for Willful Breach or fraud. Notwithstanding anything to the contrary in this Agreement, if this Agreement is terminated under circumstances in which Parent is required to pay the Regulatory Termination Fee pursuant to Section 7.02(c), or the Parent Termination Fee pursuant to Section 7.02(d) and either the Regulatory Termination Fee or the Parent Termination Fee is paid, the payment of such fee shall be the Company’s sole and exclusive remedy against Parent, the Merger Subs and their respective Affiliates, and their respective shareholders and Representatives, relating to or arising out of this Agreement, any agreement entered into in connection herewith or the Mergers and the other transactions contemplated by this Agreement or thereby, except for Willful Breach or fraud.

(f) Each party hereto acknowledges that the agreements contained in Section 7.02(b), Section 7.02(c) and Section 7.02(d) are an integral part of the Mergers and the other transactions contemplated by this Agreement and that, without these agreements, such party would not enter into this Agreement. Accordingly, if the applicable party fails promptly to pay any amount due pursuant to Section 7.02(b), Section 7.02(c) or Section 7.02(d), such party shall also pay any reasonable out-of-pocket costs, fees and expenses incurred by the other party (including reasonable legal fees and expenses) in connection with a Proceeding to enforce this Agreement that results in a judgment for such amount against the party failing to promptly pay such amount. Any amount not paid when due pursuant to Section 7.02(b), Section 7.02(c) or Section 7.02(d) shall bear interest from the date such amount is due until the date paid at a rate equal to the prime rate as published in The Wall Street Journal, Eastern Edition, plus one percent (1%) in effect on the date of such payment. Notwithstanding anything to the contrary in this Agreement, Parent and the Company agree that each of the Company Termination Fee, the Parent Termination Fee and the Regulatory Termination Fee constitute liquidated damages that will compensate Parent or the

Company, as applicable, in the circumstances in which such fees are payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Mergers and the other transactions contemplated by this Agreement, which amounts would otherwise be impossible to calculate with precision. The parties hereto agree that this Agreement does not confer upon either Parent or the Company “a right or obligation with respect to” the Company Shares within the meaning of Section 1234A of the Code.

ARTICLE VIII

MISCELLANEOUS

SECTION 8.01 Non-Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (b) those contained in this Article VIII.

SECTION 8.02 Modification or Amendment. Subject to the requirements of applicable Law, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement by written agreement, executed and delivered by duly authorized officers of the respective parties. No modification or amendment will be made which, pursuant to applicable Law or the rules of the NYSE, requires further approval by the holders of Company Shares or the holders of the Parent Shares, as applicable, without such further approval being obtained.

SECTION 8.03 Waiver. Subject to the requirements of applicable Law, at any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document delivered pursuant hereto, or (c) waive compliance by the other parties with any of the agreements or conditions contained herein; provided, however, that neither Parent nor the Merger Subs may perform any of the actions set forth in the foregoing clauses (a), (b) or (c) with respect to the Merger Subs or Parent, respectively. No extension or waiver will be made which, pursuant to applicable Law or the rules of the NYSE, requires further approval by the holders of Company Shares or the holders of the Parent Shares, as applicable, without such further approval being obtained. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby and specifically referencing this Agreement. The failure of any party hereto to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

SECTION 8.04 No Other Representations or Warranties.

(a) Except for the representations and warranties set forth in Section 3.01, each of Parent and the Merger Subs acknowledges and agrees that (i) none of the Company, its Subsidiaries or any other Person makes any other express or implied representation or warranty in connection with the Mergers and the other transactions contemplated by this Agreement, (ii) it has relied solely on the representations and warranties of the Company expressly set forth in Section 3.01 and (iii) it has not been induced to enter into this Agreement by any representation, warranty or statement of or by the Company, any of its Subsidiaries or any other Person.

(b) Except for the representations and warranties set forth in Section 3.02, the Company acknowledges and agrees that (i) none of Parent, the Merger Subs, any of Parent’s other Subsidiaries or any other Person makes any other express or implied representation or warranty in connection with the Mergers and the other transactions contemplated by this Agreement, (ii) it has relied solely on the representations and warranties of Parent and each Merger Sub expressly set forth in Section 3.02 and (iii) it has not been induced to enter into this Agreement by any representation, warranty or statement of or by Parent, the Merger Subs, any of the other Subsidiaries of Parent or any other Person.

SECTION 8.05 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally, electronically mailed in portable document format (PDF) (with confirmation) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to the Company, to:

Dominion Energy, Inc.

600 East Canal St.

Richmond, Virginia 23219

Attention:	Regina J. Elbert, Senior Vice President and Chief Legal and Human Resources Officer
Email:	[______]

with a copy to (which shall not constitute notice):

McGuireWoods LLP

Gateway Plaza 800 East Canal Street

Richmond, Virginia 23219

Attention:	Joanne Katsantonis; Michael B. Woodard; Emilie J. McNally
Email:	[______]; [______]; [______]

if to Parent or the Merger Subs, to:

NextEra Energy, Inc.

700 Universe Blvd.

Juno Beach, Florida 33408

Attention:	Charles E. Sieving Executive Vice President, Chief Legal, Environmental and Federal Regulatory Affairs Officer
Email:	[______]

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP

609 Main Street

Houston, TX 77002

Attention: Andrew T. Calder, P.C.; David Feirstein, P.C.; Zach Savrick

Email: [______]; [______]; [______]

SECTION 8.06 Definitions. Capitalized terms used in this Agreement have the meanings specified in Exhibit A.

SECTION 8.07 Interpretation.

(a) When a reference is made in this Agreement to an Article, a Section or an Exhibit, such reference shall be to an Article or a Section of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(b) Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”. Whenever this Agreement contemplates any notice to, notification of, furnishing of information to, consent or waiver by or cooperation with, any “party” or “parties” hereto, Parent and each Merger Sub shall be treated as one party, such that no separate notification of, furnishing of information to, consent or waiver by, or cooperation with both Parent and each Merger Sub shall be required.

(c) When a reference is made in this Agreement, the Company Disclosure Letter or the Parent Disclosure Letter to information or documents being “provided”, “made available” or “disclosed” by a party hereto to another party, such information or documents shall include any information or documents (i) included in the SEC Reports of such disclosing party which are publicly available at least twenty-four (24) hours prior to the date of this Agreement, (ii) furnished prior to the execution of this Agreement in the electronic “data room” maintained by such disclosing party and to which access has been granted to the other party and its Representatives at least twenty-four (24) hours prior to the date of this Agreement, or (iii) otherwise provided in writing (including electronically) to the other party or any of its Representatives at least twenty-four (24) hours prior to the date of this Agreement.

(d) The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.

(e) Any agreement, instrument or statute defined or referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes, and all attachments thereto and instruments incorporated therein.

(f) References to a Person are also to its permitted successors and permitted assigns.

(g) Where this Agreement states that a party “shall”, “will” or “must” perform in some manner, it means that the party is legally obligated to do so under this Agreement.

(h) When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, (i) the date that is the reference date in calculating such period shall be excluded and (ii) if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day.

(i) Unless otherwise specifically indicated, any reference herein to $ means U.S. dollars.

(j) The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

SECTION 8.08 Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF)), and by the different parties hereto in separate counterparts, each of which when executed shall be deemed an original but all of which taken together shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

SECTION 8.09 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, other than (a) after the Effective Time, with respect to the provisions of Section 5.08 which shall inure to the benefit of the Indemnified Parties who are intended to be third-party beneficiaries thereof, (b) after the Effective Time, the rights of the holders of Company Shares to receive the Merger Consideration in accordance with the terms and conditions of this Agreement, and (c) after the Effective Time, the rights of the holders of Company Performance Share Awards, Company Deferred Units, Company RSAs and Company Deferred Units to receive the payments contemplated by the applicable provisions of Section 2.02, in each case, in accordance with the terms and conditions of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of such parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.03 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

SECTION 8.10 Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal Laws and judicial decisions of the State of Delaware applicable to agreements executed and performed entirely within such State, regardless of the Law that might otherwise govern under applicable principles of conflicts of law thereof, except that (a) matters related to the obligations of the Company Board under the VSCA and matters that are specifically required by the VSCA in connection with the Mergers and the other transactions contemplated by this Agreement shall be governed by the laws of the Commonwealth of Virginia and (b) matters related to the obligations of the Parent Board under the Florida Business Corporation Act (“FBCA”) and matters that are specifically required by the FBCA in connection with the Mergers and the other transactions contemplated by this Agreement shall be governed by the laws of the State of Florida.

SECTION 8.11 Entire Agreement; Assignment. This Agreement (including Exhibits hereto, the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto. Any purported assignment in contravention of this Agreement is and shall be null and void. Subject to the immediately preceding two sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

SECTION 8.12 Specific Enforcement; Consent to Jurisdiction.

(a) The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate the Mergers and the other transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties hereto acknowledge and agree that each party hereto shall be entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which it is entitled at law or in equity. Each of the parties hereto further agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (A) the other party has an adequate remedy at law or (B) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any party hereto seeking an Order to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such Order.

(b) Each of the parties hereto irrevocably (i) submits itself to the personal jurisdiction of the Court of Chancery of the State of Delaware and any appellate court therefrom, in connection with any claim or matter directly or indirectly based upon, arising out of or relating to this Agreement or any of the Mergers and the other transactions contemplated by this Agreement or the actions of Parent, the Merger Subs or the Company in the negotiation, administration, performance and enforcement of this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action relating to this Agreement or any of the Mergers and the other transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware and (iv) agrees that the service of any process, summons, notice or document through the notice procedures set forth in Section 8.05 or by U.S. registered mail to the respective addresses set forth in Section 8.05 shall be effective service of process for any Proceeding in connection with this Agreement or the Mergers and the other transactions contemplated by this Agreement. Each party hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Proceeding with respect to this Agreement, any claim that (A) it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 8.12(b), (B) it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), (C) the Proceeding in any such court is brought in an inconvenient forum, (D) the venue of such Proceeding is improper, or (E) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Furthermore, each of the Company, Parent and the Merger Subs irrevocably waives, to the fullest extent permitted by applicable Law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which any party is entitled pursuant to the final judgment of any court having jurisdiction. Each party hereto expressly acknowledges that the foregoing waiver is intended to be irrevocable under the Laws of the State of Delaware and of the United States of America; provided, however, that each such party’s consent to jurisdiction and service contained in this Section 8.12 is solely for the purpose referred to in this Section 8.12 and shall not be deemed to be a general submission to said courts or to courts in the State of Delaware other than for such purpose.

SECTION 8.13 WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE ACTIONS OF PARENT, THE MERGER SUBS OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT. EACH PARTY

HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.13.

SECTION 8.14 Severability. If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that the Mergers and the other transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

SECTION 8.15 Transfer Taxes. Except as provided in Section 2.03(b)(iv), all transfer, documentary, sales, use, stamp, registration and other Taxes and fees (including penalties and interest) incurred in connection with the Mergers shall be paid by Parent, the Surviving Corporation and the Surviving Entity when due.

SECTION 8.16 Disclosure Letters. Certain items and matters are listed in the Company Disclosure Letter and the Parent Disclosure Letter for informational purposes only and may not be required to be listed therein by the terms of this Agreement. In no event shall the listing of items or matters in the Company Disclosure Letter or the Parent Disclosure Letter be deemed or interpreted to broaden, or otherwise expand the scope of, the representations and warranties or covenants and agreements contained in this Agreement. No reference to, or disclosure of, any item or matter in any section of this Agreement or any section or subsection of the Company Disclosure Letter or the Parent Disclosure Letter shall be construed as an admission or indication that such item or matter is material or that such item or matter is required to be referred to or disclosed in this Agreement or in the Company Disclosure Letter or the Parent Disclosure Letter, as applicable. Without limiting the foregoing, no reference to, or disclosure of, a possible breach or violation of any Contract or Law in the Company Disclosure Letter or the Parent Disclosure Letter shall be construed as an admission or indication that a breach or violation exists or has actually occurred. Each section or subsection of the Company Disclosure Letter and the Parent Disclosure Letter, as the case may be, shall be deemed to qualify the corresponding section or subsection of this Agreement, irrespective of whether or not any particular section or subsection of this Agreement specifically refers to the Company Disclosure Letter or the Parent Disclosure Letter, as the case may be.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Company, Parent and each Merger Sub have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

Dominion Energy, Inc.

By:	/s/ Robert M. Blue
Name: Robert M. Blue
Title: Chair, President & Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

NextEra Energy, Inc.

By:	/s/ John W. Ketchum
Name: John W. Ketchum
Title: Chairman, President & Chief Executive Officer

WG Development Corp.

By:	/s/ Mark E. Hickson
Nam: Mark E. Hickson
Title: President

CS Holdco, LLC

By:	/s/ Mark E. Hickson
Name: Mark E. Hickson
Title: President

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

DEFINITIONS

(a) The following terms have the following meanings:

“Acceptable Company Confidentiality Agreement” means a confidentiality agreement with the Company having customary provisions that are not materially less favorable to the Company and not materially less restrictive on the Company’s counterparty than those contained in the Confidentiality Agreement (but, for the avoidance of doubt, such confidentiality agreement need not contain a “standstill” or similar obligation).

“Acceptable Parent Confidentiality Agreement” means a confidentiality agreement with Parent having customary provisions that are not materially less favorable to Parent and not materially less restrictive on Parent’s counterparty than those contained in the Confidentiality Agreement (but, for the avoidance of doubt, such confidentiality agreement need not contain a “standstill” or similar obligation).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. Notwithstanding anything to the contrary in this definition or this Agreement, XPLR Infrastructure, LP and its subsidiaries shall not be deemed to be Affiliates of Parent.

“Atomic Energy Act” means the Atomic Energy Act of 1954, as amended.

“Average Price” means the volume-weighted average price, rounded to four decimal places, of Parent Shares for the ten (10) consecutive trading days ending on and including the second (2nd) trading day prior to the Effective Time.

“Burdensome Condition” means any undertakings, terms, conditions, liabilities, obligations, commitments, sanctions or other measures (including any Remedial Action) that, individually or in the aggregate, would have or would reasonably be expected to have, a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, or of Parent and its Subsidiaries, taken as a whole; provided, however, that, for this purpose, Parent and its Subsidiaries, both before and after giving effect to the First Merger, shall be deemed to be a consolidated group of entities of the size and scale of a hypothetical company that is 100% of the size and scale of the Company and its Subsidiaries, taken as a whole as of immediately prior to the Effective Time; provided, further, that any undertakings, terms, conditions, liabilities, obligations, commitments, sanctions and other measures set forth in Section 5.16 and in Part A of Section 5.16 of the Parent Disclosure Letter shall not constitute or be taken into account in determining whether there has been, is or would reasonably expected to be, a Burdensome Condition.

“Business Day” means any day other than a Saturday or Sunday or a day on which banks in the City of New York are required or authorized to be closed.

Exhibit A-1

“Byproduct Material” means any radioactive material (except Special Nuclear Material) yielded in, or made radioactive by, exposure to radiation in the process of producing or utilizing Special Nuclear Material.

“Closing Share Count” means the sum of (a) the number of Company Shares issued and outstanding immediately prior to the Effective Time (including Company RSAs but excluding the Cancelled Shares) and (b) the number of Company Shares underlying (i) Company Performance Share Awards based upon the Subject Performance Level and (ii) Company Deferred Units.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commonly Controlled Entity” means, with respect to any Person, any other Person that, together with such first Person, is treated as a single employer under Section 414 of the Code.

“Company Acquisition Proposal” means any bona fide proposal or offer from any Person or group of Persons (other than Parent, the Merger Subs or their respective Affiliates) relating to (i) any acquisition or purchase directly or indirectly, in a single transaction or series of transactions, by such Person or group of Persons of a business or assets of the Company or its Subsidiaries that constitutes more than 20% of the consolidated revenues, net income or consolidated assets of the Company and its Subsidiaries, taken as a whole, or more than 20% of the total voting power of the equity securities of the Company, (ii) any tender offer or exchange offer that if consummated would result in such Person beneficially owning more than 20% of the total voting power of the equity securities of the Company or (iii) any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, joint venture, partnership, dissolution or similar transaction involving directly or indirectly, in a single transaction or series of transactions, the Company or any Subsidiary or Subsidiaries of the Company that if consummated would result in such Person or group of Persons acquiring a business or assets of the Company or its Subsidiaries that constitutes more than 20% of the consolidated revenues, net income or consolidated assets of the Company and its Subsidiaries, taken as a whole.

“Company Benefit Plan” means any (i) “employee benefit plan” (within the meaning of Section 3(3) of ERISA), (ii) bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy or arrangement (including the Company Equity Award Plans), (iii) severance, change in control, employment, consulting, retirement, retention or termination plan, program, agreement, policy or arrangement or (iv) other compensation or benefit plan, program, agreement, policy, practice, Contract, arrangement or other obligation, whether or not in writing and whether or not subject to ERISA, in each case, sponsored, maintained, contributed to or required to be maintained or contributed to by the Company or any of its Commonly Controlled Entities or with respect to which the Company or any of its Commonly Controlled Entities had or has any present or future liability, in any case other than any (A) “multiemployer plan” (within the meaning of Section 3(37) of ERISA) or (B) plan, program, policy or arrangement mandated by applicable Law.

“Company Disclosure Letter” means the confidential disclosure letter dated as of the date of this Agreement delivered by the Company to Parent and each Merger Sub.

Exhibit A-2

“Company Equity Award Plans” means the 2014 Incentive Compensation Plan, the 2024 Incentive Compensation Plan and the Non-Employee Directors Compensation Plan, each as amended and restated from time to time.

“Company Intervening Event” means any beneficial material event, development or change in circumstances that materially affects the business, assets or operations of the Company and its Subsidiaries, taken as a whole, that first becomes known to the Company Board after the date of this Agreement but before the Company Requisite Vote is obtained, to the extent that such event, development or change in circumstances was not reasonably foreseeable as of or prior to the date of this Agreement or which would not reasonably be expected to have become known after reasonable investigation or inquiry as of or prior to the date of this Agreement; provided, however, that in no event will (i) the receipt, existence or terms of a Company Acquisition Proposal or any matter relating thereto or consequence thereof, (ii) any action taken or omitted to be taken by any party pursuant to or in compliance with this Agreement, including any action taken or omitted to be taken or requirement imposed in connection with seeking any Regulatory Clearances, (iii) any changes in Law, legislative or political conditions or policy or practices of any Governmental Entity or the settlement, commencement or threat of any lawsuits, investigations, inquiries or Proceedings, (iv) changes in the market price or trading volume of the Company Shares or Parent Shares, or the credit rating of Company or Parent or any of their respective Subsidiaries, or the Company or Parent or any of their respective Subsidiaries meeting or exceeding internal or published projections, budgets, plans, forecasts or revenue, earnings or other financial performance predictions or results of operations for any period, (v) changes in general economic, business, financial, political, social or market conditions or in the energy markets or industry or in the financial, debt, capital, credit or securities markets generally in the United States or elsewhere in the world, including changes to interest rates, (vi) changes in general economic, business, financial, political, social or market conditions or changes in the electricity and natural gas industries or other commodities, (vii) changes in applicable accounting regulations or principles or interpretations thereof, (viii) an act of terrorism, sabotage, cyberattack, military action, hostilities or war (whether declared or not declared) or an outbreak, escalation or worsening thereof or any act of God, epidemic, outbreak of disease, earthquake, any weather-related or other force majeure event or other natural disaster or any national or international calamity or crisis or any escalation or worsening thereof, (ix) changes arising from or related to the announcement, execution or delivery of this Agreement or the public announcement or pendency of the Mergers or the other transactions contemplated by this Agreement, in each case, including any impact thereof on relationships, contractual or otherwise, with Governmental Entities or customers, suppliers, distributors, lenders, partners or employees of Company and its Subsidiaries, or (x) any event, development or change relating solely to Parent or its Affiliates, in each case, constitute a “Company Intervening Event” or contribute to or be taken into account, alone or in combination, in determining whether a Company Intervening Event has occurred or would reasonably be expected to result.

“Company Material Adverse Effect” means any Change that has a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following shall, either alone or in combination, constitute or contribute to a Company Material Adverse Effect: (i) Changes in the economy in the United States or elsewhere in the world, including as a result of changes in geopolitical conditions, (ii) Changes that affect any of the industries in which the Company or any

Exhibit A-3

of its Subsidiaries operate, (iii) Changes in the financial, debt, capital, credit or securities markets generally in the United States or elsewhere in the world, including changes in interest rates, (iv) any Change in the stock price, trading volume or credit rating of the Company or any of its Subsidiaries or any failure by the Company to meet published analyst estimates or expectations of its revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations for any period (it being understood that the Changes underlying any such Change or failure described in this clause (iv) to the extent not otherwise excluded from the definition of a “Company Material Adverse Effect” may be considered in determining whether there has been a Company Material Adverse Effect), (v) Changes in Law, legislative or political conditions or policy or practices of any Governmental Entity, (vi) Changes in applicable accounting regulations or principles or interpretations thereof, (vii) an act of terrorism, sabotage, cyberattack, military action, hostilities or war (whether declared or not declared) or an outbreak or escalation or worsening thereof or any act of God, epidemic, outbreak of disease, earthquake, any weather-related or other force majeure event or other natural disaster or any national or international calamity or crisis or any escalation or worsening thereof, (viii) the announcement, execution or delivery of this Agreement or the public announcement or pendency of the Mergers or the other transactions contemplated by this Agreement, in each case, including any impact thereof on relationships, contractual or otherwise, with Governmental Entities or customers, suppliers, distributors, lenders, partners or employees of the Company and its Subsidiaries, (ix) actions taken or requirements imposed by any Governmental Entities, in connection with obtaining the Regulatory Clearances, (x) any Shareholder Litigation or Changes with respect thereto and (xi) any Significant Project Adverse Effect; provided, further, that any Change set forth in the foregoing clauses (i), (ii), (iii), (v), (vi) or (vii), to the extent not otherwise excluded hereunder, may be taken into account in determining whether a Company Material Adverse Effect has occurred solely to the extent that such Change has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other Persons engaged in the relevant business affected by such Change.

“Company Material Contract” means any Contract required to be filed by a Reporting Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K promulgated by the SEC; provided, that solely for purposes of Section 3.01(h), the term “Company Material Contract” shall also include any Contract that requires the Company or any of its Subsidiaries to incur Indebtedness or to make payments or expenditures, of more than Two Billion Five Hundred Million Dollars ($2,500,000,000.00) in any one future fiscal year through fiscal year 2028, excluding (A) any Contracts that can be terminated for convenience on less than ninety (90) days’ notice without material payment or penalty and (B) (i) any Contracts for the purchase, sale or supply of natural gas capacity or commodities or fuel, electricity, capacity, environmental attributes (including renewable energy certificates, emissions allowances, carbon credits, and similar environmental commodities), tax credits (including production tax credits and investment tax credits, whether transferred, sold, or otherwise monetized), ancillary services or transmission rights, (ii) any demand response or tolling arrangements or agreements, power purchase agreements or interconnection agreements or (iii) any hedging, swap or other derivative arrangements relating to any of the foregoing products or services.

“Company Material Litigation Proceedings” means any Proceedings set forth on Section 1.01(b) of the Company Disclosure Letter or any settlement or stipulation in respect thereof.

Exhibit A-4

“Company Material Regulatory Proceedings” means any Proceedings set forth on Section 1.01(c) of the Company Disclosure Letter or any settlement or stipulation in respect thereof.

“Company Share” means a share of common stock, without par value, of the Company.

“Company Significant Subsidiaries” means (i) the significant subsidiaries (as defined in Rule 1-02(w) of Regulation S-X) of the Company, determined as of the fiscal year ended December 31, 2025 and (ii) the entities set forth on Section 1.01(a) of the Company Disclosure Letter.

“Company Superior Proposal” means an unsolicited bona fide written Company Acquisition Proposal relating to any direct or indirect acquisition or purchase of (i) assets that generate more than 50% of the consolidated revenues or net income of the Company and its Subsidiaries, taken as a whole, (ii) assets that constitute more than 50% of the consolidated assets of the Company and its Subsidiaries, taken as a whole or (iii) more than 50% of the total voting power of the equity securities of the Company, in each case, that the Company Board determines in good faith after consultation with the Company’s financial advisors and outside legal counsel is more favorable to the Company’s shareholders than the First Merger, taking into account the Person making the Company Acquisition Proposal and all legal, financial and regulatory aspects of the Company Acquisition Proposal (including the likelihood that such Company Acquisition Proposal would be consummated in accordance with its terms) and all other relevant circumstances.

“Company Tax Counsel” means McGuireWoods LLP.

“Consent” means any consent, clearance, approval, Order, authorization, waiver, license, notice filing, registration, declaration, action or non-action.

“Contract” means a contract, purchase order, license, sublicense, lease, sublease, option, warrant, guaranty, indenture, note, bond, mortgage or other legally binding agreement or instrument, whether written or unwritten.

“control” (including in the terms “controlling”, “controlled”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Data Privacy Legal Requirements” means with respect to any Person (i) all applicable requirements imposed by applicable Laws relating to (A) the security or privacy of information systems, networks, or data; (B) the use, collection, recording, storing, altering, retrieving, transferring, disclosing (whether authorized or unauthorized) or otherwise processing of data owned or used by such Person or its Subsidiaries; (C) the unauthorized access, acquisition, use, modification, disclosure or misuse of data; (D) the notification to affected parties, regulators, or credit reporting agencies as a result of any breach of systems, networks or data; or (E) any other cybersecurity or data privacy incident requiring reporting outside of such Person; (ii) all contractual standards, rules and requirements that the such Person or any of its Subsidiaries is or has been contractually obligated to comply with; and (iii) each published external or internal, past or present privacy policy or security policy of such Person or its Subsidiaries applicable to any

Exhibit A-5

information systems, networks, or data, including personal data and any published policy of such Person or its Subsidiaries relating to: (A) the privacy of any Person, (B) financial records or information pertaining to any Person, (C) the collection, storage, disclosure, transfer, disposal, other processing or security of any personal data, or (D) personally identifying information, sensitive customer information, financial records, security records and associated information, about Persons.

“Environmental Law” means any Law relating to pollution or protection of the environment or natural resources, including ambient air, soil, surface water or groundwater, sediment, flora and fauna, or, as it relates to the exposure to hazardous, deleterious or toxic materials, human health or safety.

“Equity Award Cash Distribution Right” means, with respect to a Parent RSU Conversion Award, Parent Restricted Stock Award, or Parent Deferred Unit (collectively, “Parent Conversion Awards”), the right to receive an amount in cash equal to (a) the number of Parent Shares subject to such Parent Conversion Award, divided by (b) the Equity Award Exchange Ratio, multiplied by (c) the Per Share Cash Amount. Each Equity Award Cash Distribution Right shall be subject to the same vesting, payment, and forfeiture terms as the Parent Conversion Award to which such Equity Award Cash Distribution Right relates.

“Equity Award Exchange Ratio” means the Per Share Stock Amount.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Order” means any Order enacted, entered or promulgated by any Governmental Entity, other than a federal Governmental Entity or any other matters set forth on Section 5.02(c) of the Parent Disclosure Letter, that restrains, enjoins, prevents or otherwise prohibits the consummation of the First Merger or makes the consummation of the First Merger illegal and which is not with respect to a Regulatory Clearance and which is not primarily caused by Parent’s breach of this Agreement.

“Good Utility Practice” means (i) any of the practices, methods and acts engaged in or approved by a significant portion of the electric or natural gas utility industries, as applicable, during the relevant time period or (ii) any of the practices, methods or acts that, in the exercise of reasonable, good faith judgment in light of the facts known at the time the decision was made, would have been expected to accomplish the desired result at a reasonable cost consistent with good business practices, reliability, safety and expedition; provided that Good Utility Practice is not intended to be limited to optimum practices, methods or acts to the exclusion of all others but rather to be acceptable practices, methods or acts generally accepted in the geographic location of the performance of such practice, method or act.

“Governmental Entity” means any federal, state, local, or non-United States government, any court or tribunal, any administrative, regulatory (including any stock exchange) or other governmental or quasi-competent jurisdiction. governmental agency, commission, branch or authority or other governmental entity or body, in each case, of competent jurisdiction.

Exhibit A-6

“Hazardous Materials” means any substance, waste or material defined or regulated as hazardous, acutely hazardous or toxic or that could reasonably be expected to result in liability under any applicable Environmental Law currently in effect, including petroleum, petroleum products, High-Level Waste, Spent Nuclear Fuel, by-products and distillates, pesticides, dioxin, polychlorinated biphenyls, mold, biological hazards, asbestos and asbestos-containing materials.

“High-Level Waste” means (i) irradiated nuclear reactor fuel, (ii) liquid wastes resulting from the operation of the first cycle solvent extraction system, or its equivalent, and the concentrated wastes from subsequent extraction cycles, or their equivalent, in a facility for reprocessing irradiated reactor fuel and (iii) solids into which such liquid wastes have been converted.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Intellectual Property” means all intellectual property and proprietary rights, and applications with respect thereto, including (i) patents and patent applications, (ii) trademarks, service marks, trade dress, logos, Internet domain names, trade names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (iii) copyrights and rights under copyrights, whether registered or unregistered, and any registrations and applications for registration thereof, (iv) trade secrets and other rights in know-how and confidential or proprietary information, including any technical data, specifications, techniques, inventions and discoveries, in each case, to the extent that it qualifies as a trade secret under applicable Law and (v) all other intellectual property rights recognized by applicable Law.

“IT Systems” means all computer systems, computer programs, networks, hardware, software, software engines, electronic databases and websites used to process, store, maintain and operate data, information and control systems owned, used or provided by the Company.

“Knowledge” means (i) with respect to the Company, the actual knowledge, after reasonable inquiry, of any of the Persons set forth in Section 8.06(a) of the Company Disclosure Letter and their successors and (ii) with respect to Parent, the actual knowledge, after reasonable inquiry, of any of the Persons set forth in Section 8.06 of the Parent Disclosure Letter and their successors.

“Law” means any federal, state, local or non-United States law (including common law), statute, regulation, rule, ordinance, Order or decree of any Governmental Entity.

“Material Litigation Proceedings” means the Company Material Litigation Proceedings and the Parent Material Litigation Proceedings.

“Material Regulatory Proceedings” means the Company Material Regulatory Proceedings and the Parent Material Regulatory Proceedings.

“Notes Indebtedness” means the Indebtedness set forth on Section 5.09(a) of the Company Disclosure Letter.

Exhibit A-7

“NYSE” means the New York Stock Exchange.

“Parent Acquisition Proposal” means any bona fide proposal or offer from any Person or group of Persons (other than the Company and its Affiliates) relating to (i) any acquisition or purchase directly or indirectly, in a single transaction or series of transactions, by such Person or group of Persons of a business or assets for Parent or its Subsidiaries that constitutes more than 20% of the consolidated revenues, net income or consolidated assets of Parent and its Subsidiaries, taken as a whole, or more than 20% of the total voting power of the equity securities of Parent, (ii) any tender offer or exchange offer that if consummated would result in such Person or groups of Persons beneficially owning more than 20% of the total voting power of the equity securities of Parent or (iii) any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, joint venture, partnership, dissolution or similar transaction involving directly or indirectly, in a single transaction or series of transactions, Parent or any Subsidiary or Subsidiaries of Parent that if consummated would result in such Person or group of Persons acquiring a business or assets of Parent or its Subsidiaries that constitutes more than 20% of the consolidated revenues, net income or consolidated assets of Parent and its Subsidiaries, taken as a whole.

“Parent Benefit Plan” means any (i) “employee benefit plan” (within the meaning of Section 3(3) of ERISA), (ii) bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy or arrangement, (iii) severance, change in control, employment, consulting, retirement, retention or termination plan, program, agreement, policy or arrangement or (iv) other compensation or benefit plan, program, agreement, policy, practice, Contract, arrangement or other obligation, whether or not in writing and whether or not subject to ERISA, in each case, sponsored, maintained, contributed to or required to be maintained or contributed to by Parent or any of its Commonly Controlled Entities or with respect to which Parent or any of its Commonly Controlled Entities had or has any present or future liability, in any case other than any (A) “multiemployer plan” (within the meaning of Section 3(37) of ERISA) or (B) plan, program, policy or arrangement mandated by applicable Law.

“Parent Disclosure Letter” means the confidential disclosure letter dated as of the date of this Agreement delivered by Parent to the Company.

“Parent Intervening Event” means any beneficial material event, development or change in circumstances that materially affects the business, assets or operations of Parent and its Subsidiaries, taken as a whole, that first becomes known to the Parent Board after the date of this Agreement but before the Parent Shareholder Approval is obtained, to the extent that such event, development or change in circumstances was not reasonably foreseeable as of or prior to the date of this Agreement or which would not reasonably be expected to have become known after reasonable investigation or inquiry as of or prior to the date of this Agreement; provided, however, that in no event will (i) the receipt, existence or terms of a Parent Acquisition Proposal or any matter relating thereto or consequence thereof, (ii) any action taken or omitted to be taken by any party pursuant to or in compliance with this Agreement, including any action taken or omitted to be taken or requirement imposed in connection with seeking any Regulatory Clearances, (iii) any changes in Law, legislative or political conditions or policy or practices of any Governmental Entity or the settlement, commencement or threat of any lawsuits, investigations, inquiries or Proceedings, (iv) changes in the market price or trading volume of the Company Shares or Parent

Exhibit A-8

Shares, or the credit rating of Company or Parent or any of their respective Subsidiaries, or the Company or Parent or any of their respective Subsidiaries meeting or exceeding internal or published projections, budgets, plans, forecasts or revenue, earnings or other financial performance predictions or results of operations for any period, (v) changes in general economic, business, financial, political, social or market conditions or in the energy markets or industry or in the financial, debt, capital, credit or securities markets generally in the United States or elsewhere in the world, including changes to interest rates, (vi) changes in general economic, business, financial, political, social or market conditions or changes in the electricity and natural gas industries or other commodities, (vii) changes in applicable accounting regulations or principles or interpretations thereof, (viii) an act of terrorism, sabotage, cyberattack, military action, hostilities or war (whether declared or not declared) or an outbreak, escalation or worsening thereof or any act of God, epidemic, outbreak of disease, earthquake, any weather-related or other force majeure event or other natural disaster or any national or international calamity or crisis or any escalation or worsening thereof, (ix) changes arising from or related to the announcement, execution or delivery of this Agreement or the public announcement or pendency of the Mergers or the other transactions contemplated by this Agreement, in each case, including any impact thereof on relationships, contractual or otherwise, with Governmental Entities or customers, suppliers, distributors, lenders, partners or employees of Parent and its Subsidiaries, or (x) any event, development or change relating solely to the Company or its Affiliates, in each case, constitute a “Parent Intervening Event” or contribute to or be taken into account, alone or in combination, in determining whether a Parent Intervening Event has occurred or would reasonably be expected to result.

“Parent Material Adverse Effect” means any Change that has a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that none of the following shall, either alone or in combination, constitute or contribute to a Parent Material Adverse Effect: (i) Changes in the economy in the United States or elsewhere in the world, including as a result of changes in geopolitical conditions, (ii) Changes that affect any of the industries in which Parent or any of its Subsidiaries operate, (iii) Changes in the financial, debt, capital, credit or securities markets generally in the United States or elsewhere in the world, including changes in interest rates, (iv) any Change in the stock price, trading volume or credit rating of Parent or any of its Subsidiaries or any failure by Parent to meet published analyst estimates or expectations of its revenue, earnings or other financial performance or results of operations for any period, or any failure by Parent to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations for any period (it being understood that the Changes underlying any such Change or failure described in this clause (iv) to the extent not otherwise excluded from the definition of a “Parent Material Adverse Effect” may be considered in determining whether there has been a Parent Material Adverse Effect), (v) Changes in Law, legislative or political conditions or policy or practices of any Governmental Entity, (vi) Changes in applicable accounting regulations or principles or interpretations thereof, (vii) an act of terrorism, sabotage, cyberattack, military action, hostilities or war (whether declared or not declared) or an outbreak or escalation or worsening thereof or any act of God, epidemic, outbreak of disease, earthquake, any weather-related or other force majeure event or other natural disaster or any national or international calamity or crisis or any escalation or worsening thereof, (viii) the announcement, execution or delivery of this Agreement or the public announcement or pendency of the Mergers or the other transactions contemplated by this Agreement, in each case,

Exhibit A-9

including any impact thereof on relationships, contractual or otherwise, with Governmental Entities or customers, suppliers, distributors, lenders, partners or employees of Parent and its Subsidiaries, (ix) actions taken or requirements imposed by any Governmental Entities, in connection with obtaining the Regulatory Clearances and (x) any Shareholder Litigation or Changes with respect thereto provided, further, that any Change set forth in the foregoing clauses (i), (ii), (iii), (v), (vi) or (vii), to the extent not otherwise excluded hereunder, may be taken into account in determining whether a Parent Material Adverse Effect has occurred solely to the extent that such Change has a disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, as compared to other Persons engaged in the relevant business affected by such Change.

“Parent Material Contract” means any Contract required to be filed as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K promulgated by the SEC.

“Parent Material Litigation Proceedings” means the Proceedings set forth on Section 1.01(d) of the Parent Disclosure Letter or any settlement or stipulation in respect thereof.

“Parent Material Regulatory Proceedings” means the Proceedings set forth on Section 1.01(e) of the Parent Disclosure Letter or any settlement or stipulation in respect thereof.

“Parent Restricted Stock Award” means an award of restricted Parent Shares.

“Parent Share” means a share of common stock, par value $0.01 per share, of Parent.

“Parent Superior Proposal” means an unsolicited bona fide written Parent Acquisition Proposal relating to any direct or indirect acquisition or purchase of (i) assets that generate more than 50% of the consolidated revenues or net income of Parent and its Subsidiaries, taken as a whole, (ii) assets that constitute more than 50% of the consolidated assets of Parent and its Subsidiaries, taken as a whole or (iii) more than 50% of the total voting power of the equity securities of Parent, in each case, that the Parent Board determines in good faith after consultation with Parent’s financial advisors and outside legal counsel is more favorable to Parent’s shareholders than the First Merger, taking into account the Person making the Parent Acquisition Proposal and all legal, financial and regulatory aspects of the Parent Acquisition Proposal (including the likelihood that such Parent Acquisition Proposal would be consummated in accordance with its terms) and all other relevant circumstances. For the avoidance of doubt any such acquisition or purchase shall not constitute a Parent Superior Proposal, if the shareholders of Parent immediately prior to the consummation of such transaction would hold, directly or indirectly, more than fifty percent (50%) of the capital stock or other equity ownership interests in the combined entity following the consummation of such transaction.

“Parent Tax Counsel” means Kirkland & Ellis LLP.

“Per Share Cash Amount” means an amount equal to $360,000,000 divided by the Closing Share Count.

Exhibit A-10

“Permitted Liens” means, with respect to any Person, (i) mechanics’, materialmen’s, carriers’, workmen’s, repairmen’s, vendors’, operators’ or other like Liens, if any, that do not materially detract from the value of or materially interfere with the use of any of the assets of such Person and its Subsidiaries as currently conducted, (ii) Liens arising under original purchase price conditional sales Contracts and equipment leases with third parties entered into in the ordinary course of business, (iii) title defects or Liens (other than those constituting Liens for the payment of Indebtedness), if any, that do not or would not, individually or in the aggregate, impair in any material respect the use or occupancy of the assets of such Person and its Subsidiaries, taken as a whole, (iv) Liens for Taxes that are not yet due or payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been maintained in accordance with GAAP, (v) Liens supporting surety bonds, performance bonds and similar obligations issued in connection with the businesses of such Person and its Subsidiaries, (vi) Liens not created by such Person or its Subsidiaries that affect the underlying fee interest of a Company Leased Real Property, (vii) Liens that are disclosed on the most recent consolidated balance sheet of such Person included in its SEC Reports or notes thereto or securing liabilities reflected on such balance sheet, (viii) Liens arising under or pursuant to the organizational documents of such Person or any of its Subsidiaries, (ix) grants to others of rights-of-way, surface leases or crossing rights and amendments, modifications, and releases of rights-of-way, surface leases or crossing rights in the ordinary course of business, (x) with respect to rights-of-way, restrictions on the exercise of any of the rights under a granting instrument that are set forth therein or in another executed agreement, that is of public record or to which such Person or any of its Subsidiaries otherwise has access, between the parties thereto, (xi) Liens which an accurate up-to-date survey would show, (xii) Liens resulting from any facts or circumstances relating to, if such Person is the Company, Parent, the Merger Subs or any of their Affiliates or, if such Person is Parent or the Merger Subs, the Company or any of its Affiliates and (xiii) Liens that do not and would not reasonably be expected to materially impair the continued use of a Company Owned Real Property or a Company Leased Real Property as currently operated.

“Person” means an individual, corporation (including not-for-profit), Governmental Entity, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, unincorporated organization, other entity of any kind or nature or group (as defined in Section 13(d)(3) of the Exchange Act).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the United States Securities and Exchange Commission.

“SEC Reports” means all forms, statements, certifications, reports and other documents a Person is required or otherwise obligated to file or furnish with the SEC, including (i) those filed or furnished subsequent to the date of this Agreement and (ii) all exhibits and other information incorporated therein and all amendments and supplements thereto.

“Securities Act” means the Securities Act of 1933, as amended.

“Significant Project Adverse Effect” shall have the meaning assigned to such term in Section 8.06(b) of the Company Disclosure Letter.

Exhibit A-11

“Source Material” means (i) uranium or thorium, or any combination thereof, in any physical or chemical form or (ii) ores that contain by weight one-twentieth of one percent (0.05%) or more of (A) uranium, (B) thorium or (C) any combination thereof.

“Special Nuclear Material” means plutonium, uranium-233, uranium enriched in the isotope-233 or in the isotope-235, and any other material that the NRC determines to be “Special Nuclear Material.” Special Nuclear Material also refers to any material artificially enriched by any of the foregoing materials or isotopes. Special Nuclear Material does not include Source Material.

“Spent Nuclear Fuel” means fuel that has been withdrawn from a nuclear reactor following irradiation, and has not been chemically separated into its constituent elements by reprocessing. Spent Nuclear Fuel includes Special Nuclear Material, Byproduct Material, Source Material and other radioactive materials associated with nuclear fuel assemblies.

“Subsidiary” means, with respect to any Person, (i) any other Person (other than a partnership, joint venture or limited liability company) of which 50% or more of the total voting power of shares of stock or other equity interests entitled to vote in the election of directors, managers or trustees is at the time of determination owned or controlled, directly or indirectly, by such first Person and (ii) any partnership, joint venture or limited liability company of which (A) 50% or more of the capital accounts, distribution rights, total equity or voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person, whether in the form of membership, general, special or limited partnership interests or otherwise or (B) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity. Notwithstanding anything to the contrary in this definition or this Agreement, XPLR Infrastructure, LP and its subsidiaries shall not be deemed to be Subsidiaries of Parent.

“Tax Return” means any return, declaration, report, election, claim for refund or information return or any other statement or form filed or required to be filed with any Governmental Entity relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means all forms of taxes, fees or duties or any similar charges imposed by any Governmental Entity, or required by any Governmental Entity to be reported, collected or withheld, together with any related interest, penalties and any other additional amounts in respect of or related to tax.

“VSCA” means the Virginia Stock Corporation Act, as amended.

“Willful Breach” means, with respect to any breach or failure to perform any of the covenants or other agreements contained in this Agreement, a breach that is a consequence of an act or failure to act undertaken by the breaching party with actual knowledge that such party’s act or failure to act would result in or constitute a breach of this Agreement. For the avoidance of doubt, the failure of a party hereto to consummate the Closing when required pursuant to Section 1.02, or, on the Closing Date, cause the Effective Time to occur pursuant to Section 1.03, shall be a Willful Breach of this Agreement.

Exhibit A-12

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

Agreement	Preamble
Applicable Company SEC Reports	3.01(e)(i)
Applicable Parent SEC Reports	3.02(e)(i)
Articles of First Merger	1.03
Articles of Second Merger	1.03
BOEM	3.01(q)(i)
Book-Entry Share	2.01(a)
Cancelled Shares	2.01(b)
Certificate	2.01(a)
Changes	3.01(f)(i)
Closing	1.02
Closing Date	1.02
Company	Preamble
Company Adverse Recommendation Change	4.02(e)
Company Alternative Acquisition Agreement	4.02(e)
Company Articles of Incorporation	3.01(a)
Company Board	Recitals
Company Board Recommendation	3.01(d)(i)
Company Bylaws	3.01(a)
Company Deferred Unit	2.02(c)
Company Employees	5.06(a)
Company Financing Plan	4.01(a)(ii)
Company Leased Real Property	3.01(o)(i)
Company Non-Union Employees	5.06(a)
Company Notice of Recommendation Change	4.02(f)
Company Organizational Documents	3.01(a)
Company Owned Real Property	3.01(o)(ii)
Company Performance Share Award	2.02(a)
Company Real Property Lease	3.01(o)(i)
Company Regulatory Clearances	3.01(d)(iii)
Company Requisite Vote	3.01(r)
Company RSA	2.02(b)
Company Shareholders Meeting	5.01(f)
Company Termination Fee	7.02(b)
Confidentiality Agreement	5.03(b)
Consent Solicitations	5.09(a)
Continuation Period	5.06(a)
Converted Parent Awards	2.02(e)
D&O Insurance	5.08(c)
DERI Notes	5.21(b)
DOE	3.01(q)(i)
DOT	3.01(q)(i)

Exhibit A-13

DTC	2.03(b)(iii)
Effective Time	1.03
Exchange Agent	2.03(a)
Exchange Fund	2.03(a)
Existing Loan Consent	5.09(d)
Existing Loan Lenders	5.09(d)
Existing Loan Notice	5.09(d)
FBCA	8.10
FCC	3.01(d)(iii)
Federal Remedial Order	5.02(e)
FERC	3.01(d)(iii)
First Merger	Recitals
First Plan of Merger	Recitals
Form S-4	5.01(a)
GAAP	3.01(e)(ii)
Indebtedness	4.01(a)(viii)
Indemnified Parties	5.08(a)
Intended Tax Treatment	Recitals
Joint Proxy Statement/Prospectus	5.01(a)
Liens	3.01(b)
LLC Sub	Preamble
Maximum Annual Premium	5.08(c)
Merger Consideration	2.01(a)
Merger Sub Corp	Preamble
Merger Subs	Preamble
Mergers	Recitals
NCUC	3.01(d)(iii)
NERC	3.01(q)(i)
NRC	3.01(d)(iii)
Orders	6.01(b)
Parent	Preamble
Parent Adverse Recommendation Change	4.03(e)
Parent Alternative Acquisition Agreement	4.03(e)
Parent Board	Recitals
Parent Board Recommendation	3.02(d)(i)
Parent Bonus Goals	5.06(d)
Parent Deferred Unit	2.02(c)
Parent Financing Plan	4.01(b)(ii)
Parent Leased Real Property	3.01(o)(i)
Parent Notice of Recommendation Change	4.03(f)
Parent Organizational Documents	3.02(a)
Parent Owned Real Property	3.02(o)(ii)
Parent Preferred Stock	3.02(c)(i)
Parent Real Property Lease	3.01(o)(i)
Parent Regulatory Clearances	3.02(d)(iii)
Parent RSU Conversion Award	2.02(a)

Exhibit A-14

Parent Share Issuance	Recitals
Parent Shareholder Approval	3.02(r)
Parent Shareholders Meeting	5.01(i)
Parent Termination Fee	7.02(d)
PBGC	3.01(k)(iv)
Per Share Stock Amount	2.01(a)
Permits	3.01(i)
PHMSA	3.01(q)(i)
Plans of Merger	Recitals
Proceeding	3.01(g)
Qualified Plan	3.01(k)(ii)
Regulatory Clearances	3.02(d)(iii)
Regulatory Termination Fee	7.02(c)
Remedial Action	5.02(d)
Remedial Order Notice	5.02(e)
Reporting Company	3.01
Representatives	4.02(a)
Rights-of-Way	3.01(o)(iii)
SCPSC	3.01(d)(iii)
Second Effective Time	1.03
Second Merger	Recitals
Second Plan of Merger	Recitals
Series C Preferred	3.01(c)
Shareholder Litigation	5.17
Subject Performance Level	2.02(a)
Surviving Corporation	1.01
Surviving Entity	1.01
Takeover Statutes	3.01(u)
Termination Date	7.01(b)(i)
VLLCA	1.01
Voting Company Debt	3.01(c)(ii)
Voting Parent Debt	3.02(c)(ii)
VSCC	3.01(d)(iii)

Exhibit A-15

Exhibit 99.1

NextEra Energy and Dominion Energy to Combine, Creating the World’s Largest Regulated Electric Utility Business and North America’s Premier Energy Infrastructure Platform Benefiting Customers

•

Creates the world’s largest regulated electric utility business by market capitalization and one of the world’s largest energy infrastructure companies with an unmatched operating platform benefiting customers

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Combined company’s customers will benefit over time from its enhanced scale in operations, procurement, construction and financing, enabling it to more cost-effectively meet increased electric demand for approximately 10 million customer accounts

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Driving affordability through proposed $2.25 billion in bill credits spread over two years post-close for Dominion Energy’s customers in Virginia, North Carolina and South Carolina and enhanced operating and capital efficiency over the long term

•	Companies to maintain dual headquarters in Florida and Virginia and operational headquarters in South Carolina, while providing robust employee protections and enhanced charitable giving

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NextEra Energy expected to improve its existing credit rating thresholds, while Dominion Energy and Dominion Energy Virginia expected to benefit from improved ratings and related reductions in financing costs, further helping keep customer bills more affordable

•	All-stock transaction is expected to be tax-free to shareholders and immediately accretive at closing to adjusted earnings per share

•	Combined company operations will be more than 80% regulated with a focus on four of the fastest-growing states in the country, supporting expected 11% annual growth in regulatory capital employed

•	The combined company will benefit from the industry’s most diversified growth platform, driving 9%+ adjusted earnings per share growth expectations through 2032

JUNO BEACH, Fla. and RICHMOND, Va., May 18, 2026 — NextEra Energy, Inc. (NYSE: NEE) and Dominion Energy, Inc. (NYSE: D) today announced that they have entered into a definitive agreement to combine in an all-stock transaction.

Dominion Energy shareholders will receive a fixed exchange ratio of 0.8138 shares of NextEra Energy for each share of Dominion Energy they own at the close of the transaction, resulting in NextEra Energy and Dominion Energy shareholders owning approximately 74.5% and 25.5% of the combined company, respectively.

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The combination will create the world’s largest regulated electric utility business, fortified by North America’s premier energy infrastructure platform and developer. The combined company will be more than 80% regulated, serve approximately 10 million utility customer accounts across Florida, Virginia, North Carolina and South Carolina and own 110 gigawatts (GW) of generation across a broad mix of energy sources. The combined company will drive affordability in the long term by leveraging scale and operating and capital efficiencies as the company makes smart investments on behalf of its customers to meet growing power demand. Additionally, the combined company is proposing $2.25 billion in bill credits for Dominion Energy’s customers in Virginia, North Carolina and South Carolina spread over two years post-close.

With growth drivers evenly balanced between regulated and long-term contracted businesses and more than 130 GW of large-load opportunities in its pipeline, the combined company will have a broader opportunity set, more ways to grow and the scale, balance sheet and best-in-class operating, supply chain, construction and technology capabilities to deliver the generation, transmission and grid investments needed to serve customers, support economic growth and cost-effectively meet surging power demand while keeping bills affordable.

The transaction is structured as a 100% stock-for-stock transaction and is expected to be tax-free to shareholders. The combined company will operate under the NextEra Energy name and trade on the New York Stock Exchange under the ticker symbol NEE. It will have a significant local presence, with dual headquarters in Juno Beach, Florida, and Richmond, Virginia, and Dominion Energy South Carolina’s existing operational headquarters in Cayce, South Carolina. Dominion Energy’s utility companies will continue to operate as Dominion Energy Virginia, Dominion Energy North Carolina and Dominion Energy South Carolina. John Ketchum will serve as chairman and chief executive officer (CEO) of the combined company, and Robert Blue will serve as president and CEO of regulated utilities and as a member of the board of directors. Edward Baine will be president and CEO of Dominion Energy Virginia, Keller Kissam will be president and CEO of Dominion Energy South Carolina and Scott Bores will be president and CEO of Florida Power & Light Company.

A word from John Ketchum, chairman, president and CEO of NextEra Energy:

“This is a historic moment for our two companies and for the states we are privileged to serve. Electricity demand is rising faster than it has in decades. Projects are getting larger and more complex. Customers need affordable and reliable power now, not years from now. We are bringing NextEra Energy and Dominion Energy together because scale matters more than ever— not for the sake of size, but because scale translates into capital and operating efficiencies. It enables us to buy, build, finance and operate more efficiently, which translates into more affordable electricity for our customers in the long run.

“The Dominion Energy name isn’t changing, nor is how we operate locally, serve our customers or engage with the community. The same leaders and the same teams customers know and trust will continue serving Virginia, North Carolina and South Carolina. Both companies put our customers and teams first, as well as the communities we serve.

“By uniting two industry leaders with 238 years of collective experience, this combination creates a stronger company for customers and a stronger long-term value proposition for shareholders. Customers will benefit from $2.25 billion in bill credits and over time from the scale, operating and capital efficiencies this combination unlocks. They will also benefit from the shared expertise and best practices of America’s leading regulated utilities, laser-focused on low customer bills, customer service, storm resiliency and reliability, making the customer experience seamless in the near term and best in class over time. Shareholders will benefit from a broader regulated growth runway, a larger opportunity set and a more diversified platform. This is a unique situation where we believe one plus one equals three. We are confident that our customers, the communities we serve, our shareholders and our industry-leading teams will all benefit from this combination.”

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A word from Robert Blue, chair, president and CEO of Dominion Energy:

“Dominion Energy and NextEra Energy share a deep commitment to delivering reliable and affordable energy and to the customers and communities we are honored to serve. This combination brings together two strong operating platforms and creates an even stronger energy partner for Virginia, North Carolina, South Carolina and Florida, with the scale and balance sheet to deliver the generation, transmission and grid investments our customers and economies need.

“Most importantly, this combination is built around our customers. The bill credits we are committing to, the continued investments in generation, reliability and storm resiliency and our commitments to retain our team and dual headquarters in Juno Beach and Richmond, as well as Dominion Energy South Carolina’s existing operational headquarters in Cayce, reflect the values that have always defined Dominion Energy. We are excited to bring these great companies together and to write the next chapter in every community we serve.”

Strategic rationale

The combination brings together two complementary industry-leading companies and four high-quality regulated platforms that have virtually no operational overlap, creating an even stronger customer value proposition, a broader growth platform and a larger, more diversified opportunity set for shareholders.

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America’s leading regulated utility platform. Approximately 10 million utility customer accounts across four high-growth states with constructive regulatory environments and diversified growth coming from every sector

•

Combination of best-in-class operations and development capabilities with increased scale creating an unmatched platform to cost-effectively meet the country’s need for power. Scale will enable the combined company to buy, build, finance and operate more efficiently, which translates into real savings for customers over time

•	World-class supply chain. Robust and wide-ranging supply chain with unmatched buying power

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Industry leader in data and analytics. Unparalleled data and data analytics capabilities to build the right projects, at the right time, in the right locations using AI to drive efficiencies in development, construction and operations

•

Growth anchored by the nation’s largest regulated capital plan. Combined rate base of $138 billion expected to grow at approximately 11% through 2032 by investing smartly and efficiently for the benefit of customers

•	Unmatched diversification and leading large-load opportunity. More than 15 ways to grow, anchored by a more than 130-GW large-load pipeline

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An industry leader in nearly every category. No. 1 in the world in renewables and battery storage, No. 1 in the U.S. in gas generation, No. 2 in the U.S. in nuclear generation, No. 1 in the U.S. in total generation, generation built, annual CapEx, rate base and market capitalization

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Commitments to customers, communities and employees

•	Offering $2.25 billion in bill credits for Dominion customers in Virginia, North Carolina and South Carolina spread over two years post-close

•

Enhanced charitable giving, including a $10 million increase annually for five years; in addition, continued commitment to low-income customer assistance across Virginia, North Carolina and South Carolina

•

Significant local presence and employee continuity, including retaining dual headquarters in Juno Beach and Richmond, as well as Dominion Energy South Carolina’s existing operational headquarters in Cayce, utility names that remain in place and employment commitments to Dominion Energy’s approximately 15,000 current employees, including current compensation and benefits

•	Enhanced capability to invest in reliability, resiliency and storm response by leveraging the combined company’s industry-leading best practices

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Enhanced capability to support local economic growth as the company builds the generation, transmission and grid infrastructure needed to meet demand, power local economies and create jobs by supporting economic development and attracting new investment to the states the combined company will serve

•	Large load to pay their fair share for generation through large-load tariffs

Shareholder benefits

•

Expected to be immediately accretive to adjusted earnings per share at closing, with approximately 9%+ adjusted earnings per share growth expected through 2032 and a 9%+ target through 2035, all off NextEra Energy’s 2025 base expectations

•

Industry-leading growth expectations supported by highly diversified platform through a broader regulated growth runway, more ways to deploy capital and greater access to large-load and infrastructure opportunities

•	Anchored by a more than 80% regulated business mix, with approximately 11% regulatory capital employed growth across four fast-growing states with constructive regulatory environments

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Enhanced combined credit profile, resulting in improved credit metric downgrade thresholds at NextEra Energy and upgraded ratings at Dominion Energy and Dominion Energy Virginia, which are expected to lower financing costs over time

•

Attractive annual dividend growth policy of 6% through 2028, resulting in an expected dividend payout ratio below 55% by 2030. In addition, Dominion Energy shareholders to continue to receive Dominion’s current quarterly dividend through close plus a one-time cash payment of $360 million at close

•	Tax-efficient, all-stock transaction expected to enable Dominion Energy shareholders to participate in the expected upside of the combined company without an immediate tax liability

Governance and structure

John Ketchum will serve as chairman and CEO of the combined company. Robert Blue will serve as president and CEO of regulated utilities and as a member of the board of directors. The combined company’s board of directors will include 10 directors from NextEra Energy and four from Dominion Energy, with the composition to be detailed in the joint proxy statement to be filed with the Securities and Exchange Commission. The combined company will operate under the NextEra Energy name and will trade on the New York Stock Exchange under the ticker symbol NEE.

Approvals and timeline

The transaction has been unanimously approved by the boards of directors of both companies. The transaction is expected to close in 12 to 18 months, subject to customary closing conditions and approvals by the shareholders of NextEra Energy and Dominion Energy, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, approval by the Federal Energy Regulatory Commission under Section 203 of the Federal Power Act and approval by the Nuclear Regulatory Commission. The companies will also file for review and approval from the Virginia State Corporation Commission, the North Carolina Utilities Commission and the Public Service Commission of South Carolina.

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Transaction terms

Under terms of the agreement, Dominion Energy shareholders will receive a fixed exchange ratio of 0.8138 shares of NextEra Energy for each share of Dominion Energy they own at the close of the transaction. In addition, Dominion Energy shareholders will continue to receive Dominion’s current quarterly dividend through closing plus a one-time cash payment of $360 million (which is taxable and is distributed equally across all outstanding Dominion Energy shares) at closing. Thereafter, Dominion Energy will participate in NextEra Energy’s pro forma dividend growth policy. NextEra Energy shareholders will continue to own the same number of shares of the combined company that they hold of NextEra Energy immediately prior to the closing of the transaction. Upon completion of the merger, NextEra Energy shareholders will own approximately 74.5% and Dominion Energy shareholders will own approximately 25.5% of the combined company.

Legal and financial advisors

Kirkland & Ellis LLP served as legal counsel, and Lazard acted as lead financial advisor, with BofA and Wells Fargo also serving as financial advisors, to NextEra Energy. McGuire Woods LLP served as legal counsel, and Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC acted as co-financial advisors, to Dominion Energy.

Conference call and webcast

NextEra Energy and Dominion Energy will host a joint investor conference call today at 9 a.m. ET to discuss the announcement. Domestic callers should dial 1-800-579-2568. International callers should dial 1-785-424-1222. The passcode for the conference call is 13785. Participants should dial in 10 to 15 minutes before the scheduled start time. Investor presentation materials and a live webcast of the conference call are available at investor.nexteraenergy.com and investors.dominionenergy.com. A replay of the conference call will be available beginning at about 12 p.m. ET on May 18 and will stay available until May 25. Domestic callers may access the recording by dialing 1-800-938-2298. International callers should dial 1-402-220-1124. The passcode for the replay is 13785.

About NextEra Energy, Inc.

NextEra Energy, Inc. (NYSE: NEE) is the largest electric power and energy infrastructure company in North America and is a leading provider of electricity to American homes and businesses. Headquartered in Juno Beach, Florida, NextEra Energy is a Fortune 200 company that owns Florida Power & Light Company, America’s largest electric utility, which provides reliable electricity to approximately 12 million people across Florida. NextEra Energy also owns the largest energy infrastructure development company in the U.S., NextEra Energy Resources, LLC. NextEra Energy and its affiliated entities are meeting America’s growing energy needs with a diverse mix of energy sources, including natural gas, nuclear, renewable energy and battery storage. For more information about NextEra Energy companies, visit these websites: www.NextEraEnergy.com, www.FPL.com, www.NextEraEnergyResources.com.

About Dominion Energy

Dominion Energy (NYSE: D), headquartered in Richmond, Va., provides regulated electricity service to 3.6 million homes and businesses in Virginia, North Carolina, and South Carolina, and regulated natural gas service to 500,000 customers in South Carolina. The company is one of the nation’s leading developers and operators of regulated offshore wind and solar power and the largest producer of carbon-free electricity in New England. The company’s mission is to provide the reliable, affordable, and increasingly clean energy that powers its customers every day. Please visit DominionEnergy.com to learn more.

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Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included or incorporated by reference in this communication, including, among other things, statements regarding the proposed business combination transaction between NextEra Energy, Inc., a Florida Corporation (“NextEra Energy”), and Dominion Energy, Inc., a Virginia Corporation (“Dominion Energy”), and future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the proposed transactions, the anticipated impact of the proposed transactions on the combined company’s business and future financial and operating results, the anticipated closing date for the proposed transactions and other aspects of NextEra Energy’s or Dominion Energy’s operations or operating results are forward-looking statements. Words and phrases such as “ambition,” “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions or events can be used to identify forward-looking statements. Where, in any forward-looking statement, NextEra Energy or Dominion Energy expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. Any forward-looking statement is not a guarantee of future performance, outcomes or results and is subject to numerous risks, uncertainties and other factors, many of which are beyond NextEra Energy’s or Dominion Energy’s control, that could cause actual performance, outcomes or results to differ materially from what is expressed or implied in the forward-looking statement.

These factors include a failure by NextEra Energy to successfully integrate Dominion Energy’s businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits of the proposed transactions may not be fully realized or may take longer to realize than expected; each party’s ability to obtain the approval of its shareholders required to consummate the proposed transactions and the timing of the closing of the proposed transactions, including the risk that the conditions to closing are not satisfied on a timely basis or at all or the failure of the transactions to close for any other reason or to close on the anticipated terms, including with the anticipated tax treatment; the risk that any governmental or regulatory approval, consent or authorization that may be required for the proposed transactions is not obtained, is delayed or is obtained subject to conditions that are not anticipated or that cause the termination of the merger agreement and abandonment of the transactions; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement by either party; the risk that certain provisions in the merger agreement or the pendency of the transactions may impact either party’s ability to pursue certain business opportunities or strategic transactions; unanticipated difficulties, liabilities or expenditures relating to the transactions, including the impact of potential litigation relating to the transactions; the effect of the announcement, pendency or completion of the proposed transactions on the parties’ business relationships and business operations generally, including the parties’ relationship with regulators, suppliers, vendors and customers; the effect of the announcement or pendency of the proposed transactions on the parties’ common stock prices and uncertainty as to the long-

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term value of either party’s common stock; risks that the proposed transactions disrupt either party’s current plans and operations, including due to the diversion of the attention of management from ordinary course business operations, and potential difficulties in hiring or retaining employees as a result of the proposed transactions; any rating agency actions; and the impact of the announcement or pendency of the proposed transactions on either party’s ability to access capital, including the short- and long-term debt markets, on a timely and affordable basis; general worldwide economic conditions and related uncertainties; the effect and timing of changes in laws or in governmental regulations (including environmental); fluctuations in trading prices of securities of NextEra Energy and in the financial results of NextEra Energy or Dominion Energy; and the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity or gas. The registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) will describe additional risks in connection with the proposed transactions. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and joint proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to NextEra Energy’s and Dominion Energy’s respective periodic reports and other filings with the SEC, including the risk factors contained in NextEra Energy’s and Dominion Energy’s most recently filed Annual Reports on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q.

Any forward-looking statements included in this communication represent current expectations and are inherently uncertain and are made only as of the date hereof (or, if applicable, the dates indicated in such statement). Except as required by law, neither NextEra Energy nor Dominion Energy undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transactions and Where to Find It

In connection with the proposed transactions, NextEra Energy intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of NextEra Energy and Dominion Energy that also constitutes a prospectus of NextEra Energy. Each of NextEra Energy and Dominion Energy may also file other relevant documents with the SEC regarding the proposed transactions. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that NextEra Energy or Dominion Energy may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of NextEra Energy and Dominion Energy. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT NEXTERA ENERGY, DOMINION ENERGY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

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Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when available) and other documents containing important information about NextEra Energy, Dominion Energy and the proposed transactions, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by NextEra Energy will be available free of charge on NextEra Energy’s website at http://www.investor.nexteraenergy.com/ or by contacting NextEra Energy’s Investor Relations Department by email at investors@nexteraenergy.com or by phone at (800) 222-4511. Copies of the documents filed with the SEC by Dominion Energy will be available free of charge on Dominion Energy’s website at http://investors.dominionenergy.com or by contacting Dominion Energy’s Investor Relations Department by email at investor.relations@dominionenergy.com or by phone at (804) 819-2438.

Participants in the Solicitation

NextEra Energy, Dominion Energy and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about the directors and executive officers of NextEra Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) NextEra Energy’s proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on April 1, 2026, including under the headings “Proposal 1: Election as directors of the nominees specified in this proxy statement,” “Director Compensation,” “Executive Compensation,” and “Common Stock Ownership of Certain Beneficial Owners and Management” (ii) NextEra Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 13, 2026, including under the heading “Item 1. Business—Information About Our Executive Officers” and (iii) to the extent certain holdings of NextEra Energy securities by its directors or executive officers have changed since the amounts set forth in NextEra Energy’s proxy statement for its 2026 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

Information about the directors and executive officers of Dominion Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) Dominion Energy’s proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on March 19, 2026, including under the headings “Item 1: Election of Directors – Director Nominees,” “Compensation of Non-Employee Directors,” “Executive Compensation” and “Security Ownership of Certain Beneficial Owners and Management,” (ii) Dominion Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 23, 2026, including under the heading “Information about our Executive Officers,” and (iii) to the extent certain holdings of Dominion Energy securities by its directors or executive officers have changed since the amounts set forth in Dominion Energy’s proxy statement for its 2026 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

8

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by NextEra Energy and Dominion Energy will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by NextEra Energy and Dominion Energy will be available free of charge through the sources indicated above.

###

Media and Investor Contacts

NextEra Energy media contact: (561) 694-4442, media.relations@nexteraenergy.com

NextEra Energy investor relations contact: Mark Eidelman, (561) 694-4697, investors@nexteraenergy.com

Dominion Energy media contact: Ryan Frazier, (804) 836-2083, C.Ryan.Frazier@dominionenergy.com

Dominion Energy investor relations contact: David McFarland, (804) 819-2438, David.M.McFarland@dominionenergy.com

9

Exhibit 99.2

Richmond, VA

Miami, FL

Charleston, SC

Outer Banks, NC

NEXTera ENERGY + Dominion Energy

May 18, 2026

Exhibit 99.2 Richmond, VA Jupiter, FL Miami, FL + Charleston, SC Forming America’s leading utility business and energy infrastructure company To reliably and affordably meet America’s historic power demand Outer Banks, NC May 18, 2026

TEXT LEVELS Remove bullet on Level to create header text. Cautionary Information Use the TAB key to move text to the next text level. Use SHIFT key + TAB key to move text up to the previous text level. Or use the Increase / Decrease This communication includes “forward-looking believed to be reasonable at the time such forward- party; the risk that certain provisions in the merger and market prices for electricity or gas. The registration List Level on the Home Tab to statements” within the meaning of the safe harbor looking statement is made. Any forward-looking statement agreement or the pendency of the transactions may statement on Form S-4 and joint proxy move down or up between the provisions of the Private Securities Litigation Reform Act is not a guarantee of future performance, outcomes or impact either party’s ability to pursue certain business statement/prospectus that will be filed with the Securities text levels. of 1995. All statements other than statements of historical results and is subject to numerous risks, uncertainties and opportunities or strategic transactions; unanticipated and Exchange Commission (“SEC”) will describe fact included or incorporated by reference in this other factors, many of which are beyond NextEra difficulties, liabilities or expenditures relating to the additional risks in connection with the proposed Level 1: Keep bold and communication, including, among other things, Energy’s or Dominion Energy’s control, that could cause transactions, including the impact of potential litigation transactions. While the list of factors presented here is, remove bullet to make a statements regarding the proposed business combination actual performance, outcomes or results to differ relating to the transactions; the effect of the and the list of factors to be presented in the registration paragraph transaction between NextEra Energy, Inc., a Florida materially from what is expressed or implied in the announcement, pendency or completion of the proposed statement on Form S-4 and joint proxy • Level 2: Bulleted Corporation (“NextEra Energy”), and Dominion Energy, forward-looking statement. transactions on the parties’ business relationships and statement/prospectus are considered representative, no paragraph text Inc., a Virginia Corporation (“Dominion Energy”), and These factors include a failure by NextEra Energy to business operations generally, including the parties’ such list should be considered to be a complete – Level 3: Bulleted future events, plans and anticipated results of operations, successfully integrate Dominion Energy’s businesses and relationship with regulators, suppliers, vendors and statement of all potential risks and uncertainties. For paragraph text business strategies, the anticipated benefits of the technologies, which may result in the combined company customers; the effect of the announcement or pendency additional information about other factors that could proposed transactions, the anticipated impact of the not operating as effectively and efficiently as expected; of the proposed transactions on the parties’ common cause actual results to differ materially from those proposed transactions on the combined company’s the risk that the expected benefits of the proposed stock prices and uncertainty as to the long-term value of described in the forward-looking statements, please refer business and future financial and operating results, the transactions may not be fully realized or may take longer either party’s common stock; risks that the proposed to NextEra Energy’s and Dominion Energy’s respective ALL WHITE BACKGROUND anticipated closing date for the proposed transactions to realize than expected; each party’s ability to obtain the transactions disrupt either party’s current plans and periodic reports and other filings with the SEC, including To change the background to all and other aspects of NextEra Energy’s or Dominion approval of its shareholders required to consummate the operations, including due to the diversion of the attention the risk factors contained in NextEra Energy’s and white, right-click outside the Energy’s operations or operating results are forward- proposed transactions and the timing of the closing of the of management from ordinary course business Dominion Energy’s most recently filed Annual Reports on slide, and choose FORMAT looking statements. Words and phrases such as proposed transactions, including the risk that the operations, and potential difficulties in hiring or retaining Form 10-K and subsequently filed Quarterly Reports on BACKGRUND and change “ambition,” “anticipate,” “estimate,” “believe,” “budget,” conditions to closing are not satisfied on a timely basis or employees as a result of the proposed transactions; any Form 10-Q. background color to white. “continue,” “could,” “intend,” “may,” “plan,” “potential,” at all or the failure of the transactions to close for any rating agency actions; and the impact of the Any forward-looking statements included in this “predict,” “seek,” “should,” “will,” “would,” “expect,” other reason or to close on the anticipated terms, announcement or pendency of the proposed transactions communication represent current expectations and are “objective,” “projection,” “forecast,” “goal,” “guidance,” including with the anticipated tax treatment; the risk that on either party’s ability to access capital, including the inherently uncertain and are made only as of the date “outlook,” “effort,” “target,” the negative of such terms or any governmental or regulatory approval, consent or short- and long-term debt markets, on a timely and hereof (or, if applicable, the dates indicated in such other variations thereof and words and terms of similar authorization that may be required for the proposed affordable basis; general worldwide economic conditions statement). Except as required by law, neither NextEra substance used in connection with any discussion of transactions is not obtained, is delayed or is obtained and related uncertainties; the effect and timing of Energy nor Dominion Energy undertakes or assumes any future plans, actions or events can be used to identify subject to conditions that are not anticipated or that changes in laws or in governmental regulations (including obligation to update any forward-looking statements, forward-looking statements. Where, in any forward- cause the termination of the merger agreement and environmental); fluctuations in trading prices of securities whether as a result of new information or to reflect looking statement, NextEra Energy or Dominion Energy abandonment of the transactions; the occurrence of any of NextEra Energy and in the financial results of NextEra subsequent events or circumstances or otherwise. expresses an expectation or belief as to future results, event, change or other circumstance that could give rise Energy or Dominion Energy; and the timing and extent of This is not an offer or solicitation. For additional such expectation or belief is expressed in good faith and to the termination of the merger agreement by either changes in interest rates, commodity prices and demand information, please reference slides 51-52 NextEra Energy + Dominion Energy 2

Today's Participants

John Ketchum
Chairman, President and CEO
NextEra Energy

Robert Blue
Chair, President and CEO
Dominion Energy

Mike Dunne
Chief Financial Officer
NextEra Energy

Steven Ridge
Chief Financial Officer
Dominion Energy

NextEra Energy + Dominion Energy | 3

Today’s Participants John Ketchum Robert Blue Mike Dunne Steven Ridge Chairman, President Chair, President Chief Financial Officer Chief Financial Officer and CEO and CEO NextEra Energy Dominion Energy NextEra Energy Dominion Energy NextEra Energy + Dominion Energy 3

ALL WHITE BACKGROUND To change the background to all white, right-click outside the slide, and choose FORMAT BACKGRUND and change background color to white- Agenda 1 Forming the Industry Leader 2 Good for Our Customers Good for Our Team and the Communities We Serve 3 4 Good for Shareholders 5 Path to Close Key Takeaways 6 NextEra Energy + Dominion Energy 4 4

1 Forming the Industry Leader NextEra Energy + Dominion Energy 5

U.S. Electricity Demand[1,2,3]
Thousand TWh

+60%
~6x increase in growth rate
+10%
3.9
4.0
4.0
3.9
4.3
5.1
5.8
6.4
6.9
2005A
2010A
2015A
2020A
2025E
2030E
2035E
2040E
2045E
Historical electricity demand
Incremental demand to 2025

To serve customers affordably and reliably, a company must be able to:

NextEra Energy + Dominion Energy | 6

Power demand is expected to grow six times faster over the next 20 years 1,2,3 U.S. Electricity Demand To serve customers Thousand TWh +60% affordably and reliably, a ~6x increase in company must be able to: growth rate 6.9 6.4 Buy More Efficiently 5.8 5.1 Build More Efficiently +10% 4.3 4.0 3.9 4.0 3.9 Finance More Efficiently Operate More Efficiently 2005A 2010A 2015A 2020A 2025E 2030E 2035E 2040E 2045E Historical electricity demand Incremental demand to 2025 1. Source: ISO/RTO Forecasts, NERC ES&D, Utility IRPs, ICF 2. Historical demand represents data from NERC ES&D from 2000 to 2023, 2024 represents forecast from NERC ES&D 3. Q1 2025 represents ICF’s demand for 2025; Q4 2025 represents ICF’s demand projects from 2030–2045 NextEra Energy + Dominion Energy 6

NextEra Energy[1]

- **~$249 B** market cap[2]
- **~$420 B** enterprise value[2]
- **~10 MM** utility customers
- **49 states**
- **~110 GW** in operations[3]
- **~90–95%** regulated and long-term contracted[4]
- **A-/Baa1/A-** rated[5]
- **~$138 B** regulated rate base[6]
- **~32.6 K** employees[7]

Regulated

FPL – Florida Power & Light Company	Dominion Energy – Virginia
NextEra Energy Transmission – Electric Transmission	Dominion Energy – North Carolina
NextEra Energy Pipeline Services – Gas Transmission	Dominion Energy – South Carolina

Long-term contracted generation and storage[8]

NextEra Energy Resources – NextEra Energy Resources	Dominion Energy – Contracted Energy

NextEra Energy + Dominion Energy | 7

Combining NextEra Energy and Dominion Energy would create America’s leading utility business and energy infrastructure company Regulated 1 Florida Power & Virginia 2 Light Company ~$249 B market cap 2 ~$420 B enterprise value Electric Transmission ~10 MM utility customers North Carolina 49 states 3 ~110 GW in operations Gas Transmission South Carolina ~90–95% regulated and 4 long-term contracted 5 A-/Baa1/A- rated 8 Long-term contracted generation and storage 6 ~$138 B regulated rate base 7 ~32.6 K employees NextEra Energy Contracted To reliably and affordably meet Resources Energy America’s historic power demand 1. Represents the new combined company which would operate under the NextEra Energy name and trade under the ticker symbol NEE 2. Combined NextEra Energy and Dominion Energy metrics are as of May 15, 2026 3. Florida Power & Light, NextEra Energy Resources and Dominion Energy portfolio as of December 31, 2025; includes NextEra Energy and Dominion’s ownership share of partially owned assets 4. Pro forma NextEra Energy expected to have 80% regulated and ~90–95% regulated and long-term contracted business mix under credit rating agency methodology 5. Pro forma NextEra Energy expected to maintain its current credit rating 6. As of December 31, 2025; includes regulated and invested capital at NextEra Energy and Dominion Energy, including electric and gas transmission 7. As of December 31, 2025 8. Includes Customer Supply at NextEra Energy Resources and Dominion Energy’s Contracted Energy assets including Millstone NextEra Energy + Dominion Energy 7

The combination would create the number one utility company in nearly every category

NextEra Energy + Dominion Energy

Regulated utilities in four high growth states

Richmond, Virginia
Dual Headquarters
Cayce, South Carolina
Operational Headquarters
Juno Beach, Florida
Dual Headquarters

A leader in nearly every category

Total generation	No. 1
Renewables generation	No. 1
Gas generation	No. 1
Nuclear generation	No. 2
Battery storage	No. 1
Generation built	No. 1
Annual CapEx	No. 1
Rate base	No. 1
Market capitalization[2]	No. 1

NextEra Energy + Dominion Energy | 8

TEXT LEVELS Remove bullet on Level to create header text. The combination would create Use the TAB key to move text to the next text level. Use SHIFT key + TAB key to the number one utility company move text up to the previous text + level. in nearly every category Or use the Increase / Decrease List Level on the Home Tab to move down or up between the text levels. Regulated utilities in four high growth states A leader in nearly every category Level 1: Keep bold and remove bullet to make a paragraph Richmond, Virginia • Level 2: Bulleted paragraph text Dual Headquarters Total generation No. 1 – Level 3: Bulleted paragraph text No. 1 Renewables generation No. 1 Gas generation ALL WHITE BACKGROUND Cayce, South Carolina No. 2 Nuclear generation To change the background to all white, right-click outside the Operational Headquarters slide, and choose FORMAT No. 1 Battery storage BACKGRUND and change background color to white. No. 1 Generation built No. 1 Annual CapEx Juno Beach, Florida Dual Headquarters No. 1 Rate base 2 No. 1 Market capitalization The combined company expects 1 ~11% regulatory capital employed growth 1. From 2025–2032; includes Dominion Energy, Florida Power & Light and NextEra Energy electric and gas transmission regulatory capital employed and invested capital NextEra Energy + Dominion Energy 8 2. Source: FactSet, data as of May 15, 2026, compared vs S&P500 utilities index

TEXT LEVELS Remove bullet on Level to create header text. Combined company would maintain continuity in leadership, board Use the TAB key to move text to the next text level. Use SHIFT key + TAB key to representation and headquarters move text up to the previous text level. Or use the Increase / Decrease List Level on the Home Tab to Transaction Structure • Tax free, all-stock merger move down or up between the text levels. • Dominion Energy shareholders to receive 0.8138 shares of NextEra Energy for each outstanding share of Dominion Energy Level 1: Keep bold and remove bullet to make a paragraph • NextEra Energy shareholders: 74.5% Pro Forma Ownership • Level 2: Bulleted • Dominion Energy shareholders: 25.5% paragraph text – Level 3: Bulleted paragraph text Leadership • John Ketchum, CEO of combined company • Robert Blue, NextEra Energy President and CEO of Regulated Utilities • Edward Baine, President and CEO of Dominion Energy VA/NC ALL WHITE BACKGROUND • Keller Kissam, President and CEO of Dominion Energy SC To change the background to all • Scott Bores, President and CEO of Florida Power & Light white, right-click outside the slide, and choose FORMAT background and change background color to white. Board composition • 14-member Board of Directors • 10 NextEra Energy; 4 Dominion Energy • John Ketchum (Chairman of NextEra Energy) to be Chairman of the Board of the combined company • Robert Blue (Chair of Dominion Energy) to serve on the Board of the combined company • Dual headquarters in Juno Beach, FL and Richmond, VA with continued operational headquarters in Cayce, SC Headquarters and Name • Dominion Energy VA/NC and Dominion Energy SC retain names • NextEra Energy, Inc. remains holding company name NextEra Energy + Dominion Energy 9

TEXT LEVELS Remove bullet on Level to create header text. The combined company would be committed to its customers, employees and Use the TAB key to move text to the next text level. Use SHIFT key + TAB key to communities move text up to the previous text level. Or use the Increase / Decrease List Level on the Home Tab to move down or up between the text levels. Customers • ~$2.25 B total proposed bill credits allocated over first two years post-close • 79% Virginia Level 1: Keep bold and • 17% South Carolina remove bullet to make a paragraph • 3% North Carolina • Level 2: Bulleted • Upgraded credit profile and increased financial resiliency benefit customers paragraph text • Top tier customer service scores – Level 3: Bulleted • Leadership continuity paragraph text • 18 months job protection post-close for Dominion Energy employees Employees ALL WHITE BACKGROUND • 24 months compensation and benefits protection post-close for Dominion Energy employees To change the background to all • Enhanced career opportunities as part of the largest utility and third largest energy infrastructure company in white, right-click outside the the country slide, and choose FORMAT background and change • Strong union relationships background color to white. • Increased charitable giving by $10 MM/year for 5 years shared among Virginia, South Carolina and North Communities Carolina • Complementary focus on volunteerism and community service 1 The transaction is expected to close in 12-18 months 1. Subject to customary closing conditions, approval from shareholders of NextEra Energy and Dominion Energy, federal and state regulatory approvals; see timeline to close section for additional NextEra Energy + Dominion Energy 10 details on regulatory approvals

TEXT LEVELS Remove bullet on Level to create header text. The combined company would have one of the highest Adjusted EPS growth Use the TAB key to move text to the next text level. Use SHIFT key + TAB key to rate expectations and one of the strongest balance sheets in the industry move text up to the previous text level. Or use the Increase / Decrease List Level on the Home Tab to move down or up between the Adjusted EPS and cash 1 • Expect 9%+ CAGR through 2032 off 2025 adjusted EPS text levels. 1 flow growth rate • Targeting 9%+ CAGR through 2035 off 2025 adjusted EPS 2 Level 1: Keep bold and • Operating Cash Flow growth expected to be at or above adjusted EPS growth rate range remove bullet to make a paragraph 3 • Level 2: Bulleted • Maintain NextEra Energy’s existing dividend policy post closing Dividend policy paragraph text • Dominion Energy shareholders to receive a one time $360 MM cash payment (which is taxable and is distributed – Level 3: Bulleted equally across all outstanding Dominion Energy shares) at closing paragraph text 4 • Dominion Energy will maintain current dividend policy/guidance prior to closing ALL WHITE BACKGROUND 5 • Increased regulated business mix from 70% to 80% Credit To change the background to all 5 • Increased regulated and long-term contracted business mix from 90% to 90–95% white, right-click outside the • Improved downgrade thresholds expected from each of the agencies for NextEra Energy with S&P at 17% from slide, and choose FORMAT background and change 6 18%, Moody’s at 16% from 17%, and Fitch at 4.5x from 4.3x background color to white. 7 8 • Upgraded credit ratings expected for Dominion Energy VA/NC and Dominion Energy • Reaffirmed ratings and stable outlook expected for NextEra Energy, NextEra Energy Capital Holdings and FPL 6 MM customers The transaction is expected to be immediately accretive to NextEra Energy’s adjusted EPS at closing 1. 2025 adjusted EPS of $3.71 2. Through 2032, off a 2025 pro forma base of $17.9 B 3. 6% per year growth from NextEra Energy standalone year-end 2026 expectations through 2028; dividend declarations are subject to the discretion of the board of directors of NextEra Energy 4. Dividend declarations are subject to discretion of board of directors of Dominion Energy 5. Based on business mix methodology used by the credit rating agencies 6. Downgrade thresholds noted are based on the S&P, Moody’s, and Fitch metrics for Funds From Operations/Debt, Cash Flow from Operations before Working Capital/Debt, and Debt/(Funds From Operations + Interest), respectively 7. At closing, Dominion Energy VA/NC is expected to receive a one-notch rating upgrade at S&P 8. As a beneficiary of a full and unconditional NextEra Energy parent guarantee of its debt, Dominion Energy is expected to be upgraded to NextEra Energy’s issuer credit ratings NextEra Energy + Dominion Energy 11

Diversification
- Four constructive rate-regulated jurisdictions
- ~80% regulated / 90–95% regulated and long-term contracted[2]
- 15+ ways to grow

Power demand growth
- Combined large-load customer pipeline of 130+ GW
- Robust residential/retail customer protections
- Service territories experiencing population and economic growth

NextEra Energy + Dominion Energy | 12

TEXT LEVELS Remove bullet on Level to create header text. The combined company would have unmatched scale, capabilities and Use the TAB key to move text to the next text level. Use SHIFT key + TAB key to opportunities move text up to the previous text level. Or use the Increase / Decrease List Level on the Home Tab to • Largest utility and third largest energy infrastructure company in the country move down or up between the Scale text levels. 1 • Represents ~18% of the holdings of the S&P Utilities Index Level 1: Keep bold and remove bullet to make a paragraph • Four constructive rate-regulated jurisdictions • Level 2: Bulleted 2 • ~80% regulated / 90–95% regulated and long-term contracted paragraph text Diversification – Level 3: Bulleted • 15+ ways to grow paragraph text • Combined large-load customer pipeline of 130+ GW Power demand ALL WHITE BACKGROUND • Robust residential/retail customer protections To change the background to all growth white, right-click outside the • Service territories experiencing population and economic growth slide, and choose FORMAT background and change background color to white. • Rapidly deploying AI to drive efficiency • Unparalleled data and data analytics capabilities Innovation • Accelerating real-time technology deployment across operations • Best-in-class shareholder value proposition Total shareholder return • One of the highest target total shareholder returns in the industry 1. Market data as of May 15, 2026 2. Based on business mix methodology used by the credit rating agencies NextEra Energy + Dominion Energy 12

S&P 500 Energy and Utilities Sector Enterprise Value[1]
$ B
709
425
420
309
297
188
183
167
127
123
117
114
111
XOM
CVX
Pro Forma
NEE
SHEL
DUK
SO
COP
WMB
AEP
CEG
MPC
D

1. Source: FactSet, data as of May 15, 2026

NextEra Energy + Dominion Energy | 13

TEXT LEVELS Remove bullet on Level to create header text. The combined company would be the largest power company and third largest Use the TAB key to move text to the next text level. Use SHIFT key + TAB key to company in the energy sector in the United States move text up to the previous text level. Or use the Increase / Decrease List Level on the Home Tab to move down or up between the 1 S&P 500 Energy and Utilities Sector Enterprise Value text levels. $ B Level 1: Keep bold and 709 remove bullet to make a paragraph • Level 2: Bulleted paragraph text – Level 3: Bulleted paragraph text 425 420 309 297 ALL WHITE BACKGROUND To change the background to all 188 183 white, right-click outside the 167 slide, and choose FORMAT 127 123 117 114 111 BACKGRUND and change background color to white. XOM CVX Pro Forma NEE SHEL DUK SO COP WMB AEP CEG MPC D The combined company would provide unmatched scale and experience to support America’s power needs NextEra Energy + Dominion Energy 13 1. Source: FactSet, data as of May 15, 2026

Virginia

- **2x** growth in electricity sales vs. nat'l avg.[2]
- **#1** global market for data center capacity[3]
- **Top 5** states for business[4]

North Carolina

- **2x** population growth vs. nat'l avg. last three years[5]
- **3x** population growth vs. nat'l avg. next three years[5]
- **20% higher** GDP growth vs. nat'l avg. last three years

South Carolina

- **2x** population growth vs. nat'l avg. last three years[5]
- **4x** population growth vs. nat'l avg. next three years[5]
- **40% higher** GDP growth vs. nat'l avg. last three years

Florida

- **$1.8 T** GDP[4] - 15th largest economy in the world
- **#1** income migration[6]
- **Top 3** states for business[4]

NextEra Energy + Dominion Energy | 14

TEXT LEVELS Remove bullet on Level to create header text. The combined company would serve four of America’s fastest growing states Use the TAB key to move text to the next text level. 1 Use SHIFT key + TAB key to with total annual GDP of ~$4.0 T move text up to the previous text level. Or use the Increase / Decrease List Level on the Home Tab to move down or up between the text levels. Level 1: Keep bold and remove bullet to make a Virginia Florida paragraph South Carolina North Carolina • Level 2: Bulleted paragraph text – Level 3: Bulleted 4 paragraph text $1.8 T GDP - 15th largest 2x growth in electricity 2x population growth vs. 2x population growth vs. 2 5 5 economy in the world sales vs. nat’l avg. nat’l avg. last three years nat’l avg. last three years ALL WHITE BACKGROUND #1 global market for data 3x population growth vs. 4x population growth vs. 6 To change the background to all #1 income migration 3 5 5 white, right-click outside the center capacity nat’l avg. next three years nat’l avg. next three years slide, and choose FORMAT BACKGRUND and change background color to white. 20% higher GDP growth vs. 40% higher GDP growth vs. 4 4 Top 5 states for business Top 3 states for business nat’l avg. last three years nat’l avg. last three years The combined company’s scale and expertise in providing reliable and affordable power would support economic development in each of the four states 1. Source: Bureau of Economic Analysis 2. EIA 2021–2024 3. Cushman and Wakefield Americas Data Center Update H2 2025 4. CNBC’s “Top States for Business” 2021–2025 5. S&P Global as of April 15, 2026 NextEra Energy + Dominion Energy 14 6. Florida Chamber of Commerce

2 Good for Our Customers NextEra Energy + Dominion Energy 15

$2.25 billion

total bill credits proposed for Dominion Energy customers[1]

~79% Virginia

~17% South Carolina

~3% North Carolina

NextEra Energy and Dominion Energy put customers first

- Low rates
- High reliability
- All forms of energy solutions
- Outstanding customer service
- Large load pays their fair share
- Committed to the communities we serve

1. Paid over 24 months post close

NextEra Energy + Dominion Energy | 16

TEXT LEVELS Remove bullet on Level to create header text. NextEra Energy and Dominion Energy put Use the TAB key to move text to the next text level. customers first Use SHIFT key + TAB key to move text up to the previous text level. + Or use the Increase / Decrease List Level on the Home Tab to move down or up between the text levels. Level 1: Keep bold and remove bullet to make a paragraph • Level 2: Bulleted paragraph text Low rates High reliability All forms of – Level 3: Bulleted $2.25 billion paragraph text energy solutions total bill credits proposed for Dominion 1 Energy customers ~79% Virginia ~17% South Carolina ~3% North Carolina Outstanding Committed to the Large load pays customer service communities we serve their fair share 1. Paid over 24 months post close NextEra Energy + Dominion Energy 16

- Supply Chain
- Engineering & Construction
- Technology
- Customer Relationships
- Artificial Intelligence
- Talent, Culture & Experience
- Remote Operations
- Operating Scale
- Land Position
- Development Expertise
- Transmission
- Market Knowledge
- Data, Analytics & Innovation
- Balance Sheet Strength

NEXTera ENERGY
Dominion Energy

NextEra Energy + Dominion Energy | 17

TEXT LEVELS Remove bullet on Level to create header text. The combined company’s shared common platform would benefit customers Use the TAB key to move text to the next text level. Use SHIFT key + TAB key to move text up to the previous text level. Or use the Increase / Decrease List Level on the Home Tab to move down or up between the text levels. Level 1: Keep bold and remove bullet to make a paragraph Supply Engineering & Technology Customer Artificial Talent, Culture • Level 2: Bulleted Chain Construction Relationships Intelligence & Experience paragraph text – Level 3: Bulleted paragraph text Remote Operating ALL WHITE BACKGROUND Operations Scale To change the background to all white, right-click outside the slide, and choose FORMAT BACKGRUND and change background color to white. Land Development Transmission Market Data, Analytics Balance Sheet Position Expertise Knowledge & Innovation Strength NextEra Energy + Dominion Energy 17

Power Demand Growth By Sector

2026E–2032E

U.S.[1]

53%
19%
28%
Large load[2]
Transportation
Residential, Commercial, Industrial, Heating & Other

Combination would result in balanced growth across the four states

Florida, Virginia, North Carolina, South Carolina[1]

63%
15%
22%

Peak load increase, GW

Florida Power & Light Company[3]
Dominion Energy Virginia and North Carolina[3]
Dominion Energy South Carolina[3]

59
81
2026E
2032E
Large load
Electrification
Industrial
Residential
Commercial

NextEra Energy + Dominion Energy | 18

TEXT LEVELS Remove bullet on Level to create header text. U.S. power demand is coming from every sector, driving the need for more Use the TAB key to move text to the next text level. Use SHIFT key + TAB key to generation move text up to the previous text level. Or use the Increase / Decrease List Level on the Home Tab to Power Demand Growth By Sector move down or up between the Combination would result in balanced Peak load increase, GW text levels. 2026E–2032E 3 Florida Power & Light Company growth across the four states 3 Dominion Energy Virginia and North Carolina Level 1: Keep bold and 1 1 U.S. Florida, Virginia, North Carolina, South Carolina 3 remove bullet to make a Dominion Energy South Carolina paragraph • Level 2: Bulleted paragraph text – Level 3: Bulleted 81 paragraph text 63% 53% Large load 59 ALL WHITE BACKGROUND 19% Electrification To change the background to all white, right-click outside the slide, and choose FORMAT Industrial BACKGRUND and change 15% background color to white. Residential Commercial 28% 22% 2 Large load Transportation 2026E 2032E Residential, Commercial, Industrial, Heating & Other 1. Source: IHS – Long-term North American Electricity Forecast (May 2025); GWh 2. Reflects total data center demand, as well as demand associated with efforts to reshore manufacturing facilities, electrification of oil and gas and LNG operations 3. FPL: Internal forecast, includes 8 GW of large load at FPL through 2032; Dominion Energy VA/NC: PJM Load forecast DOM zone summer peak; Dominion Energy SC: 2026 IRP Dominion Energy South Carolina winter peak NextEra Energy + Dominion Energy 18

Project Size
MW, Illustrative

25x
5,000
200
Last 10 Years
Renewables/Storage
Today's Data Center Hubs
All Forms of Energy

Larger projects

Project CapEx
$ B, Illustrative

30x
~$15
~$0.5
Last 10 Years
Renewables/Storage[1]
Today's Data Center Hubs
All Forms of Energy[2]

More CapEx

NextEra Energy + Dominion Energy | 19

Projects needed to serve new load demands are growing significantly in size and complexity Project Size Project CapEx MW, Illustrative $ B, Illustrative 30x ~$15 Scale and a strong 25x 5,000 balance sheet matter more than ever, driving operating and capital efficiency to drive affordability while meeting increased power demand 200 ~$0.5 Last 10 Years Today's Data Center Hubs Last 10 Years Today's Data Center Hubs 1 2 Renewables/Storage All Forms of Energy Renewables/Storage All Forms of Energy Larger projects More CapEx 1. Assumes 200 MW renewable project at ~$1,500/KW 2. Assumes 5,000 MW project, with 75% gas generation at $3,000/KW and 25% renewable generation at $1,500/KW NextEra Energy + Dominion Energy 19

Annual CapEx Forecast[1]

$ B

$59
$21
$16
$14
$14
$13
Combined NEE + D [2]
Utility A
Utility B
Utility C
Utility D
Utility E

Purchasing[3]

2021–2025

~43 MM	Solar panels
~11 MM	Fossil fleet parts
~9 MM	Nuclear fleet parts
~8 K	Battery containers
~2,500	Main power transformers

Buy More Efficiently

Build More Efficiently

Finance More Efficiently

Operate More Efficiently

NextEra Energy + Dominion Energy | 20

The combined company’s scale would enable significant buying power 3 1 Purchasing Annual CapEx Forecast 2021–2025 $ B Buy More Efficiently $59 Solar panels ~43 MM Build More Efficiently ~11 MM Fossil fleet parts Nuclear fleet parts ~9 MM Finance More Efficiently $21 $16 Battery containers ~8 K $14 $14 $13 Operate More Efficiently ~2,500 Main power transformers Combined Utility A Utility B Utility C Utility D Utility E 2 NEE + D 1. Companies with highest annual forecasted CapEx among the top 10 utilities by market cap as of April 30, 2026 2. Pro Forma average annual CapEx 2027E–2032E NextEra Energy + Dominion Energy 20 3. Combined NextEra Energy and Dominion Energy figures

Since 2021, NextEra Energy and Dominion Energy have built more generation than the next 25 largest utilities combined 1 2021–2025 Power Generation Build GW Buy More Efficiently 38 Build More Efficiently Finance More Efficiently Operate More Efficiently NEE + D 2 Next 25 largest utilities The combined company would have the scale, experience and buying power to build more efficiently 1. Includes utility-scale solar, gas, wind, storage, nuclear; public investor-owned utilities only 2. Source: WoodMac; the last bar represents the combined total of the remaining 15 of the next 25 largest utilities NextEra Energy + Dominion Energy 21

Credit Benefits from the Merger	Before S&P/Moody's/Fitch	After S&P/Moody's/Fitch
Upgrade of Dominion Energy Virginia credit ratings[1]	BBB+/A3/A-	A-/A3/A-
Upgrade of Dominion Energy HoldCo credit ratings[2]	BBB+/Baa2/BBB+	A-/Baa1/A-
Improvements in proforma downgrade thresholds[3]	18% / 14% 17%[4] / 4.3x	17% / 14% 16%[4] / 4.5x
Increase in NextEra Energy's regulated business mix[5]	>70%	>80%

Buy More Efficiently

Build More Efficiently

Finance More Efficiently

Operate More Efficiently

NextEra Energy + Dominion Energy | 22

The combined company’s strong balance sheet would benefit customers Credit Benefits from the Merger Before After S&P/Moody’s/Fitch S&P/Moody’s/Fitch Buy More Efficiently Upgrade of Dominion Energy A-/A3/A- BBB+/A3/A- 1 Virginia credit ratings Build More Efficiently Upgrade of Dominion Energy BBB+/Baa2/BBB+ A-/Baa1/A- 2 HoldCo credit ratings Finance More Efficiently Improvements in proforma 14% 14% 18% / / 4.3x 17% / / 4.5x 3 4 4 downgrade thresholds 17% 16% Operate More Efficiently Increase in NextEra Energy’s >70% >80% 5 regulated business mix 1. Dominion Energy Virginia expected to receive a one-notch upgrade at S&P upon closing 2. As a beneficiary of a full and unconditional NextEra Energy parent guarantee of its debt, Dominion Energy HoldCo is expected to be upgraded to NextEra Energy’s issuer credit ratings 3. Downgrade thresholds noted are based on the S&P, Moody’s, and Fitch metrics for Funds From Operations/Debt, Cash Flow from Operations before Working Capital/Debt, and Debt/(Funds From Operations + Interest), respectively 4. Moody’s dual metric threshold on a consolidated and off-credit treatment of renewables non-recourse debt basis, respectively NextEra Energy + Dominion Energy 22 5. Based on business mix methodology used by the credit rating agencies

The combined company would strive to be best in class in operating costs Cost Effectiveness 1 Non-Fuel O&M, $/MWh To meet the growing power Buy More Efficiently demand, the combined ~54% Lower GOOD company expects ~11% regulatory capital employed Build More Efficiently growth The combined company would Finance More Efficiently be better equipped than ever to reduce operating costs as it efficiently invests smart capital, helping drive affordability National Average Combined Operate More Efficiently NextEra Energy and Dominion Energy have a proven track record of operational performance that benefits customers 1. FERC Form 1 non-fuel O&M; Industry 2024; excludes injuries and damages, pensions and benefits and other power supply expenses; FPL excludes one-time storm impacts; includes holding companies with >100k customers and utility-owned generation NextEra Energy + Dominion Energy 23

New Generation and Storage
GW
77–108
16
11
4
10 +
~115–150+
NextEra Energy Resources 2026–2032[1]
FPL 2026–2032[2]
Dominion Energy VA/NC & SC IRPs 2026–2032[3]
VA Storage Mandate through 2030[4]
Incremental Data Center Opportunity[5]
Total Potential Build

Together, we expect to lead across all forms of energy

- World leader in storage
- World leader in renewables
- U.S. leader in gas-fired generation
- 2nd largest nuclear fleet in U.S.

NextEra Energy + Dominion Energy | 24

TEXT LEVELS Remove bullet on Level to create header text. Our combined ability to buy, build, finance and Use the TAB key to move text to the next text level. Use SHIFT key + TAB key to operate more efficiently is expected to drive move text up to the previous text level. customer benefits Or use the Increase / Decrease List Level on the Home Tab to move down or up between the Together, we expect to lead across text levels. New Generation and Storage all forms of energy GW Level 1: Keep bold and remove bullet to make a ~115–150+ 10 + paragraph 4 11 • Level 2: Bulleted 16 paragraph text – Level 3: Bulleted 77–108 World leader in storage paragraph text ALL WHITE BACKGROUND World leader in renewables To change the background to all white, right-click outside the slide, and choose FORMAT BACKGRUND and change U.S. leader in gas-fired background color to white. generation NextEra Energy FPL Dominion Energy VA Storage Incremental Data Total Potential 2 Resources 2026–2032 VA/NC & SC IRPs Mandate Center Build 4 1 3 5 2026–2032 2026–2032 through 2030 Opportunity nd 2 largest nuclear fleet in U.S. Combined, we see the need and opportunity to develop 115+ GW of new generation over the next decade 1. NextEra Energy Resources development expectations 2. FPL 2026 TYSP through 2032 3. Dominion SC IRP of 0.2 GW, Dominion Energy VA/NC IRP of 4.8 GW + 5.8 GW of under construction/development; subject to regulatory approval 4. VA storage mandate of 4 GW by 2030 less 0.4 GW in plan/IRP; subject to regulatory approval 5. Includes 8 GW at FPL less 1.9 GW from TYSP through 2032; Dominion Energy ESA of 10.4 GW as of March 31, 2026, less ~6 GW coincident demand in forecast through 2032; “+” represents additional data center opportunities materializing from the 130+ GW data center opportunity NextEra Energy + Dominion Energy 24

3 Good for Our Team and the Communities We Serve NextEra Energy + Dominion Energy 25

TEXT LEVELS Remove bullet on Level to create header text. The combined company would be committed to its Use the TAB key to move text to the next text level. + Use SHIFT key + TAB key to customers, communities and employees move text up to the previous text level. Or use the Increase / Decrease Providing exceptional service to our customers List Level on the Home Tab to move down or up between the • Continued commitment to safe, reliable and affordable service text levels. • Our combined scale and platform is expected to benefit customers • Top-tier customer service scores Level 1: Keep bold and remove bullet to make a paragraph • Level 2: Bulleted Fostering growth in our communities paragraph text • Increased charitable giving by ~$10 MM/year for 5 years shared among Virginia, – Level 3: Bulleted paragraph text South Carolina and North Carolina • Complementary focus on volunteerism and community service • Continue helping low-income customers and families in hardship keep the lights on ALL WHITE BACKGROUND • Affordable, reliable power drives economic development in our communities To change the background to all white, right-click outside the slide, and choose FORMAT background and change Committed to our most valuable resource – our employees background color to white. • Combining two world-class teams with 200+ years of service • Continuity of leadership along with cross enterprise opportunities at a growing company • Maintaining strong local presences across all our communities • Dual headquarters in Juno Beach, FL and Richmond, VA, and operating headquarters in Cayce, SC • 18 months job protection post-close for Dominion Energy employees • Strong union relationships • Enhanced career opportunities NextEra Energy + Dominion Energy 26

NextEra Energy and Dominion Energy share a culture focused on delivering exceptional customer value

NextEra Energy + Dominion Energy = Industry's Leading Team

NextEra Energy – Culture and Core Values	Dominion Energy – Culture and Core Values
Safety First	Safety
Do the Right Thing	Ethics
Committed to Excellence	Excellence
Continuous Improvement	Embrace Change
Treat People with Respect	One Dominion Energy

Net Promoter Scores[1]

~55–175% Better
12
19
26
33
Peer average
Dominion Energy SC
Dominion Energy VA/NC
FPL

NextEra Energy + Dominion Energy | 27

TEXT LEVELS Remove bullet on Level to create header text. NextEra Energy and Dominion Energy share a Use the TAB key to move text to the next text level. Use SHIFT key + TAB key to culture focused on delivering exceptional move text up to the previous text 1 Net Promoter Scores level. customer value Or use the Increase / Decrease List Level on the Home Tab to move down or up between the text levels. ~55–175% Better Industry’s = + Leading Team Level 1: Keep bold and remove bullet to make a 33 paragraph • Level 2: Bulleted paragraph text Culture and Core Values Culture and Core Values – Level 3: Bulleted 26 paragraph text Safety Safety First 19 ALL WHITE BACKGROUND To change the background to all Ethics Do the Right Thing white, right-click outside the 12 slide, and choose FORMAT BACKGRUND and change background color to white. Excellence Committed to Excellence Embrace Change Continuous Improvement Peer Dominion Dominion FPL average Energy SC Energy One Dominion Energy Treat People with Respect VA/NC 1. Source: Bain NPS Prism US Utilities (Q4 2025 rolling 12); FPL and Dominion Energy companies removed from peer average NextEra Energy + Dominion Energy 27

Dual Headquarters

Dominion VA/NC and Dominion SC maintain **strong local leadership**

Richmond, Virginia
Dual Headquarters

Cayce, South Carolina
Operational Headquarters

Juno Beach, Florida
Dual Headquarters

Career Opportunities

Cross-enterprise opportunities

Growing company

Award-Winning Teams

FORTUNE
WORLD'S MOST ADMIRED COMPANIES

Fortune World's Most Admired Companies
18 times in the last 20 years

TIME
100 MOST
INFLUENTIAL COMPANIES
TITANS

Time Magazine's Most Influential Companies
Titans Category

NextEra Energy + Dominion Energy | 28

TEXT LEVELS Remove bullet on Level to create header text. The combined company would have dual headquarters, maintain strong Use the TAB key to move text to the next text level. Use SHIFT key + TAB key to local leadership and provide enhanced career opportunities move text up to the previous text level. Or use the Increase / Decrease List Level on the Home Tab to move down or up between the text levels. Award-Winning Teams Dual Headquarters Career Opportunities Level 1: Keep bold and remove bullet to make a paragraph • Level 2: Bulleted Richmond, Virginia Dominion VA/NC and paragraph text Dual Headquarters Dominion SC maintain Fortune World’s Most – Level 3: Bulleted paragraph text strong local Admired Companies leadership 18 times in the Cross-enterprise last 20 years ALL WHITE BACKGROUND opportunities To change the background to all white, right-click outside the Cayce, South Carolina slide, and choose FORMAT BACKGRUND and change Operational Headquarters background color to white. Time Magazine’s Most Influential Companies Titans Category Growing company Juno Beach, Florida Dual Headquarters NextEra Energy + Dominion Energy 28

4

Good for Shareholders

NextEra Energy + Dominion Energy | 29

4 Good for Shareholders NextEra Energy + Dominion Energy 29

NextEra Energy	NextEra Energy + Dominion
8%+ Long-Term Adj. EPS CAGR Target[1]	**9%+** Long-Term Adj. EPS CAGR Target[1]
10% Rate Base Growth[2]	**11%** Rate Base Growth[2]
>70% Estimated Regulated Business Mix[3]	**>80%** Estimated Regulated Business Mix[3]
8%+ Operating Cash Flow Growth Target[4]	**9%+** Operating Cash Flow Growth Target[5]
1 Utility State	**4** Utility States

Best-in-class shareholder value proposition

- One of the highest target adjusted EPS growth rates
- 15+ ways to grow
- Largest regulated capital investment opportunity in the industry by wide margin
- Unmatched large load opportunity
- Expect to double U.S.'s largest generation fleet by 2032
- Diverse regulated footprint; 90%–95% regulated and long-term contracted business mix[3]
- One of the industry's strongest balance sheets

NextEra Energy + Dominion Energy | 30

Best-in-class shareholder value We expect the combined company will deliver a proposition compelling long-term shareholder value proposition One of the highest target adjusted EPS growth rates NextEra Energy + Dominion 15+ ways to grow NextEra Energy 9%+ 8%+ 1 Long-Term Adj. EPS CAGR Target Largest regulated capital 1 Long-Term Adj. EPS CAGR Target investment opportunity in the 11% 10% industry by wide margin 2 Rate Base Growth 2 Rate Base Growth Unmatched large load >70% >80% opportunity 3 3 Estimated Regulated Business Mix Estimated Regulated Business Mix 8%+ Expect to double U.S.’s largest 9%+ 4 Operating Cash Flow Growth Target 5 generation fleet by 2032 Operating Cash Flow Growth Target 1 4 Utility State Diverse regulated footprint; Utility States 90%–95% regulated and long- 3 term contracted business mix We expect the merger to be immediately accretive to NextEra Energy One of the industry’s strongest adjusted EPS at closing balance sheets 1. 2025–2032E; Off a base of 2025 adjusted EPS of $3.71 2. 2025–2032E 3. Based on business mix methodology used by the credit rating agencies 4. 2025–2032E; off a NextEra Energy base of 2025 of $12.5 B NextEra Energy + Dominion Energy 30 5. 2025–2032E; off a 2025 pro forma base of $17.9 B

~$249 B Market Capitalization[1]	**$138 B** 2025A Rate Base[2]	**9%+** Adj. EPS Target Growth Rate	**11.6+%** Target TSR[3]
$59 B Avg. Annual CapEx[4]	**110 GW** Generation Capacity	**11%** Regulatory capital employed growth[5]	**130+ GW** Large Load Pipeline[6]

NextEra Energy + Dominion Energy | 31

TEXT LEVELS Remove bullet on Level to create header text. The combined company is expected to be a leader across key industry metrics Use the TAB key to move text to the next text level. Use SHIFT key + TAB key to and well positioned for attractive growth move text up to the previous text level. Or use the Increase / Decrease List Level on the Home Tab to move down or up between the text levels. Level 1: Keep bold and remove bullet to make a ~$249 B $138 B 9%+ 11.6+% paragraph • Level 2: Bulleted paragraph text Market Adj. EPS Target 2 3 2025A Rate Base Target TSR– Level 3: Bulleted 1 Capitalization Growth Rate paragraph text ALL WHITE BACKGROUND To change the background to all white, right-click outside the slide, and choose FORMAT BACKGRUND and change background color to white- $59 B 110 GW 11% 130+ GW Regulatory capital 4 6 Avg. Annual CapEx Generation Capacity Large Load Pipeline 5 employed growth 1. Market data as of May 15, 2026 2. As of December 31, 2025; includes regulated and invested capital at NextEra Energy and Dominion Energy, including electric and gas transmission 3. Pro forma long-term adjusted EPS growth target plus NextEra Energy current dividend yield 4. Pro forma average annual CapEx 2027E–2032E 5. From 2025–2032E; includes Dominion Energy, Florida Power & Light and NextEra Energy electric and gas transmission regulatory capital employed and invested capital 6. Represents contracted load progressing through formal interconnection and service authorization milestones at Dominion Energy; hub pipeline at NextEra Energy Resources and customer interest from large load customers at Florida Power & Light 31 NextEra Energy + Dominion Energy

	Key Growth Drivers	2025 – 2030 – 2035+	
Regulated Business	Florida Power & Light	Now and long-term	
	FPL Large Load	Investing	2028+
	Dominion Energy VA & NC	Now and long-term	
	Dominion Energy SC	Now and long-term	
	Dominion Energy Large Load	Now and long-term	
	Electric Transmission	Investing	2029+
	Gas Transmission	Investing	2029+
Long-term Contracted Business	Renewables	Now and long-term	
	Storage	Now and long-term	
	Gas Generation	Investing	2029+
	Nuclear	Investing	2029+
	NextEra Energy Resources Large Load	Investing	2029+
	Recontracting PPAs		2030+
	Customer Supply	Now and long-term	
	Artificial Intelligence	Now and long-term	

NextEra Energy + Dominion Energy | 32

TEXT LEVELS Remove bullet on Level to create header text. The combined company would be positioned for strong growth, with more than Use the TAB key to move text to the next text level. Use SHIFT key + TAB key to 15 ways to grow balanced across regulated & long-term contracted businesses move text up to the previous text level. Or use the Increase / Decrease Illustrative timeline of when we expect investments to drive earnings growth List Level on the Home Tab to move down or up between the text levels. 2025 2030 2035+ Key Growth Drivers Level 1: Keep bold and Now and long-term remove bullet to make a Florida Power & Light paragraph Investing 2028+ FPL Large Load • Level 2: Bulleted paragraph text Dominion Energy VA & NC Now and long-term – Level 3: Bulleted Now and long-term paragraph text Dominion Energy SC Dominion Energy Large Load Now and long-term Electric Transmission Investing 2029+ ALL WHITE BACKGROUND Gas Transmission Investing 2029+ To change the background to all white, right-click outside the slide, and choose FORMAT Renewables Now and long-term background and change Storage background color to white. Now and long-term Gas Generation Investing 2029+ Nuclear Investing 2029+ NextEra Energy Resources Large Load Investing 2029+ Recontracting PPAs 2030+ Customer Supply Now and long-term Artificial Intelligence Now and long-term NextEra Energy + Dominion Energy 32 Regulated Long-term Contracted Business Business

Regulated Capital Growth[1]
$ B
~80%
Increase in Regulatory Capital Employed
~11%
Regulatory Capital Employed Growth Rate
$90–$100 B
$160–$175 B
$270–$295 B
NextEra Energy 2027E
Combined 2027E
Combined 2032E
NextEra Energy
Dominion Energy

NextEra Energy + Dominion Energy | 33

TEXT LEVELS Remove bullet on Level to create header text. Combined company expects one of the industry’s highest regulatory capital Use the TAB key to move text to the next text level. Use SHIFT key + TAB key to employed growth rates by making smart investments that benefit customers move text up to the previous text level. Or use the Increase / Decrease List Level on the Home Tab to move down or up between the text levels. 1 Regulated Capital Growth $ B Level 1: Keep bold and remove bullet to make a paragraph ~11% • Level 2: Bulleted paragraph text Regulatory Capital $270–$295 B – Level 3: Bulleted Employed Growth Rate ~80% paragraph text Increase in Regulatory Capital Employed ALL WHITE BACKGROUND $160–$175 B To change the background to all white, right-click outside the slide, and choose FORMAT BACKGRUND and change $90–$100 B background color to white. NextEra Energy 2027E Combined 2027E Combined 2032E NextEra Energy Dominion Energy 1. Includes NextEra Energy electric and gas transmission regulatory capital employed and invested capital 33 NextEra Energy + Dominion Energy

TEXT LEVELS Remove bullet on Level to create header text. Combined, NextEra Energy and Dominion Energy have unmatched large load Use the TAB key to move text to the next text level. Use SHIFT key + TAB key to opportunities across the United States move text up to the previous text level. Or use the Increase / Decrease List Level on the Home Tab to Combining the coast-to-coast presence of NextEra Energy… move down or up between the 1 text levels. Large Load Pipeline GW Level 1: Keep bold and remove bullet to make a 132 GW paragraph • Level 2: Bulleted Largest, most experienced developer 21 GW paragraph text of all-forms-of-energy in the country – Level 3: Bulleted paragraph text 51 GW ALL WHITE BACKGROUND To change the background to all …with leading large load markets white, right-click outside the slide, and choose FORMAT background and change background color to white. 60 GW NextEra Energy Resources Dominion VA FPL Both companies are committed to protecting customer affordability and ensuring large load customers pay their fair share 1. Dominion VA includes 10.4 GW under Electric Service Agreements, 11.1 GW under Construction Letter of Authorization and 29.5 GW under Substation Engineering Letter of Authorization; includes total customer interest among all large load customers at FPL NextEra Energy + Dominion Energy 34

Top 10 Electric Generation Owners in the U.S.[1]
GW
>2x
Potential Increase by 2032
225–260+
110
80
56
55
49[2]
45
37
32
30
25
25
Pro Forma 2032
Pro Forma
NEE
D

NextEra Energy + Dominion Energy | 35

TEXT LEVELS Remove bullet on Level to create header text. The combined company has an opportunity to more than double the U.S.’s Use the TAB key to move text to the next text level. Use SHIFT key + TAB key to largest generation fleet move text up to the previous text level. Or use the Increase / Decrease List Level on the Home Tab to move down or up between the text levels. 1 Top 10 Electric Generation Owners in the U.S. GW Level 1: Keep bold and >2x remove bullet to make a paragraph 225–260+ Potential Increase by 2032 • Level 2: Bulleted paragraph text – Level 3: Bulleted paragraph text ALL WHITE BACKGROUND To change the background to all 110 white, right-click outside the slide, and choose FORMAT background and change 80 background color to white. 2 56 55 49 45 37 32 30 25 25 D Pro Forma Pro Forma NEE 2032 Source: Company filings, FactSet 1. Reflects 2025 net owned regulated and non-regulated generation capacity unless otherwise noted 2. Pro forma to include peer’s acquisition of a 5.5 GW generation portfolio NextEra Energy + Dominion Energy 35

Combined Business Mix[1]

NextEra Energy
10%
20%
70%+
Regulated
Long-term contracted
Other
NextEra Energy + Dominion Energy
5–10%
10–15%
90–95%
Regulated and Long-Term Contracted
>80%
Regulated
NEET
Dominion SC
Dominion VA/NC
FPL

Composition of Pro forma Regulated Business Mix[1]

50–55%	FPL
35–40%	Dominion VA/NC
5–8%	Dominion SC
2–5%	NextEra Energy Transmission

NextEra Energy + Dominion Energy | 36

Business mix of the combined company is expected to be 90–95% regulated and long-term contracted Composition of Pro forma 1 Combined Business Mix 1 Regulated Business Mix NextEra Energy NextEra Energy + Dominion Energy 50–55% FPL 90–95% 5–10% Regulated and Long- 10% Dominion VA/NC Term Contracted 35–40% 10–15% 20% Dominion SC 5–8% NextEra Energy 2–5% Transmission 70%+ >80% Regulated Regulated Long-term contracted Other NEET Dominion SC Dominion VA/NC FPL 1. 2029E; based on business mix methodology used by the credit rating agencies NextEra Energy + Dominion Energy 36

TEXT LEVELS Remove bullet on Level to create header text. The combined company’s balance sheet is expected Use the TAB key to move text to the next text level. On average, utility peers Use SHIFT key + TAB key to to be one of the strongest in the industry move text up to the previous text have lower credit ratings level. 2 1 today than in 2001 Or use the Increase / Decrease Utility Credit Ratings List Level on the Home Tab to move down or up between the 60% text levels. YE 2001 50% Level 1: Keep bold and remove bullet to make a YE 2025 paragraph 40% • Level 2: Bulleted A- or better paragraph text 30% – Level 3: Bulleted 42% paragraph text 20% A- or better 10% 19% ALL WHITE BACKGROUND 0% To change the background to all A or higher A- BBB+ BBB BBB- Non-IG white, right-click outside the slide, and choose FORMAT BACKGRUND and change background color to white. Upgraded credit ratings expected for Improved downgrade thresholds Dominion Energy VA/NC and expected for NextEra Energy: 100 bps NextEra Energy remains 3 4 Dominion Energy S&P and Moody’s; point-two turn Fitch committed to our current For more than 15 years, NextEra Energy has consistently maintained its credit ratings A-/Baa1/A- credit ratings with no ratings or outlook volatility 1. Ratings based upon S&P’s scale and sourced from EEI’s Q4 2025 ‘Utility Credit Ratings Distribution’ 2. Includes U.S. electric IOUs; rating applies to utility holding company entity 3. At closing, Dominion Energy VA/NC is expected to receive a one-notch rating upgrade at S&P; as a beneficiary of a full and unconditional NextEra Energy parent guarantee of its debt, Dominion Energy HoldCo is expected to be upgraded to NextEra Energy’s issuer credit ratings 4. Downgrade thresholds noted (S&P 18% to 17%; Moody’s 17% to 16%; Fitch 4.3x to 4.5x) are based on the S&P, Moody’s, and Fitch metrics for Funds From Operations/Debt, Cash Flow from Operations before Working Capital/Debt, and Debt/(Funds From Operations + Interest), respectively NextEra Energy + Dominion Energy 37

Forecasted Annual Equity
As a % of market cap[1]

$249 B
~$4 B
~1.6% of market cap

Annual Forecasted Equity Issuances (2027E–2032E)

- ~$4 B on average per year[2]
- ~1.6% of market cap[1]
- ~1.2% of ADTV[3]
- Continued use of equity units and a combined ATM program

NextEra Energy + Dominion Energy | 38

The combined company’s expected strong, diversified cash flows would enhance its balance sheet strength while minimizing equity needs Forecasted Annual Equity 1 As a % of market cap Annual Forecasted Equity Issuances (2027E–2032E) $249 B 2 ~$4 B on average per year 1 ~1.6% of market cap 3 ~1.2% of ADTV ~1.6% of Continued use of equity units and a combined market cap ATM program ~$4 B 1. Market capitalization as of May 15, 2026 2. 2027E–2032E 3. Annualized percent ADTV based on average annual equity issuances divided by ADTV over the period from May 1, 2025 to April 30, 2026 times share price as of April 30, 2026 NextEra Energy + Dominion Energy 38

TEXT LEVELS Remove bullet on Level to create header text. We believe the combined company would remain well positioned to drive Use the TAB key to move text to the next text level. Use SHIFT key + TAB key to strong adjusted earnings per share growth move text up to the previous text level. Or use the Increase / Decrease List Level on the Home Tab to 1 move down or up between the Pro Forma Financial Expectations text levels. Level 1: Keep bold and Adjusted Earnings Per Share Expectations remove bullet to make a paragraph 2025–2035E • Level 2: Bulleted Expect 9%+ CAGR through 2032 off 2025 paragraph text 9%+ Long-term 2 adjusted EPS 2 – Level 3: Bulleted Target paragraph text 9%+ Long-term 2 Expectations Targeting 9%+ CAGR through 2035 off 2025 ALL WHITE BACKGROUND 2 adjusted EPS To change the background to all white, right-click outside the slide, and choose FORMAT BACKGRUND and change $3.92–$4.02 $3.71 background color to white. 3 Operating Cash Flow growth expected to be at or above adjusted EPS growth rate range 6% per year dividend growth policy from year- 2025 2026E 2027E 2028E 2032E 2035E 4 end 2026 through 2028 1. Subject to our caveats; reaffirming NextEra Energy stand-alone financial expectations; revised expectations assume transaction closing in 12-18 months and exclusion of bill credits from adjusted EPS 2. 2025 adjusted EPS of $3.71 3. 2025 pro forma base of $17.9 B 4. Off a 2026E base; dividend declarations are subject to the discretion of the board of directors of NextEra Energy; excludes a one-time cash payment of $360 MM to Dominion Energy shareholders at closing to compensate for the change in dividend policy NextEra Energy + Dominion Energy 39

We believe the combined company has additional opportunities to drive upside 1 growth to adjusted EPS expectations beyond 9%+ ~11% regulatory capital employed CAGR through 2032 Execute against the development expectations, which includes 15 Upsides to GW of large load hubs by 2035 Growth FPL and Dominion Energy’s large-load opportunities expand & accelerate Energy Resources large-load opportunities expand & accelerate Increased CapEx at Dominion Energy Virginia to meet storage goals and reduce capacity and reserve margin deficits to enhance reliability while keeping bills affordable Continued improvement in returns or high end of development expectations SMRs pulled into expectations period Project-level M&A SaaS revenue enabled by AI partnership with Google Cloud New growth opportunities over the next 10 years 1. 2025–2032E CAGR NextEra Energy + Dominion Energy 40

5

Path to Close

NextEra Energy + Dominion Energy | 41

5 Path to Close NextEra Energy + Dominion Energy 41

TEXT LEVELS Remove bullet on Level to create header text. Subject to regulatory approvals, we expect the merger to close in 12-18 Use the TAB key to move text to the next text level. Use SHIFT key + TAB key to months move text up to the previous text level. Or use the Increase / Decrease List Level on the Home Tab to Q2 2026 Q3 2026 Q4 2026 Q1 2027 Q2 2027 Q3 2027 Q4 2027 move down or up between the text levels. Level 1: Keep bold and 1 Transaction Federal regulatory applications / regulatory approval process : remove bullet to make a paragraph Announcement FERC, NRC, HSR • Level 2: Bulleted paragraph text 1 – Level 3: Bulleted State regulatory applications / regulatory approval process : paragraph text NCUC, PSCSC, VSCC ALL WHITE BACKGROUND File Form S-4/Joint Proxy To change the background to all Statement white, right-click outside the slide, and choose FORMAT BACKGRUND and change NEE and D background color to white. Shareholder Meetings Receive required approvals Close merger 1. Federal Energy Regulatory Commission (FERC); Nuclear Regulatory Commission (NRC); Hart-Scott-Rodino Anti-Trust Act (HSR); North Carolina Utilities Commission (NCUC); Public Service Commission of South Carolina (PSCSC); Virginia State Corporation Commission (VSCC) NextEra Energy + Dominion Energy 42

6

Key Takeaways

NextEra Energy + Dominion Energy | 43

6 Key Takeaways NextEra Energy + Dominion Energy 43

TEXT LEVELS Remove bullet on Level to create header text. We expect the combined company’s scale will create Use the TAB key to move text to the next text level. NextEra Energy and Dominion Use SHIFT key + TAB key to significant benefits for customers, employees, the Energy combined move text up to the previous text level. communities we serve and shareholders Or use the Increase / Decrease 9%+ Adjusted EPS growth List Level on the Home Tab to Strategic Drivers 2 move down or up between the rate text levels. Creates largest regulated utility and power company in America, diversified across several jurisdictions Level 1: Keep bold and 1 One of the strongest balance sheets in the sector + 100 bps improvement in downgrade threshold metric remove bullet to make a ~11% regulatory capital paragraph 3 Stronger credit profile for Dominion Energy and Dominion Energy Virginia employed growth • Level 2: Bulleted paragraph text – Level 3: Bulleted World-class supply chain with unmatched buying power paragraph text 130+ GW large load Strongest large load opportunity set in the country (FL, VA, NC, SC – and across America) 4 pipeline 2nd largest nuclear fleet in the United States ALL WHITE BACKGROUND To change the background to all white, right-click outside the Largest gas generation fleet in the United States Top decile operator across slide, and choose FORMAT BACKGRUND and change technologies Global leader in renewables and energy storage background color to white. Capital and operational enhancements across generation, distribution and transmission ~80% regulated / 90–95% regulated and long-term Industry leader in data, analytics, and AI-driven capabilities 5 contracted Industry leading management team with strong continuity across the enterprise ‘A-/Baa1/A-’ One of the industry’s leading adjusted earnings growth, cash flow growth and TSR targets 1. S&P Ratings and Moody’s rated balance sheet 2. 2025–2032E 3. From 2025–2032E; includes Dominion Energy, Florida Power & Light and NextEra Energy electric and gas transmission regulatory capital employed and invested capital 4. 48.5 GW at Dominion Energy, 21 GW at Florida Power & Light and >60 GW at NextEra Energy Resources NextEra Energy + Dominion Energy 44 5. Based on business mix methodology used by the credit rating agencies

Appendix 45

Pro Forma NextEra Energy Funding Plan[1]
$ B, 2027E–2032E

~$185–$210
~($115)–($90)
~$155–$180
~$105–$130
~$20–$28
~$2–$4
~($57)–($50)
~$335–$375
2027E–2032E Cash From Operations
Debt Maturities
Corporate Debt Issuances
Asset Level Financings
Equity Issuance
Asset Recycling
Dividend 2
2027E–2032E Total

NextEra Energy + Dominion Energy | 46

NextEra Energy has a diversified and balanced funding plan that is centered on stable cash flows and access to large, liquid capital markets 1 Pro Forma NextEra Energy Funding Plan $ B, 2027E–2032E ~$2–$4 ~($57)–($50) ~$20–$28 ~$105–$130 ~$335–$375 ~$155–$180 ~($115)–($90) ~$185–$210 2 2027E–2032E Cash Debt Corporate Asset Level Equity Asset Recycling Dividend 2027E–2032E From Operations Maturities Debt Issuances Financings Issuance Total 1. Expected pro forma funding plan for 2027 through 2032; excludes capital expenditures and related cash proceeds for build-own-transfers, which are typically funded through progress payments; conversion from previously issued equity units is included in Corporate Debt Issuances; includes full year 2027 for Dominion Energy 2. Dividend declarations are subject to the discretion of the board of directors of NextEra Energy and Dominion Energy NextEra Energy + Dominion Energy 46

Pro Forma NextEra Energy Invested Capital Walk 2027E–2032E[1]
$ B, 2027E–2032E

~$335–$375
~($105)–($130)
~($2)–($4)
~($5)–($15)
~$215–$235
~$185–$210
~90%
2027E–2032E Total CapEx
Asset Level Financings
Asset Recycling
CapEx for post 2032 CODs2
Net Corporate CapEx
2027E–2032E Cash From Operations

NextEra Energy + Dominion Energy | 47

Operating cash flow accounts for ~90% of forecasted invested capital net of tax equity and project finance after accounting for longer dated investments 1 Pro Forma NextEra Energy Invested Capital Walk 2027E–2032E $ B, 2027E–2032E ~($105)–($130) ~$335–$375 ~90% ~($2)–($4) ~($5)–($15) ~$215–$235 ~$185–$210 2027E–2032E Asset Level Financings Asset Recycling CapEx for post 2032 Net Corporate CapEx 2027E–2032E 2 Total CapEx CODs Cash From Operations 1. Excludes capital expenditures and related cash proceeds for build-own-transfers, which are typically funded through progress payments 2. Net of asset level financings associated with this CapEx NextEra Energy + Dominion Energy 47

NextEra Energy Entity
Dominion Energy Entity
New NextEra Energy, Inc. Parent Corporate Guarantee of Dominion Energy, Inc. Debt[1]
NextEra Energy
Issuer Rating:
A- / Baa1 / A-
Existing NextEra Energy, Inc. Parent Corporate Guarantee of NextEra Energy Capital Holdings, Inc. Debt[1]
Dominion Energy
Issuer Rating:
A- / Baa1 / A-
(post closing)
FPL
Issuer Rating:
A / A1 / A
NextEra Energy Capital Holdings
Issuer Rating:
A- / Baa1 / A-
SCANA Corp.
Not Rated
Dominion Energy Virginia
Issuer Rating:
A- / A3 / A-
(post closing)
50% ownership
Dominion Energy South Carolina Generating Co.
Not Rated
Dominion Energy South Carolina
Issuer Rating:
BBB+ / Baa1 / A-
(post closing)
Dominion Energy OSW Project, LLC
Not Rated
NextEra Energy Resources
Project Specific Ratings
NextEra Energy Transmission
Subsidiary Specific Ratings
Millstone and other long term contracted assets
Not Rated
FERC-Regulated Pipelines
Project Specific Ratings
Contracted Wind, Solar, Storage Assets
Project Specific Ratings
Peripheral Businesses and Other Assets
Not Rated

NextEra Energy + Dominion Energy | 48

TEXT LEVELS Remove bullet on Level to create header text. Prospective Pro Forma NextEra Energy Organizational Structure and Expected Post- Use the TAB key to move text to the next text level. Closing Issuer Credit Ratings Use SHIFT key + TAB key to move text up to the previous text level. New NextEra Energy, Inc. Parent Corporate NextEra Or use the Increase / Decrease 1 Energy List Level on the Home Tab to Guarantee of Dominion Energy, Inc. Debt NextEra Energy Entity move down or up between the Issuer Rating: Existing NextEra Energy, Inc. Parent Corporate text levels. 1 A- / Baa1 / A- Dominion Energy Entity Guarantee of NextEra Energy Capital Holdings, Inc. Debt Level 1: Keep bold and remove bullet to make a paragraph Dominion Energy • Level 2: Bulleted Issuer Rating: paragraph text A- / Baa1 / A- – Level 3: Bulleted (post closing) NextEra paragraph text Dominion FPL Energy Capital Energy Holdings Virginia SCANA Corp. Issuer Rating: Issuer Rating: Issuer Rating: Not Rated A / A1 / A A- / Baa1 / A- ALL WHITE BACKGROUND A- / A3 / A- (post closing) To change the background to all 50% ownership white, right-click outside the slide, and choose FORMAT Dominion Dominion NextEra NextEra BACKGRUND and change Energy South Energy South Dominion Energy Energy background color to white. Carolina Carolina Energy OSW Resources Transmission Generating Project, LLC Issuer Rating: Project Specific Subsidiary Co. Ratings Specific Ratings Not Rated BBB+ / Baa1 / A- Not Rated (post closing) Contracted Millstone and FERC- Peripheral Wind, Solar, other long term Businesses Regulated Storage contracted Pipelines and Other Assets assets Assets Project Specific Project Specific Not Rated Ratings Not Rated Ratings 1. NextEra Energy, Inc. to put in place at closing a parent guarantee of Dominion Energy, Inc. holding company debt comparable to its Guarantee dated October 14, 1998, by and between NextEra Energy, Inc. (Guarantor) and NextEra Energy Capital Holdings, Inc. that establishes Guarantor fully and unconditionally guarantees prompt and full payment of NextEra Energy Capital Holdings, Inc. debt, removing structural subordination to equalize ratings and provide ratings parity NextEra Energy + Dominion Energy 48

TEXT LEVELS Remove bullet on Level to create header text. Reconciliation of GAAP Net Income to Adjusted Earnings Use the TAB key to move text to the next text level. Use SHIFT key + TAB key to Attributable to NextEra Energy, Inc. (Twelve Months Ended December 31, 2025) move text up to the previous text level. Or use the Increase / Decrease List Level on the Home Tab to Energy Corporate NextEra move down or up between the text levels. (millions, except per share amounts) FPL Resources & Other Energy, Inc. Net Income (Loss) Attributable to NextEra Energy, Inc. $ 5,012 $ 2,975 $ (1,152) $ 6,835 Level 1: Keep bold and remove bullet to make a Adjustments - Pretax: paragraph Net losses (gains) associated with non-qualifying hedges - (38) 401 363 • Level 2: Bulleted paragraph text Change in unrealized losses (gains) on equity securities held in NEER's nuclear decommissioning funds and OTTI – net - (114) - (114) – Level 3: Bulleted paragraph text XPLR Infrastructure, LP investment gains – net - 876 - 876 Less related income tax expense (benefit) - (176) (101) (277) Adjusted Earnings (Loss) $ 5,012 $ 3,523 $ (852) $ 7,683 ALL WHITE BACKGROUND To change the background to all white, right-click outside the slide, and choose FORMAT Earnings (Loss) Per Share Attributable to NextEra Energy, Inc. (assuming dilution) $ 2.42 $ 1.44 $ (0.56) $ 3.30 BACKGRUND and change background color to white. Adjustments - Pretax: Net losses (gains) associated with non-qualifying hedges - (0.02) 0.20 0.18 Change in unrealized losses (gains) on equity securities held in NEER's nuclear decommissioning funds and OTTI – net - (0.05) - (0.05) XPLR Infrastructure, LP investment gains – net - 0.42 - 0.42 Less related income tax expense (benefit) - (0.09) (0.05) (0.14) Adjusted Earnings (Loss) Per Share $ 2.42 $ 1.70 $ (0.41) $ 3.71 NextEra Energy + Dominion Energy 49

TEXT LEVELS Remove bullet on Level to create header text. Definitional information Use the TAB key to move text to the next text level. Use SHIFT key + TAB key to move text up to the previous text level. Or use the Increase / Decrease List Level on the Home Tab to move down or up between the NextEra Energy, Inc. Adjusted Earnings Expectations (including subsidiaries as applicable) text levels. This presentation refers to adjusted earnings per share expectations. NextEra Energy does not provide a quantitative reconciliation of forward-looking adjusted earnings per share to earnings per share, the most directly comparable GAAP financial measure, because certain information needed to reconcile these measures is not available without unreasonable Level 1: Keep bold and remove bullet to make a efforts due to the inherent difficulty in forecasting and quantifying these measures. These items include, but are not limited to, the effects of non-qualifying hedges and unrealized paragraph gains and losses on equity securities held in NextEra Energy Resources, LLC's nuclear decommissioning funds and other than temporary impairments. These items could • Level 2: Bulleted significantly impact GAAP earnings per share. Adjusted earnings expectations and other forward-looking statements assume, among other things: normal weather and operating paragraph text conditions; positive macroeconomic conditions in the U.S. and Florida; supportive commodity markets; current forward curves; public policy support for wind, solar and storage – Level 3: Bulleted development and construction; market demand for generation development and capacity needs; market demand and policy support for transmission development and expansion; paragraph text market demand for pipeline capacity; access to capital at reasonable cost and terms; rate case outcomes consistent with historical; no adverse litigation decisions; and no changes to governmental policies or incentives. ALL WHITE BACKGROUND To change the background to all white, right-click outside the slide, and choose FORMAT BACKGRUND and change background color to white. NextEra Energy + Dominion Energy 50

TEXT LEVELS Remove bullet on Level to create header text. Cautionary Information Use the TAB key to move text to the next text level. Use SHIFT key + TAB key to move text up to the previous text level. Or use the Increase / Decrease List Level on the Home Tab to move down or up between the No offer or solicitation text levels. This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or Level 1: Keep bold and remove bullet to make a qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of paragraph the Securities Act of 1933, as amended. • Level 2: Bulleted paragraph text Additional Information about the Transactions and Where to Find It – Level 3: Bulleted paragraph text In connection with the proposed transactions, NextEra Energy intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of NextEra Energy and Dominion Energy that also constitutes a prospectus of NextEra Energy. Each of NextEra Energy and Dominion Energy may also file other relevant documents with the SEC regarding the proposed transactions. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that NextEra Energy or Dominion Energy may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of NextEra Energy ALL WHITE BACKGROUND and Dominion Energy. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, AND ANY To change the background to all OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN white, right-click outside the THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT NEXTERA ENERGY, DOMINION slide, and choose FORMAT BACKGRUND and change ENERGY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. background color to white. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when available) and other documents containing important information about NextEra Energy, Dominion Energy and the proposed transactions, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by NextEra Energy will be available free of charge on NextEra Energy’s website at http://www.investor.nexteraenergy.com/ or by contacting NextEra Energy’s Investor Relations Department by email at investors@nexteraenergy.com or by phone at (800) 222-4511. Copies of the documents filed with the SEC by Dominion Energy will be available free of charge on Dominion Energy’s website at http://investors.dominionenergy.com or by contacting Dominion Energy’s Investor Relations Department by email at investor.relations@dominionenergy.com or by phone at (804) 819-2438. NextEra Energy + Dominion Energy 51

TEXT LEVELS Remove bullet on Level to create header text. Cautionary Information (continued) Use the TAB key to move text to the next text level. Use SHIFT key + TAB key to move text up to the previous text level. Or use the Increase / Decrease List Level on the Home Tab to Participants in the Solicitation move down or up between the text levels. NextEra Energy, Dominion Energy and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Level 1: Keep bold and remove bullet to make a Information about the directors and executive officers of NextEra Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in paragraph (i) NextEra Energy’s proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on April 1, 2026, including under the headings “Proposal 1: Election • Level 2: Bulleted as directors of the nominees specified in this proxy statement,” “Director Compensation,” “Executive Compensation,” and “Common Stock Ownership of Certain Beneficial Owners paragraph text and Management,” (ii) NextEra Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 13, 2026, including – Level 3: Bulleted under the heading “Item 1. Business—Information About Our Executive Officers,” (iii) to the extent certain holdings of NextEra Energy securities by its directors or executive officers paragraph text have changed since the amounts set forth in NextEra Energy’s proxy statement for its 2026 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC. ALL WHITE BACKGROUND Information about the directors and executive officers of Dominion Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in To change the background to all white, right-click outside the (i) Dominion Energy’s proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on March 19, 2026, including under the headings “Item 1: Election slide, and choose FORMAT of Directors – Director Nominees, “Compensation of Non-Employee Directors,” “Executive Compensation” and “Security Ownership of Certain Beneficial Owners and BACKGRUND and change Management,” (ii) Dominion Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 23, 2026, including background color to white. under the heading “Information about our Executive Officers,” and (iii) to the extent certain holdings of Dominion Energy securities by its directors or executive officers have changed since the amounts set forth in Dominion Energy’s proxy statement for its 2026 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by NextEra Energy and Dominion Energy will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by NextEra Energy and Dominion Energy will be available free of charge through the sources indicated above. NextEra Energy + Dominion Energy 52